UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 26, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Explanatory Note: The Company is resubmitting this Form 6-K/A to amend the original submission made on March 25, 2013, regarding the Manual for Participation in Ordinary and Extraordinary General Meeting.

Manual for Participation in Ordinary and Extraordinary General Meeting

April 26, 2013

Index

Message from Management	3

Ordinary and Extraordinary General Meeting Agenda	4

Guidance for Participation	5

Fibria’s Bylaws - General Meeting	7

Information on the matters to be examined and discussed	8

Annex 1 – Call Notice	11

Annex 2 – Management Proposal and its Annexes	14

Annex I – Capital Budget Proposal	23

Annex II – Comments of the Executive Officers (item 10 of CVM Ruling 480/2009)	25

Annex III – Information about the candidates for election as members of the board of directors (item 12.6 to 12.10 of the CVM Ruling 480/2009)	92

Annex IV – Remuneration of members of the board of directors, executive board of officers of the company for the fiscal year of 2013 (item 13 of the CVM Ruling 480/2009)	118

Annex V – Proposals for amendments to the Company Bylaws	166

Message from the management

Dear Shareholder,

Fibria Celulose S.A. (“Fibria” or the “Company”), a Company listed on the Novo Mercado of the Brazilian Stock Exchange BM&FBovespa, in line with its commitment to adopt outstanding Corporate Governance practices, prepared this Manual, whose purpose is to clearly and succinctly present important information and guidance relating to the convocation of Fibria’s Ordinary and Extraodinary General Meetings (“O/EGM” or “General Meeting”) to be held together on April 26, 2013, at 11:00 a.m., at the Company’s headquarters located at Alameda Santos, 1.357 / 6th floor, in the Eucalyptus Room, in the City of São Paulo, State of São Paulo.

Members of Fibria’s Board of Executive Officers, a representative of the Fiscal Council and a representative of the Independent Auditors responsible for auditing the Financial Statements for the year ended December 31, 2012 will be present at the General Meetings and will be able to clarify any matters included in the agenda.

We emphasize that each share issued by Fibria is entitled to one vote in the General Meetings.  As such, your participation is very important to the Company.

We hope we can count on your presence, for which we thank you in anticipation.

Sincerely,

José Luciano Duarte Penido	Marcelo Strufaldi Castelli
Chairman of the Board of Directors	Chief Executive Officer

Ordinary and Extraordinary General Meetings Agenda

At that meeting, the following matters will be submitted for the resolution of the Shareholders. More information, as well as the procedures for participating in the General Meetings, are available in this Manual, its Annexes and on the websites of Fibria and the Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br), and may also be obtained from Fibria’s Investor Relations Department.

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2012;

(b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ended December 31, 2012;

(c) Resolve on the proposed capital budget for 2013;

(d) Elect the members of the Board of Directors of the Company;

(e) Set the aggregate annual remuneration to the management of the Company.

2. In the Extraordinary General Meeting:

(a) Amend, as per the management’s proposal, the head of Article 5 of the Bylaws in order to rectify the capital stock and the quantity of shares issued, according to the Board of Directors meeting held on April 24, 2012;

(b) Amend, as per the management’s proposal, the Company’s Bylaws so as to permanently institute the Statutory Auditing Committee (CAE), as per the terms of CVM Ruling 509 of November 16, 2011, which shall operate permanently;

(c) Amend the Article 27, and its respective paragraphs, of the Bylaws in order to include that the Fiscal Council shall not operate permanently, and shalll only be installed upon request by the Shareholders, pursuant to the applicable law.

(d) Approve, as per the previous deliberations and the consequent renumbering of the Articles, the consolidation of the Company’s Bylaws.

Guidance for Participation

Date, Time and Place

Fibria’s Ordinary and Extraordinary General Meetings will be held on April 26, 2013 at 11:00 a.m. at the Company’s headquarters located at Alameda Santos, 1.357 / 6th floor, Eucalyptus Room, in the City of São Paulo, State of São Paulo (see the map below).

We recommend that parties interested in participating in the General Meetings arrive 30 minutes early.

Who may participate in the General Meetings

All shareholders owning common shares issued by Fibria, or their duly appointed legal representatives or procurators, may participate in the General Meetings.

Required documentation

All those attending the General Meeting must present personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013.

In the case of legal representatives of a shareholding entity, besides the respective identification, an authenticated copy or original of the constitutive act of the shareholder (current Bylaws, Charter or equivalent document) must also be presented, as well as the corporate documentation showing their election as a representative.

In the case of Investment Funds, besides the documents mentioned in the preceding paragraphs, an authenticated copy or original of the respective Regulation must be presented.

Documents issued outside Brazil must be notarized, legalized by a local Brazilian diplomatic office, and accompanied by a sworn translation in Portuguese.

Finally, participants in the Fungible Custody of Registered Shares of the Stock Exchanges (Custódia Fungível de Ações Nominativas das Bolsas de Valores) must present a statement issued by the custodian after April 23, 2013, containing the respective shareholding participation.

Shareholders Represented by a Procurator

Pursuant to article 126 of Law 6.404/76 (the “Brazilian Corporations Law”), shareholders may be represented in General Meetings by a procurator appointed within the last year, who is a shareholder in or administrator of Fibria,  a lawyer, or a financial institution.

Shareholders represented by procurators must deposit the respective instruments of mandate, accompanied by the representation documents mentioned in the previous item in this Manual, at Fibria’s headquarters by April 23, 2013. These documents must be sent to the attention of the Company’s Legal Department at Alameda Santos, n° 1.357, 7th floor, 01419-908, São Paulo - SP.

If the Shareholder has not deposited the power of attorney within the time period established above, its representatives or procurator may participate in the Meetings, as long as they present, by that date of the Meeting, the originals of the documents proving their powers.

Holders of ADRs (American Depositary Receipts)

Citibank N.A, the depositary for the ADRs in the United States, will send the ADR holders the documentation needed to be represented in the General Meetings. The Voting Instructions need to be received by the Depositary or broker/custodian bank prior to 10:00 A.M. (New York City time) on April 23, 2013. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (+1) 877-CITI-ADR ((+1) 877-248-4237).

Additional Clarifications

For further information access the call notice (annex 1 of this manual). Additionally, Fibria’s Department of Investor Relations is available for any additional clarification, at 55 11 2138.4565 and at ir@fibria.com.br.

Fibria’s Bylaws - General Meeting

Fibria Bylaws

Chapter V – Shareholders’ Meetings

Article 28 – The Shareholders’ Meeting called and convened pursuant to the law and Fibria’s Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15) day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 – The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 – The Shareholders’ Meeting shall be presided over by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 – The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in Fibria’s Bylaws, then the shareholder may attend the Meeting, provided he attends the Meeting with the originals of the documents supporting the powers granted thereto.

Paragraph 5 – Besides the matters that are within its competence as provided for in law and in Fibria’s Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters VII and IX of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article 32 of Fibria’s Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

To access Fibria’s Bylaws please click here

Information on the Matters to be Examined and Discussed

As provided for in the Brazilian Corporations Law, and pursuant to the Call Notice (which is included in this Manual as Annex 1) published in the Diário Oficial do Estado de São Paulo and in Valor Econômico magazine and made available on the webpages of Fibria and Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br) as of March 22, 2013, the matters to be resolved in the General Meetings are as indicated below.

All the documents mentioned in each of the below items are available on the websites of Fibria and Brazilian Securities Commission (www.fibria.com.br/Investidores and www.cvm.gov.br), and have been published, when required by law, in the Diário Oficial do Estado de São Paulo and in Valor Econômico magazine.

In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2012;

Fibria’s Financial Statements, accompanied by the Management Report and the Opinions of the Independent Auditors PricewaterhouseCoopers Auditores Independentes and the Fiscal Council were published on January 31, 2013 in the Valor Econômico magazine and on February 01, 2013 in the Diário Oficial do Estado de São Paulo and are available at the Company’s website (www.fibria.com.br/ir). Management discussion of the Company’s financial condition, pursuant to item 10 of the Reference Form from CVM Instruction 480/2009, are included as Annex II to the Management Proposal (Annex 2);

(b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ended December 31, 2012;

For the fiscal year ended December 31, 2012, the Company recorded a loss in the amount of R$704,706,284.78 (seven hundred four million, seven hundred six thousand, two hundred eighty four Reais and seventy eight cents). Consequently, the Company did not declare or pay up prepaid dividends or interest on capital during the fiscal year of 2012.

As a result of the recorded loss, there will not be a proposal for the distribution of dividends.

(c) Resolve on the proposed capital budget for 2013;

The proposed capital budget prepared by Management is included in this Manual as Annex I to the Management Proposal;

(d) Elect the members of the Board of Directors of the Company;

The information on the members of the Board of Directors is included in this Manual as Annex III to the Management Proposal, and was prepared as suggested in item 12.6 - 12.10 of the Reference Form of CVM Instruction 480/2009.

(e) Set the aggregate annual remuneration to the management of the Company.

The proposal relating to the annual global remuneration of the Administrators for 2013 as well as information relating to the remuneration of the Administrators prepared in accordance with item 13 of the Reference Form of CVM Instruction 480/2009 is also included in this Manual as Annex IV to the Management Proposal.

In the Extraordinary General Meeting:

(a) Amend, as per the management’s proposal, the head of Article 5 of the Bylaws in order to rectify the capital stock and the quantity of shares issued, according to the Board of Directors meeting held on April 24, 2012;

The proposed amendment results from the fact that, on 24 April 2012, the Company’s Board of Directors, approved, by means of a public offer of primary distribution of 86 million common shares, all registered in book-entry form, with no par value, the increase of the Company’s capital stock, within the limit established by Article 6 of the Company Bylaws and with exclusion from the right of first refusal, within the terms of Article 172 of Law no. 6,404/76, in the amount of R$1,361,380,000.00 (one billion, three hundred sixty one million, three hundred eighty thousand Reais), raising the Company’s capital stock from R$8,379,397,179.59 (eight billion, three hundred seventy nine million, three hundred ninety seven thousand, one hundred seventy nine Reais and fifty nine cents) to R$9,740,777,179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy nine Reais and fifty nine cents), through the issuance of 86 million common shares, at issuance price of R$15,83 (fifteen Reais and eighty three cents). As a result of the approved capital increase, the Company’s capital stock is R$9,740,777,179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy nine Reais and fifty nine cents) divided into 553.934.646 (five hundred fifty three million, nine hundred thirty four thousand, six hundred forty six) common shares, which are all registered in book-entry form, with no par value.

(b) Amend, as per the management’s proposal, the Company’s Bylaws so as to permanently institute the Statutory Auditing Committee (CAE), as per the terms of CVM Ruling 509 of November 16, 2011, which shall operate permanently;

(c) Amend the Article 27, and its respective paragraphs, of the Bylaws in order to include that the Fiscal Council shall not operate permanently, and shalll only be installed upon request by the Shareholders, pursuant to the applicable law.

Furthermore, the Fiscal Council can be appointed by a Shareholders’ Meeting at a request of shareholders representing at least 2.0% (two percent) of the capital stock. The request for the Fiscal Council to operate may be made at any General Meeting, which shall elect its members, even if the subject is not included in the call notice.

(d) Approve, as per the previous deliberations and the consequent renumbering of the Articles, the consolidation of the Company’s Bylaws.

Due to the inclusion of a new chapter and modification and rectification of articles of the Bylaws of the Company, consolidation and renumbering of articles is justified, as it will facilitate access and read the document in question.

The full text of the Company’s Bylaws clearly indicating the changes proposed above appears as Annex V to the Management Proposal attached to this Manual.

Annex 1 – Call Notice

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE FOR

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in Article 124 of Law nº 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Ordinary and Extraordinary General Meetings to be jointly held on April 26, 2013, at 11:00AM, in the Company’s headquarters building, located at Alameda Santos, n° 1357/6º floor, Sala Eucalyptus, City of São Paulo, State of São Paulo, to deliberate the following agenda:

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2012;

(b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ended December 31, 2012;

(c) Resolve on the proposed capital budget for 2013;

(d) Elect the members of the Board of Directors of the Company;

(e) Set the aggregate annual remuneration to the management of the Company.

2. In the Extraordinary General Meeting:

(a) Amend, as per the management’s proposal, the head of Article 5 of the Bylaws in order to rectify the capital stock and the quantity of shares issued, according to the Board of Directors meeting held on April 24, 2012;

(b) Amend, as per the management’s proposal, the Company’s Bylaws so as to permanently institute the Statutory Auditing Committee (CAE), as per the terms of CVM Ruling 509 of November 16, 2011, which shall operate permanently;

(c) Amend the Article 27, and its respective paragraphs, of the Bylaws in order to include that the Fiscal Council shall not operate permanently, and shalll only be installed upon request by the Shareholders, pursuant to the applicable law.

(d) Approve, as per the previous deliberations and the consequent renumbering of the Articles, the consolidation of the Company’s Bylaws.

General Information:

1.  The holders of the Company’s common nominal shares are invited to participate, in person or represented by an attorney-in-fact or legal representative, in the General Meetings presently summoned, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law n. 6,404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

- Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013;

- Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013;

- Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013.

1.1. The Shareholder that will be represented by an attorney-in-fact must deposit the respective power of attorney at the Company’s headquarters up to 3 (three) business days before the date set for the General Meetings presently summoned, in accordance with Article 28, § 4, of the Bylaws. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/7° floor, 01419-908, São Paulo - SP.

1.2. If the Shareholder has not deposited the power of attorney within the time period established in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meetings, as long as they present, by that date, the originals of the documents proving their powers.

2. The minimum percentage required for the adoption of a multiple voting process for the election of the Board of Directors is 5% (five percent) of the common shares, according to CVM Ruling n. 165, issued by the Brazilian Securities and Exchange Commission on December 11, 1991, with later alterations. According to Article 141, paragraph 1 of Law 6,404/76, the shareholders shall have the right to request the adoption of the multiple voting process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

3. All documents pertaining to the matters to be resolved in the General Meetings in question, including all the documents required by the Ruling n. 481 issued by the Brazilian Securities and Exchange Commission of December 17, 2009, are available to the Shareholders at the Company’s headquarters, on the webpage of the Company’s department of Investor Relations (www.fibria.com.br/ir), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br), and on the São Paulo Stock Exchange BM&FBOVESPA website (www.bmfbovespa.com.br).

São Paulo, March 22, 2013.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

Annex 2 – Management Proposal and its Annexes

São Paulo, March 22, 2013

MANAGEMENT PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “Company”) submit to its shareholders its proposal on the matters to be resolved at the Annual General and Extraordinary Meetings, to be held simultaneously on April 26, 2013, under the terms proposed below (“Proposal”).

GENERAL CONSIDERATIONS

All information and documents referred to in this Proposal and provided in Articles. 9, 10, 11 and 12 of the CVM Ruling No. 481, December 17, 2009 (“ICVM 481/2009”), are available to shareholders at the Company headquarters and its website (www.fibria.com.br), at the website of the Securities and Exchange Commission - CVM (www.cvm.gov.br) and were included in Annexes I to V of this Proposal.

Whereas the Company recorded a loss on December 31, 2012, the Exhibit 9-1-II of ICVM 481/2009 - Allocation of Net Income, shall not be presented, considering that, as per the decision of the Securities and Exchange Commission Collegiate - CVM, of September 29, 2011 (CVM Case RJ2010-14687), the companies that record a loss for the fiscal year are exempt from presenting the information indicated in the Exhibit 9-1-II of CVM Ruling No. 481/09 (Circular Official Letter CVM/SEP No. 01/2013, item 2.4.2 a).

The Exhibit I refers to the Company’s Capital Budget Proposal for the fiscal year of 2013, which, considering the reported loss for the fiscal year ended December 31, 2012, the Capital Budget does not include any retained earnings, with the resources resulting from its own generation (generated with operational activity during the financial year) and those obtained from third parties.

The Exhibit II, prepared in the manner set forth in item 10 of the Reference Form of the Company, according to ICVM No. 480/2009, records the comments of the directors on the Company’s financial condition and aims to provide to shareholders a comprehensive review of the Company business.

The Exhibit III contains information on the candidates for election to the Board of Directors and was elaborated in the form set forth by item 12.6 to 12.10 of the Company’s Reference Form, within the terms of ICVM 480/2009.

The Exhibit IV, referring to the management remuneration, was elaborated in conformity with item 13 of the Company’s Reference Form, within the terms of ICVM 480/2009.

The global remuneration proposal for the fiscal year of 2013 can be found in item 5 of the present Proposal.

Lastly, the Exhibit V refers to the proposals for amendments to the Company Bylaws, and was elaborated within the terms of Article 11, I, of ICVM No. 481/2009. The report set forth by Article 11, II, of ICVM 481/2009 is found in item 6 of the present document.

1. THE ACCOUNTS OF DIRECTORS, FINANCIAL STATEMENTS OF THE COMPANY AND THE MANAGEMENT REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

The financial statements and management report of FIBRIA were prepared by the Executive Board of the Company, audited by Independent Auditors PricewaterhouseCoopers Auditores Independentes and approved by the Board of Directors of the Company at a meeting of that body held on January 29, 2013, and such documents were published on January 31, 2013 at Valor Econômico journal and on February 1, 2013, at Diário Oficial do Estado de São Paulo.

The Tax Council gave a favorable opinion on January 30, 2013, opining for the routing of the documents for approval by the shareholders in the meeting.

2. ALLOCATION OF THE RESULTS OF THE FISCAL YEAR ENDED DECEMBER 31, 2012

For the fiscal year ended December 31, 2012, the Company recorded a loss in the amount of R$704,706,284.78 (seven hundred four million, seven hundred six thousand, two hundred eighty four Reais and seventy eight cents). Consequently, the Company did not declare or pay up prepaid dividends or interest on capital during the fiscal year of 2012.

As a result of the recorded loss, there will not be a proposal for the distribution of dividends.

3. CAPITAL BUDGET FOR THE FISCAL YEAR OF 2013

The Investment Plan for 2013, duly approved by the Board of Directors in a meeting held on December 13, 2012, and reviewed and adjusted by the same Board on  February 28, 2013, totals the amount of R$1,244 million, and in its majority dedicated to the maintenance of the Company’s operations, distributed as follows:

These investments will be made primarily with resources of the Company (generated from operational activities during the fiscal year) and resources obtained from third parties.

Summary of Sources and Use:

4. ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

As per the terms of Article 16 of the Company Bylaws, the Board of Directors proposes the election of the ticket composed by the candidates indicated below for a two-year term:

Messrs., José Luciano Penido, Raul Calfat, Carlos Augusto Lira Aguiar, João Carvalho de Miranda, Alexandre Silva D’Ambrosio and their respective alternates Paulo Henrique De Oliveira Santos, Gilberto Lara Nogueira, Samuel de Paula Matos, Mário Antônio Bertoncini, Eduardo Borges de Andrade Filho were nominated by the shareholder Votorantim Industrial S.A. (VID), signatory of the Company’s Shareholder’s Agreement.

Messrs., Julio Cesar Maciel Ramundo and Eduardo Rath Fingerl and their respective alternates Laura Bedeschi Rego de Mattos and Leonardo Mandelblatt were nominated by BNDES Participações S.A., signatory of the Company’s Shareholder’s Agreement.

Messrs., José Armando de Figueiredo Campos and Alexandre Gonçalves Silva and their respective alternates Maria Paula Soares Aranha and José Écio Pereira da Costa Júnior were appointed as independent board members.

Additional information on the candidates for the Board of Directors is available in Exhibit III.

5. REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS, EXECUTIVE BOARD OF OFFICERS OF THE COMPANY FOR THE FISCAL YEAR OF 2013

It is proposed to the General Meeting to approve the global remuneration of up to R$39,316 million for the Company’s management, and it is up to the Board of Directors, pursuant to Article 17, item III of the Company’s Bylaws, to determine and apportion the individual remuneration of the management within the limits now proposed, if approved. The proposed global remuneration includes the remuneration of the Executive Board of Officers of the Company, its Board of Directors and advisory committees to the Board of Directors during the period from January to December 2013, and includes fixed and variable remuneration (considering for this the maximum level attainable), direct and indirect, as well as benefits of any kind. These will be excluded from any taxes and contributions to the official social security.

Additional information on management remuneration foreseen for the fiscal year of 2013 are available in Exhibit IV.

6. AMENDMENTS TO THE COMPANY BYLAWS

This item VI was drafted in compliance with Article 11 of CVM Ruling no. 481, published December 17, 2009, regarding the amendment proposals to the Company Bylaws to be submitted to the shareholders in an Extraordinary Shareholder’s Meeting set for April 26, 2013.

Amendments to the following provisions of the Company Bylaws and consolidation of the Bylaws:

The Proposal of the amendments to the Company Bylaws objectifies:

(a) Amend the head of Article 5 in order to rectify the capital stock and the quantity of shares issued, in the following terms:

Article 5 – The capital stock, completely subscribed for and paid-in, is of R$9,740,777,179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy nine Reais and fifty nine cents) divided into 553.934.646 (five hundred fifty three million, nine hundred thirty four thousand, six hundred forty six) common shares, which are all registered in book-entry form, with no par value.

The proposed amendment results from the fact that, on 24 April 2012, the Company’s Board of Directors, approved, by means of a public offer of primary distribution of 86 million common shares, all registered in book-entry form, with no par value, the increase of the Company’s capital stock, within the limit established by Article 6 of the Company Bylaws and with exclusion from the right of first refusal, within the terms of Article 172 of Law no. 6,404/76, in the amount of R$1,361,380,000.00 (one billion, three hundred sixty one million, three hundred eighty thousand Reais), raising the Company’s capital stock from R$8,379,397,179.59 (eight billion, three hundred seventy nine million, three hundred ninety seven thousand, one hundred seventy nine Reais and fifty nine cents) to R$9,740,777,179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy nine Reais and fifty nine cents), through the issuance of 86 million common shares, at issuance price of R$15,83 (fifteen Reais and eighty three cents).

As a result of the approved capital increase, the Company’s capital stock is R$9,740,777,179.59 (nine billon, seven hundred forty million, seven hundred seventy seven thousand, one hundred seventy nine Reais and fifty nine cents) divided into 553.934.646 (five hundred fifty three million, nine hundred thirty four thousand, six hundred forty six) common shares, which are all registered in book-entry form, with no par value.

In compliance with Article 11, item II, of CVM Ruling nº 481, of December 17 2009, the Company’s Board of Directors informs that the proposed amendments shall not produce economic effects.

(b) Amend the Bylaws of the Company so as to include the Statutory Audit Committee – CAE, within the terms of CVM Ruling 509, published on November 16, 2011, which shall operate on a permanent basis, in the following terms:

Chapter VI – Statutory Audit Committee

Article 29 – The Company shall have a Statutory Audit Committee (CAE), an advisory and instruction collegial body directly linked to the Company’s Board of Directors, with the objective of supervising the quality and integrity of the financial reports, the adherence to legal, statutory and regulatory rules, the adequacy of the procedures related to risk management and the activities of the internal and independent auditors.

Paragraph 1 – The CAE shall have its own Internal Regulations, approved by the Board of Directors, that shall, in a detailed fashion, set out its functions as well as its operational procedures, pursuant to the legislation in force and the regulations issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in.

Paragraph 2 – The CAE shall operate permanently, and will be composed of, at least 3 (three), and at most 5 (five) members, each with a term of office of 5 (five) years, appointed and dismissed by the Board of Directors, all of which shall meet the standards of independence, and of which at least one member shall meet the standards of capacity in corporate accounting set forth in the CAE’s Internal Regulations, the applicable legislation and the rules issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in. The CAE shall have one Coordinator, whose activities shall be set forth in the CAE’s Internal Regulations.

Paragraph 3 – The participation of the Company’s Executive Officers, or the Executive Officers of the Company’s subsidiaries, controlling companies, affiliates companies or companies under direct or indirect common control, in the CAE is prohibited.

Paragraph 4 – The CAE’s functions shall encompass, but not be limited to, the following:

I – analysis of the financial statements;

II – supervision of the Company’s financial sector;

III – ensuring that the Board of Executive Officers implements a reliable internal control;

IV – ensuring that the internal auditing carries out their role satisfactorily and that the external auditors evaluate, through their own analysis and revision, the Board of Executive Officers’ practices and the internal auditing;

V – setting out, along with the external auditors, the work plan and fee agreement;

VI - recommend to the Board of Directors the appointment, remuneration and replacement of the external auditors; and

VII - interact with the external auditors on matters related to the audit procedure.

Paragraph 5 – The Board of Directors shall define the members’ remuneration, as well as the CAE’s operational budget.

The constitution of a Statutory Audit Committee is in line with the Company’s objective complying with the best corporate governance practices, increasing the transparency of the Company’s information for its shareholders and investors, as well as improving the Company’s risk management.

The present proposal to amend the Bylaws of the Company to constitute a Statutory Audit Committee, in accordance with CVM IN 509, shalll be submitted for shareholders approval at the General Meeting of April 26, 2013. Once approved such amendment of the Bylaws and the amendment of the Fiscal Council as a non-permanent board, the Board of Directors shall decide on the composition of the Statutory Audit Committee and remuneration of its members, within the limits of the global remuneration approved.

In compliance with article 11, item II, of CVM Ruling nº 481, of December 17, 2009, the Company’s Board of Directors informs that the proposed amendments shall not produce economic effects.

(c) Amend Article 27, and its respective paragraphs, in order to include that the Fiscal Council shall not operate permanently, and will only be installed upon request by the Shareholders, pursuant to the applicable legislation.

This amendment proposal is justified by the fact that, once the Statutory Audit Committee is created, as a permanent committee, according to CVM Ruling 509, of November 16, 2011, the maintenance of a permanent Fiscal Council is unnecessary, as well as it represents an additional cost for the Company.

In compliance with Article 11, item II, of CVM Ruling 481, of December 17, 2009, the Company’s Board of Directors informs that the proposed amendments shall not produce economic effects, nor relevant legal effects, since the Company will have a permanent Statutory Audit Committee. Furthermore, the Fiscal Council can be appointed by a Shareholders’ Meeting at a request of shareholders representing at least 2.0% (two percent) of the capital stock. The request for the Fiscal Council to operate may be made at any General Meeting, which shall elect its members, even if the subject is not included in the call notice.

(d) Approve, pursuant to the amendment proposals and consequent renumbering of the Articles, the consolidation of the Company Bylaws.

The text of the Bylaws clearly indicating the amendments and the proposal to the text for each of the abovementioned items is found in Exhibit V of the present Proposal.

We are at your disposal to provide any clarifications that may be needed.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT I - CAPITAL BUDGET PROPOSAL

To the Shareholders of

FIBRIA CELULOSE S.A.

Capital Budget Proposal (Annex IV)

Pursuant to Article 196 of Law 6,404/76, complemented by Law no. 10,303 of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) presents a Capital Budget Proposal.

The Investment Plan for 2013, duly approved by the Board of Directors in a meeting held on December 13, 2012, totals the amount of R$1,244 million, distributed as follows:

These investments will be made primarily with resources of the Company (generated from operational activities during the fiscal year) and resources obtained from third parties.

Summary of Sources and Use:

We are at your disposal to provide any clarifications that may be needed.

São Paulo, January 28, 2013.

THE BOARD OF OFFICERS

EXHIBIT II – COMMENTS OF THE EXECUTIVE OFFICERS (item 10 of CVM Ruling 480/2009)

10.1. a. General financial and assets conditions

The following are comments from the company’s Board corresponding to the analysis of financial condition and assets of the Company, which include an overview of the performance of the global market for each of the financial years ended 2012, 2011 and 2010 and their impact on the company’s results as well as an analysis on the performance of the Company’s capital management and the actions addressed in this management over those years.

The company’s results in 2012 were directly influenced by its good performance in the fourth quarter of the year. Worthy of note was the record volume of production and sales, stable cash costs, free cash generation and the reduction of net debt to the lowest level since the company was founded. During the year, the global macroeconomic scenario with its attendant uncertainties presented challenges for the pulp industry. Nevertheless, fundamentals remained consistent with pulp demand in the emerging markets, the main growth driver being primarily the new tissue paper machinery in China, which enabled balanced stock levels. These factors contributed to the recovery in short fiber pulp prices, which began the year at US$652/t, ending it at US$776/t (PIX/FOEX/ BHKP Europe index), representing an increase of 19%. The average appreciation of the dollar, of 17%, during 2012 also helped to leverage higher cash generation, on account of the company’s predominantly exporting nature.

The company exceeded the production record set in 2011, reaching 5.3 million tons in 2012, 2% up on the previous year’s production. This result was influenced by production during the fourth quarter of 2012, which stood at 1,4 million tons, the largest quarterly production volume since the company’s foundation. It should be pointed out that this performance was made possible thanks to greater operating efficiency at almost all our production units, the result of the coming of age of several initiatives, including the synergies obtained by creating the company. more stable operations, actions to control and reduce costs and the absence of operational maintenance stoppages contributed to the stability of production cash costs during 2012, which was R$473/t compared to R$471/t in 2011, even after taking into account (IPCA) inflation of 5.8% in 2012 and the effect of the 17% average appreciation of the dollar on the portion of cash cost exposed to the US currency. We had record sales of pulp in 2012, outstripping the production level for the period. In 2012 some 5,4 million tons were sold, 4% up on 2011. As a result, inventories ended the year at 46 days.

At the close of 2012 gross debt amounted to R$10,768 million, a reduction of 5% on 2011, partially absorbed by the 9% appreciation of the dollar at the year-end. Taking into account the receipt of the first installment from the sale of Losango (R$470 million) in the fourth quarter of 2012, the company’s cash position at the close of the year was R$3,023 million, thereby reducing net debt to R$7,745 million, a reduction of 18% over 2011 and the lowest level since the company was founded in 2012 the company generated approximately R$2,9 billion in liquidity events by (i) selling non-strategic assets (land and forestry assets in (the state of) Bahia and the sale of Losango), (ii) share offerings and (iii) cash generated from operations. These events led to the decline in the Net Debt/EBITDA indicator to 3.4x, against 4.8x at the end of 2011, and are testimony to the company’s efforts to reduce its leverage in the search for investment grade from the rating agencies.

The year 2012 saw the company’s pulp production reach 5,299 million tons, a production record since the company was founded in 2009, up by 2% on 2011 (5,184 million tons). This result can be attributed to higher operating efficiency at the company’s units. As a result of the greater production volume and demand in the Chinese market the company’s sales stood at 5,4 million tons, a record since the company was founded in 2009, with Europe accounting for 41% of the volume sold (42% in 2011).

In 2012 the company’s net revenue was R$6,174 million, up by 5% on 2011, having been affected primarily by higher sales volume (4%) and the 7% price increase for pulp in Brazilian currency, which in turn arose from the 17% appreciation of the dollar in the period. These effects offset the absence of income in the paper business (the Piracicaba Unit sold in September/2011) of R$324 million in 2011. After stripping out this effect, total net revenue in 2012 would have been 12% higher than in 2011.

The year 2012 was also noted for important progress made in the company’s strategic planning. Following the creation of the alliance with Ensyn Corporation (Ensyn), the company made progress in its mission to leverage its forestry expertise in order to develop higher value added alternatives that can supplement its global leadership and excellence in pulp production. Ensyn is a US company with the technology used for producing renewable liquid fuel.

The year of 2011 was characterized by high volatility in Europe and reduced global demand for commodities. The pulp market had two distinct stages. Throughout the first half of the year, global demand for pulp market grew by 7.7% over the same period in 2010, driven largely by a strong demand from China that reached a record 6.3 million tons. The price of hardwood pulp based in Europe (FOEX) showed an upward trend, starting the year 2011 at US$849/t and reaching US$874/t in June, above the average of $600/t ( between 1998 and 2011). From July, the crisis in Europe and its developments in the global economy cooled global demand for pulp, increasing the stocks of producers to 38 days (above the average of 33 days), which resulted in successive price reductions - in December the FOEX base of Europe reached US$648/t. In face of this scenario, several producers announced a slow down in production in the fourth quarter of 2011, thereby setting a floor for the price to fall. Profit margins narrowed in the financial year due to this adverse situation in Europe and in the United States, which also brought reflexes in Asia and repercussions on other economies.

In 2011, the company’s pulp production totaled 5.184 million thousand tons in its four production units and 93,000 thousand tons of paper in his old unit of paper production (Piracicaba), sold on September 2011. Relating to 2010, the increase in pulp production was 3% and it was due to productivity gains and greater operational stability of the plants. This efficiency has allowed achieving a record annual production in the units Aracruz, Três Lagoas and Jacareí. The 19% reduction in paper production reflects the sale of the Piracicaba Unit concluding the company’s strategic repositioning, concentrating its business in the pulp.

The sale volume of pulp in 2011 reached 5.141 thousand tons, 5% higher than the volume traded in the previous year, mainly due to the strong demand from Europe and North America found in the first half of the year and the strong presence especially in Asia in the second half of 2011. The distribution of the company’s sales to the end user is mainly concentrated in the markets of tissue paper of high quality and special papers, representing 78% of the total volume of pulp sold. These two markets are more resilient to economic crises and are those with higher expected growth, according to independent consulting PPPC (Pulp and Paper Products Council).

For 2010, the global economic recovery above the forecast was favored mainly by the good performance of the more mature economies, and the consistent growth of some emerging markets. This situation favored the performance of the commodities market, including demand for pulp and paper. The pulp market had two distinct stages in 2010. Throughout the first half of the year, the supply was limited due to the earthquake that affected the Chilean industry and production problems, while demand remained the same level as 2009. Consequently, world stocks of pulp producers were reduced to 25 days of supply. This situation reflected in prices, and in June/2010 the list price of eucalyptus pulp practiced in Europe reached the level of US$920 per ton, a level previously only recorded in 1995. The second half of the year was marked by the reduction of pulp import from China. With the resumption of pulp production to normal levels, the world’s stocks rose to 34 days’ supply at the end of the year, the normal level for the sector.

In 2010, the company’s production totaled 5.231 thousand tons of pulp and 311,000 thousand tons of paper in his 6 plants. Related to 2009, the 1% growth in pulp production was due to the additional production of the Três Lagoas Unit, which began its operations in late March 2009, and the increased productivity in all units, compensating for the absence of Guaíba unit. The 16% reduction in paper production reflects the absence of production coming from Guaíba Unit.

The company’s sales volume of pulp in 2010 reached 4.909 thousand tons, 4% lower than the volume traded in the previous year, mainly due to lower demand from Asia in the second half of the year. Exports accounted for 89% of total sales volume of pulp. During the year the region with the main highlight was the traditional Europe, a region in which the company was the world’s largest supplier of hardwood, absorbing 39% of total sales, a level 7 p.p higher than in 2009. The company’s sales to North America accounted for 28% by volume, an increase of 5 p.p. compared to 2009. After an atypical performance in 2009, the company’s sales to Asia have declined, following the global trend. In 2010, total exports to the region was 22%, 14 p.p. down compared to the previous year. The national market accounted for 11% of the total sales volume of the company, as the company becoming the leading supplier of market pulp in Brazil.

The market for tissue paper of high quality continued to be the most important segment in the distribution of the company’s sales to end users, absorbing 55% of total sales. The segment of printing and writing paper had a share of 28%. Other papers of high added value, such as special papers, consumed 17% of total sales. The sale volume of paper totaled 121 thousand tons, a reduction of 28% compared to 2009 sales, due to the lack of Guaíba unit.

Capital Management

The Company made progress in debt management in the last financial years - an effort whose results were in part reduced by the appreciation of U.S. dollar against the real, merely accounting effect which contributed to increase the leverage of the Company from 2010 to 2011. The conclusion of the sales of Guaíba Conpacel, KSR and Piracicaba Unit was an important milestone in the last 3 years: the operations enabled the strategy to reposition the Company in the pulp business and contributed to improve its capital structure. The proceeds from these transactions were used to reduce gross debt and in liquidity enhancement. The Company, following its financial policy, has a comfortable liquidity to cope with operational financial obligations.

The Management monitors the debt based on the consolidated financial leverage ratio. This index corresponds to the net debt divided by net income adjusted for net interest income, income taxes, depreciation, depletion and amortization and other items (adjusted to EBITDA). Net debt, in turn, corresponds to total loans less the amount of cash and cash equivalents, marketable securities and the fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved a new company policy on debt management and liquidity, which aims to establish guidelines for the management of financial indebtedness and liquidity seeking the resumption and maintenance of investment grade, according to classification of the three major ratings agencies, S&P, Moodys and Fitch. This rating will enable the company to diversify its sources of financing, permanent access to debt markets, reduce the cost of debt and also the creation of shareholder value. The policy is part of internal and corporate governance controls and complements the Company’s “Market Risk Management Policy”. The area of Risk and Compliance Governance has the ability to control and report, regardless of the Treasury, the framework of the indicators described.

The policy provides the ratio of net debt to adjusted EBITDA ratio within the range of 2.0x and 2.5x and may, at any given time of the investment cycle, temporarily reach the maximum level of 3.5x. Strategic and management decisions of the Company should not imply that this ratio exceeds 3.5x. This ratio should be calculated based on the last day of each quarter by dividing net debt at the end of the quarter by the index accumulated in the last four quarters. If the indicators of the policy go out of the limits due to impact of exogenous factors, every effort should be made for them to be incorporated again.

The Company shall maintain a minimum cash balance, cash equivalents and marketable securities in order to prevent the occurrence of mismatches in its cash flow which affect its ability to pay. This minimum cash balance is defined as the sum of: (i) minimum operating cash balance, which reflects the operating cash conversion cycle, and (ii) minimum balance to cover debt service, which includes interest and principal on short term. Additionally, management may seek to increase cash flow, including committed lines to meet the minimum cash metrics of rating agencies. The monitoring of liquidity will be mostly done by projected cash flow for 12 months. The projection of cash flow will consider stress tests in exogenous risks factors in the market, such as exchange rate, interest rate and price of pulp, in addition to endogenous factors.

The management of financial indebtedness and liquidity should also consider the financial covenants contemplating a safety margin so that they are not exceeded.

The Administration will prioritize funding in the same currency and/or indexer of its cash flow, thus seeking a natural hedge for its cash flow. The instruments should be compatible with the desired profile of debt. All incomes must be supported by quotations and approved by the authorities required by the Bylaws, policies and procedures in force.

The company’s Treasury is responsible for preparing the contingency plan that addresses the actions necessary to resolve the possible occurrence of this nature. This plan shall be submitted to the Finance Committee and duly supported by the relevant bodies.

The financial leverage ratios at December 31, 2012, 2011 and 2010 were as follows:

The leverage ratio fell from 4.8 in 2011 to 3.4 at December 31, 2012, primarily because of the higher cash flow from asset sales, the capital increase and the reduction in the gross indebtedness level during the period.

As of June 2012, for the purpose of analyzing financial covenants, including the financial leverage ratio, the US dollar became the currency of measurement, as detailed in Note 23 of the financial statements. As the ratios used above for the year ended December 31, 2012 were measured in Brazilian Reais, this ratio shows a difference from the ratio measured for the purpose of analyzing the covenants and financial leverage according to the newly adopted assumptions.

The leverage ratio measured by Net Debt/Adjusted EBITDA rose significantly from 3.6 in 2010 to 4.8 in December 31, 2011, primarily due to the devaluation of the real in the closing period. The average exchange rate in 2011, reflected in the Adjusted EBITDA, was R$1.6737 while the rate at the end of the fourth quarter of 2011, reflected in net debt, was R$1.8758. The high leverage ratio is a result of this mismatch between the impact of the real devaluation in Adjusted EBITDA and net debt.

In face of this scenario, the Company continues to focus on several fronts such as reducing the fixed cost, variable cost, selling expenses, Capex and working capital improvements, and has focused on actions that promote additional liquidity events, such as the disposal of assets in the south of Bahia and the sale of Losango forestry assets, in addition to other non-strategic assets. Thus the company’s aim is to strengthen its capital structure and achieve an appropriate level of leverage. The commitment to capturing synergies from the acquisition of Aracruz permeates all the company’s activities. We mapped several actions in the areas of Commercial, Logistics, Industrial, Forestry, Technology, Supplies, Finance, among others. These actions contribute to the strengthening of the company’s capital.

b. Capital structure and the possible redemption of shares indicating (i) redemption situations; (ii) the formula for calculating the redemption amount

The company’s net worth on December 31, 2012 was R$15,193 million, representing an increase of 4.5%, or approximately R$653 million, over the net worth at December 31, 2011, primarily due to the loss incurred in the year ended 2012 of R$698 million, and the capital increase of R$1,350 million (net of the issuance costs incurred) by issuing 86 million shares in April 2012. The company’s net worth on December 31, 2011, was R$14,540 million, which means a reduction of 6%, or approximately R$865 million, compared to the net worth on December 31, 2010, mainly due to the loss reported for the financial year ended on 2011, which was R$868 million.

On the date this Reference Form, the Company’s capital stock, fully subscribed and paid up, is represented by 553,934,646 common nominative shares with no par value, according to the following table.

There is no chance of redemption of shares issued by the Company other than those provided by law.

On December 31, 2012, the balance of the Company’s gross debt totaled R$10,768 million (R$11,324 million at December 31, 2011 and R$12,022 million on December 31, 2010), and cash and securities position, net of derivatives, was R$3,023 million (R$1,846 million at December 31, 2011 and R$2,205 million on December 31, 2010). As a result, the net debt at December 31, 2012, amounted to R$7,745 million (R$9,478 million at December 31, 2011 and R$9,817 million at December 31, 2010). In the financial year ended on December 31, 2012, the cash generation measured by the adjusted EBITDA (abbreviation in English for earnings before interest, taxes, depreciation and amortization, as defined in section 3.2) totaled R$2,253 million (R$1,981 million in 2011 and R$2,749 million in 2010), which translates into a level of debt of Net debt/Adjusted EBITDA of 3.4x (4.8x in 2011 and 3.6x. in 2010).

The leverage ratio declined from 4.8x in 2011, to 3.4x at December 31, 2012, primarily due to the increase in cash from asset sales, the capital increase and the reduction in the level of gross indebtedness in the period.

The ratio between debt capital and total capitalization (third-party capital + equity) in December of 2012 was 0.46:1, compared to 0.48:1 on December 31, 2011 and 0.49:1 on December 31, 2010.

c. Ability to pay in relation to financial commitments

The company’s Directors believe that the operating cash flow, plus cash, is sufficient to meet its financial commitments contracted. With regard to financial commitments for loans and financing to be completed in the financial year of 2013, which corresponded to a value of R$1,138 million on December 31, 2012, the debt will be serviced, in the main, by the company’s cash and cash equivalents, which at December 31, 2012 stood at R$3,296 million, corresponding to cash and cash equivalents plus investments in short-term securities, after stripping out the fair value of the derivatives, as well as the refinancing of some debt, which can be replaced by others with more attractive tenors and costs.

In the financial years ended December 31, 2010, 2011 and 2012 the Company fulfilled its financial commitments.

Additionally, the Company has, as an alternative to support the expansion and acquisitions projects, to obtain long term debt lines. Considering the current market scenario, the Directors of the Company believe that these credit lines will remain available. A positive factor for obtaining these credit lines is the constant evolution in the credit quality of the company, improvement of its debt profile over time, cost, and the positive evolution of the ratings.

The rating agencies Moody’s, Standard and Poor’s and Fitch Ratings assign the following risk classifications to Fibria:

Debt Management Plan

For details on the Debt Management Plan of the Company, see item 10.1 (f) of this Reference Form.

d. Sources of financing for working capital and for investments in non-current assets used

The Company finances its working capital, if necessary, through export credit operations in the modalities of ACCs/ACEs and through operations of compror, forfaiting and discounts for letter of credit, as appropriate.

Credit lines for export in terms of ACCs/ACEs consist of financing made available at very competitive costs for export companies. Compror operations, in turn, meet the demands of our domestic customers for longer periods, without the company incurring in a greater need for its own working capital. The forfaiting operations represent a discount of receivables from customers, without right of return by the bank.

On December 31, 2012, the Company reported liabilities in the approximate amount of R$655 million in ACCs/ACEs (R$624 million on December 31, 2011 and R$67 million on December 31, 2010 and R$67 million in compror operations (R$84 million on December 31, 2011 and R$217 million on December 31, 2010).

The most significant investment in non-current assets is the planting of forests and maintenance of our production units, which are essential for the continuity of the Company. This investment has been financed by its own cash flow and by the following bank credit lines: long term BNDES lines and other financing through local and foreign financial partners.

e. Sources of financing for working capital and for investment in non-current assets intended for use in covering liquidity shortfalls

The Board believes that the internal cash generation of the Company, together with the instruments mentioned in item 10.1.d, will be sufficient to address satisfactorily its commitments. If there is any mismatch of availability with the amounts maturing in short term, the Company may hire new credit lines with financial institutions, both lines for working capital and for investments in maintenance, these credit lines being handled on a case by case basis.

f. debt levels and characteristics of such debts, also describing (i) loan agreements and relevant financing, (ii) other long term relationships with financial institutions, (iii) subordination grade of the debts, and (iv) eventual restrictions imposed on the company in relation to limiting of debt and contracting of new debts, distribution of dividends, sale of corporate control

Levels of Debt

On December 31, 2012

On December 31, 2012 the balance of the company’s gross debt was R$10,768 million, of which R$1,138 million represented short-term debt and R$9,630, long-term debt. Of total gross debt, 93% is foreign currency-denominated, taking the swaps into account.

The company’s cash position, taking into account cash and cash equivalents, securities and marking to market of the current and non-current derivatives position on December

31, 2012 was R$3,023 million (compared to R$1,846 million on December 31, 2011). Consequently net debt on December 31, 2012 totaled R$7,745 million (R$9,478 million on December 31, 2011)

On December 31, 2012 the average cost of bank debt in local currency was 7.5% per annum, while foreign currency debt, taking into account the forward Libor curve had an average cost of 5.2% p.a.

On December 31, 2011

On December 31, 2011, the balance of Fibria gross debt was R$11,324 million, of which R$1,092 million represented short term debt and R$10,232 million was related to long term debt. Of total gross debt, 92% was foreign currency-denominated, taking into account the swaps.

The cash position of Fibria, taking into account cash and cash equivalents, deeds and securities and mark to market position of the current and non-current derivatives on December 31, 2011, was R$1,846 million (compared to R$2,205 million at December 31, 2010). As a result, the net debt at December 31, 2011, amounted to R$9,478 million (R$9,817 million at December 31, 2010).

On December 31, 2011, the average cost of bank debt in national currency was 9.1% per year, while in foreign currency, taking into account the forward Libor curve, it was 5.5% per year.

On December 31, 2010

On December 31, 2010, the balance of Fibria gross debt was R$12,022 million, of which R$2,065 million represented short term debt and R$9,958 million was related to long term debt. Of the total gross debt, 74% was indexed in foreign currency, allowing for the swaps.

The cash position of Fibria, taking into account cash and cash equivalents, deeds and securities and balance of derivatives on December 31, 2010, was R$2,205 million. As a result, the net debt at December 31, 2010, amounted to R$9,817 million.

On December 31, 2010, the average cost of bank debt in national currency was 8.9% per year, while in foreign currency it was 5.9% per year, taking account the forward Libor curve and CDI.

The evolution shown in Fibria’s debt profile is a result of the Debt Management Plan, described below.

Debt Management Plan

Since 2009 we have implemented an indebtedness management plan that seeks to (1) improve our capital structure, (2) recover our investment grade rating and (3) obtain financing for our strategic growth in favorable market conditions.

In 2012, as part of our indebtedness management plan, we entered into the following transactions:

•        In April 2012 the company raised R$1,361 million through a primary public offering of common shares. This capital was used in July 2012 to repurchase US$514 million of our 2020 Fibria Bond through an offer to purchase. This transaction will enable the company to save approximately US$40 million a year in debt service costs, beginning Q312.

•           In June 2012 the company received an advance of R$200 million on the sale of land and forestry assets in the south of the State of Bahia, whose total selling price was R$235 million, adjusted to R$210 million following the due diligence process. These funds were used to boost our cash position.

•           In December 2012 the company received the first installment of R$470 million in respect of the sale of land and forestry assets located in the State of Rio Grande do Sul (“Losango”). The second installment of R$140 million was deposited in an escrow account, to be released when the pending applicable governmental approvals and other conditions precedent have been met. The proceeds of this sale strengthened our cash position and may be used in the future for early payment of debts.

•           In December 2012 we made an early payment of 100% of our portion in the Voto-Votorantim III Bond expiring in 2014, in the amount of US$45 million.

•           In 2012 the company made early payment of US$200 million in respect of the bilateral Export Credit Agreement totaling US$535 million raised in March 2010.

The principal transactions entered into in 2011 as part of our indebtedness management plan were as follows:

•           In March 2011 Fibria Overseas issued an aggregate principal amount of US$750 million in 6.75% Senior Notes, maturing in 2021. Fibria is providing 100% of the guarantee on the liability arising from these notes.

•           In April 2011 the company decided to retire early an amount of US$100 million under the bilateral Export Credit Agreement amounting to US$535 million raised in March 2010, reducing the cost of this debt and obtaining a longer tenor for payment of the outstanding balance (final maturity was amended from 2013 to 2018).

•           In May 2011 we entered into an export prepayment agreement with 11 banks, totaling US$300 million, which bears interest payable quarterly at the Libor + 1.80% p.a., and which may be reduced to 1.60% p.a. depending on our leverage and risk rating over an eight-year period. These funds were partly used to liquidate export prepayment agreements of R$186 million and to bolster our cash position.

•           Simultaneously we took out a revolving credit facility of R$500 million with the same banks, for a period of four years. If disbursed, this amount will bear interest at the LIBOR + 1.5% p.a. When not disbursed, the cost is 35% of the spread over LIBOR.

•           In September 2011 we disposed of our last paper operation, the Piracicaba Unit, to Oji Paper, for US$313 million. This sale concluded our repositioning strategy intended to focus on our pulp operations, and also contributed to boosting our capital structure.

In 2010, as part of our indebtedness management plan, we entered into the following transactions:

•                       in March 2010, we entered into an exportation prepayment agreement, worth US$535 million (equivalent on the date to R$956 million), in order to refinance the existing debt at a lower cost and longer term;

•                       in May 2010, Fibria Overseas issued US$750 million (equivalent to R$1,340 million) in bonds maturing in 2020 at a coupon of 7.50% per year;

•                       immediately after the definition of price of Fibria Notes 2020, we initiated an exchange offer to the holders of the Fibria Bond maturing in 2019, whose migration option for the Fibria 2020 obtained an adherence of 94%;

•                       in May 2010, we sold the remaining balance of the debt arising from losses on derivatives in Aracruz, worth US$511 million;

•                       in June 2010, we entered into an exportation prepayment agreement with a syndicate of banks totaling US$600 million (equivalent on the date to R$1,081 million), aiming at the liquidation of debts previously contracted at higher costs;

•                       in September 2010, we raised certain export financing totaling US$1.1 billion (equivalent to R$1,779 million at the date of receipt), being partly used for early payment of US$1,175 million of our long term debt, corresponding to export prepayments dated from November 2009;

These initiatives allowed Fibria to reach the end of 2012 with a solid financial position. The company’s cash and cash equivalents, plus securities, net of marking to market of derivatives, totaled R$3,023 million at December 31, 2012, equivalent to 2.6x of the debt maturing in 2013. Net debt stood at R$7,745 million, a decrease of 18% in relation to 2011. The liquidity events that took place in 2012, combined with the company’s operating performance, contributed to the reduction in the Net Debt/EBITDA ratio to 3.4x, against 4.8x at the close of 2011, and testify to the efforts by Fibria to reduce its leverage in the search for investment grade rating from the rating agencies.

In continuity with the goal of improving the debt profile and reducing the debt, Fibria continues to focus on the strategy of reducing its indebtedness while seeking to classify its leverage within the limit established in the Indebtedness and Liquidity Management Policy.

Debt Amortization Schedule

f.I. Relevant loan and financing agreements.

The loan and financing agreements relevant to the Company have the following characteristics, as identified in the explanatory note no. 23 to the standardized financial statements for 2012 and 2011.

Related to the agreements for loans and financing referred to in the table above, we highlight the most relevant:

(a)       Export credits (prepayment)

In September 2012 the company entered into an ACC (Advance on Exchange Contracts) agreement for US$105 million (equivalent to R$213 million), maturing in September 2014, at an interest rate of 2.95% per annum.

In the first quarter of 2012 the company’s subsidiary Veracel entered into ACC (Advance on Exchage Contracts) agreements totaling US$43 million (equivalent to R$77 million), maturing between August 2012 and September 2013, at a fixed rate of between 3.35% and 4.75% per annum.

In February 2012 the company’s subsidiary Veracel early settled five ACC (Advance on Exchange Contracts) agreements totaling US$14 million (equivalent to R$24 million), raised in September and December 2011, whose original maturity dates were in March 2012.

In February 2012 the company’s subsidiary Veracel raised an Export Prepayment facility of US$33 million (equivalent to R$56,694), with semi-annual interest payments at the rate of 5% per annum over LIBOR, and amortization of principal in a single installment maturing in 2017.

The company has export prepayment agreements with Banco Bradesco totaling US$150 million, at the rate of 0.78% over LIBOR, final maturity 2014.

The company has export prepayment agreements with Banco Nordea totaling US$50 million, at the rate of 0.80% over LIBOR, final maturity 2013.

On June 2011, the Company entered into six ACC (Advance on Exchage Contracts) agreements totaling US$125 million (equivalent to R$197,575) maturing in January 2013 and at a fixed interest rate, being US$75 million at 2.05% per year and US$50 million at 2.09% per year.

On May 2011, the Company obtained an exportation prepayment line with 11 foreign banks, amounting to US$300 million (equivalent to R$489 million on the respective dates) with payment of quarterly interest rate of 1.80% per year above LIBOR (which can decrease to 1.60% per year, if we obtain the condition of investment grade) for a period of eight years, with annual repayments totaling US$15 million in 2012, US$30 million in 2015, US$15 million in 2016, US$90 million in 2018 and US$150 million in 2019.

On January 2011, the Company entered into three ACC (Advance on Exchange Contracts) agreements in the amount of US$50 million each, totaling US$150 million (equivalent to R$249 million in the respective dates) maturing in June 2012 and at a fixed interest rate of 2.09% per year.

In October 2010 we entered into a bilateral export prepayment agreement for a principal amount of US$100 million. The final maturity of the loan is October 2018.

On September 2010, the Company entered into an export credit agreement with 11 banks in the amount of US$800 million (equivalent to US$1,355 million at that date) with maturities in 2018 and initial interest rate of 2.755% per year above the quarterly LIBOR and which may be reduced to 2.3%, according to the deleveraging and rating of the Company. This line was used to prepay debt with higher costs and with less attractive terms. On March 29, 2011, the Company settled in advance the amount of US$600 million (equivalent at that date to approximately R$993 million), with proceeds from the sale of Conpacel and capture of Bond Fibria 2021.

On September 2010, the Company entered into a bilateral export credit agreement in the amount of US$250 million (equivalent to US$424 million at that date) with maturities in 2020 and initial interest rate of 2.55% per year above the biannual LIBOR. This line was used to prepay debt with higher costs and with less attractive terms.

On June 2010, the Company entered into an export credit agreement with nine banks in the amount of US$600 million (equivalent to US$1,081 million at that date) with maturities in 2017 and initial interest rate of 2.80% per year above the quarterly LIBOR and which may be reduced to 2.40%, according to the deleveraging and rating of the Company. This line was used to pay debt with higher costs and with less attractive terms. On March 30, 2011, the Company settled in advance the total of this debt of US$600 million (equivalent at that date to R$999 million), with proceeds from the sale of Conpacel and capture of Bond Fibria 2021.

On March 2010, the Company entered into a bilateral export credit agreement in the amount of US$535 million (equivalent to US$956 million at that date) with maturities in 2020 and initial interest rate of 2.95% per year above the quarterly LIBOR and with maturity until 2017. This line was fully used to pay debt with higher costs and with less attractive terms. On April 29, 2011, the Company settled in advance the amount of US$100 million (equivalent at that date to approximately R$161 million), reducing the cost of the debt and obtaining a larger payment term of the remaining balance (2013 to 2018, with quarterly payments) In 2012 the company early settled the amount of US$200 million, with no change to the other conditions

(b)       Loan - VOTO III (Eurobonds)

On January 2004, the wholly owned subsidiary of VPAR, Votorantim Overseas Trading Operations III (VOTO III), captured in the international market US$300 million (equivalent at that time to R$873 million) with maturity of ten years and annual rate of 4.25%. The Company received 15% of the total funds raised, or US$45 million at that time equivalent to R$131 million. In December 2012 the company prepaid 100% of the transaction to its creditors.

(c)       Loan - VOTO IV (Eurobonds)

On June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), controlled in conjunction with Votorantim Participações, captured in the international market US$400 million (equivalent at that time to R$955 million) with maturity in June 24, 2010 and annual rate of 8.50%. The Company received 50% of the total funds raised, or US$200 million at that time equivalent to R$477 million.

(d)       Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (Eurobonds)

In July 2012 the company prepaid with its own funds, through a public share offering, the amount of US$514 million (equivalent to R$1,044,698) referring to the repurchase of the “Fibria 2020” Eurobond raised in May 2010, whose original maturity date is May 2020, at a fixed interest rate of 7.5% per annum. This transaction produced an expense of R$150,917 in the financial results (Note 31), represented by R$62,158 in premiums paid to the holders of the bonds who took up the offer, and R$88,759 in amortization proportional to the original transaction cost when the Eurobond was issued.

On March 2011, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$750 million (“Fibria 2021”, equivalent at that time to approximately R$1,241 million) maturing in 2021 and with repurchase option from 2016, with semiannual interest payment and rate of 6.75% per year.

On May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$750 million (“Fibria 2010”, equivalent at that time to approximately R$1,340 million) maturing in 2020 and with repurchase option from 2015, with semiannual interest payment and rate of 7.50% per year.

On October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$1 billion (“Fibria 2009”, equivalent at that time to approximately R$1,744 million) maturing in 2019 with semiannual interest payment and rate of 9.25% per year. In May 2010, the Company announced the exchange offer of Fibria 2019, by reopening the Fibria 2020, aiming at improving the interest curve and improving the liquidity of papers, and to relax the covenants clauses to the new reality of the Company. Membership to the exchange offer was 94%.

(e)       BNDES

The BNDES has been an important source of debt financing for our capital expenditures. As at December 31, 2012, outstanding loans from the BNDES amounted to R$1,747 million, primarily involving projects for increasing our capacity, such loans being denominated in Brazilian Reais. BNDES loans are collateralized by chattel mortgages on the assets, facilities and equipment, as well as banks guarantees. The interest rates on most of our loans with the BNDES are linked to a nominal long-term interest rate, the TJLP. The remaining BNDES loans are indexed to the UMBNDES (the variance in the weighted average exchange rate of a basket of currencies, predominantly US dollars) plus a spread. As at December 31, 2012 the TJLP was set at 5.0% p.a.

At December 31, 2012, the BNDES accounted for approximately 16.2% of our financial debt, and should remain an important source of financing for the foreseeable future.

As at December 31, 2012 we proportionally consolidated the book balances of loans and financing in the name of Veracel Celulose, represented by BNDES agreements. Principal amounted to R$331,299, payable over the period from 2011 to 2014, at interest rates varying from TLJP + 1.0% to 3.3% per annum, and UMBNDES + 3.3% per annum.

On October 25, 2011, the Company and the BNDES entered into a Financing Agreement by Opening a Credit Limit totaling R$1,721,303,000.00 as at December 31, 2012. 9.4% of this amount had been disbursed.

On October 2010, it was released a new EXIM financing, totaling R$70 million, with term of 14 months and rate of 7% per year The amount was paid at the maturity date in December 2011.

In the first half of 2009, a new financing in the amount of R$673 million was approved, with interest ranging from TJLP plus 0% to 4.41% and UMBNDES + 2.21% per year. On December 31, 2012, 93% of that amount was released. UMBNDES is an index that includes the exchange variation of a basket of currencies, predominantly the U.S. dollar.

In the second half of 2008, a new financing with BNDES in the amount of R$540 million was approved, indexed at TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% per year. The final maturity of this loan will be in 2015. On December 31, 2012, 62% of that amount was released.

In October 2007, a financing agreement was entered into with BNDES totaling R$22 million, indexed by TJLP + 1.8% and UMBNDES + 1.3% per year. The settlement of the principal took place in July 2012.

In November 2006, a financing agreement with BNDES was also entered into in the total amount of R$596 million, from which were released 99% of the value at December 31, 2012, indexed to TJLP ranging from 0% and 2.9% per year and UMBNDES plus 1.4% to 2.4% per year, with an amortization period from 2009 to 2016.

In 2005, three contracts were signed with BNDES in the months of December, August and May. In the contract signed in December the total release of funds was R$139 million, with payment in the period from 2007 to 2016, subject to interest ranging from TJLP + 0% to 4.5% per year and UMBNDES + 2.0% to 3.0% per year. In the contract of August the release was of R$55 million, indexed to TJLP plus 3.5% to 4.5% and part indexed to UMBNDES plus 3% per year. The final maturity of this contract will be in 2015. In the contract of May the release was of R$99 million, being indexed to TJLP plus 4.5% per year and part indexed to UMBNDES plus 4.5% per year. The principal has final maturity in 2015.

(f)        Liabilities from financial leasing - leasing

On December 2009, the Company renegotiated the terms and value of its outstanding financial leasing transaction with Banco Société Générale, originally hired in 2008 to purchase machinery and forestry equipment. The deadline of this contract is 2013.

In June 2012 the company liquidated 100% of the leasing transactions regarding the acquisition of forestry machinery and equipment.

(g)       Export Credit Note (NCE), Rural Credit Note (NCR) and others

In September 2012 the company raised an Export Credit Note facility amounting to R$172,899, with semi-annual interest payments at 100% of the CDI rate, and amortization of the principal in four annual installments maturing as of 2017.

In September 2010, the Company signed a exportation credit note in the amount of R$428 million, with maturity in 2018 and cost of 100% of CDI plus 1.85% per year This operation is linked to a swap in order to exchange the currency real for U.S. dollar and change the floating rate to a fixed rate, with the final cost of 5.45% per year, plus the exchange rate.

(h)       Export credits (Finnvera)

On September 2009, the Company contracted a loan of 125 million Euros with Finnvera (Finnish body designed to promote companies demonstrably committed to sustainability), whose total term is 8.5 years and the cost indexed to LIBOR in six months + 3.325% per year.

(i)         Loan of the Fundo Constitucional de Financiamento do Centro-Oeste (FCO)

On December 2009, the Company raised R$73 million with Banco do Brasil through its subsidiary Fibria-MS, with final maturity in December 2017, grace period of six months, payment of principal and monthly interest and rate of 8.5% per year.

f.II. Other long term relationships with financial institutions

Except the relationships contained in the contracts described above, the Company has no other long term relationships with financial institutions in relevant amounts.

f.III. Subordination grade among the debts

Fibria has provided collateral in loan contracts with Fundo Constitucional de Financiamento do Centro-Oeste, FINEP – Financiadora de Estudos e Projetos, and part of contracts with BNDES.

The most important assets pledged as collateral for several BNDES agreements are the manufacturing plants of Três Lagoas (MS),Jacareí (SP) and Aracruz (ES). The book value of these assets is R$7,954 million (December 31, 2011 R$8,456 million), sufficient to cover the respective loans. Part of the agreements with the BNDES are collateralized by bank sureties.

ACE Agreements and Export Prepayment Contracts have as warranty the exportation receivables in a volume corresponding to the next payment of interest and principal.

The remaining debt of the Company is unsecured. The Company has no debt with floating warranty.

f.iv. Eventual restrictions imposed on the company, especially in relation to limiting of debt and contracting of new debts, distribution of dividends, disposal of assets, issuance of the securities and sale of corporate control

Some financing of the Company and its subsidiaries have clauses that determine maximum levels of debt and leverage, as well as minimum coverage levels to interest to be due.

On June 6, 2012 Fibria concluded the renegotiation of the financial covenants on its debt, which are henceforth calculated based on the consolidated financial information converted to US dollars, amending the net debt/EBITDA ratio to 4.5 times beginning June 2012. Measurement in dollars mitigates any exchange rate effects arising from rate movements.

A substantial portion of the company’s debt is US dollar denominated, and because of the depreciation of the Real against the dollar, there has been a significant impact on the level of indebtedness when measured in Reais. According to the previously adopted criteria, the depreciation of the value of the net debt at the end of the period would have increased when measured in Reais. Under the new criteria of converting EBITDA from Reais to US dollars at the average exchange rate for each quarter, the impact of the depreciation is mitigated.

The following table shows the level of indebtedness in the covenants

(i)         In order to calculate the debt service coverage ratio, defined as (i) Adjusted EBITDA in accordance with the practices adopted in Brazil and adjusted (for the last four corporate quarters), converted to dollars and added to cash and cash equivalents and securities converted to dollars on the closing date in relation to (ii) debt that is to mature during the four consecutive corporate quarters plus financial expenses paid during the previous four consecutive corporate quarters converted to US dollars.

(ii)     The Indebtedness Level Ratio defined as (i) the consolidated net debt converted to US dollars at the closing rate in relation to (ii) adjusted EBITDA (for the last four corporate quarters converted to US dollars).

The covenants agreed in the agreements with the banks were met by the company on December 31, 2012, whereby the debt service coverage ratio stood at 3.0, while the indebtedness level ratio measured in dollars stood at 3.3.

These same contracts include the main events of default:

.               nonpayment in a timely manner of the principal or interest due;

.               inaccuracy of any representation, warranty or certification provided;

.               cross-default and cross-Judgment default, subject to an agreed minimum value of US$50 million;

.               subject to certain periods of cure in the event of violation of the obligations contemplated in the agreements;

.               occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

g. Limits on the use of funds already contracted

In May of 2011 the Company, through its international subsidiary Fibria Trading International Kft, obtained a revolving credit facility with eleven foreign banks, totaling US$500 million with an availability term of four years and cost paid quarterly by LIBOR in three months plus 1.55% per year when used. In the period of inactivity, the Company will pay 35% of the agreed spread. Such revolving credit facility has not been used yet.

There are also some releases of reimbursements on loans already contracted with the BNDES which are pending financial or physical confirmation by the company. The percentages used in the financing facilities already closed are described in latter “e” of section 10.1.f.I of this form.

h. Significant changes in each item of the financial statements

The following tables present the values of the consolidated balance sheets and income statements for the financial years ended on December 31, 2012, 2011 and 2010, prepared in accordance with the international accounting standards (IFRS).

| Assets (R$ thousand) | 2012 | AV (%) | AH (%) | 2011 | AV (%) | AH (%) | 2010 |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| Current | | | | | | | |
| Cash and cash equivalents | 943,856 | 3 | 147 | 381,915 | 1 | -11 | 431,463 |
| Bonds and securities | 2,351,986 | 8 | 40 | 1,677,926 | 6 | 2 | 1,640,935 |
| Derivative financial instruments | 18,344 | 0 | -42 | 31,638 | 0 | -61 | 80,502 |
| Accounts receivable from clients | 754,768 | 3 | -20 | 945,362 | 3 | -17 | 1,138,176 |
| Inventory | 1,183,142 | 4 | 0 | 1,178,707 | 4 | 16 | 1,013,841 |
| Taxes recoverable | 209,462 | 1 | -36 | 327,787 | 1 | 16 | 282,423 |
| Assets held for sale | 589,849 | 2 | -8 | 644,166 | 2 | -46 | 1,196,149 |
| Other assets | 194,526 | 1 | 80 | 108,062 | 0 | -6 | 115,165 |
| | | | | | | | |
| | **6,245,933** | **22** | **18** | **5,295,563** | **19** | **-10** | **5,898,654** |
| | | | | | | | |
| Noncurrent | | | | | | | |
| Bonds and securities | | | | | | | |
| Derivative financial instruments | 26,475 | 0 | -39 | 43,446 | | -17 | 52,470 |
| Related parties | 6,245 | 0 | 14 | 5,469 | 0 | 3 | 5,307 |
| Deferred taxes | 868,192 | 3 | -12 | 991,768 | 4 | -26 | 1,332,025 |
| Taxes recoverable | 657,830 | 2 | -3 | 677,232 | 2 | 15 | 590,967 |
| Advance payment to suppliers | 740,310 | 3 | -3 | 760,611 | 3 | 10 | 693,490 |
| Legal deposits (i) | 157,567 | 1 | 15 | 137,060 | 0 | 24 | 110,364 |
| Other assets | 172,612 | 1 | 82 | 95,060 | 0 | -35 | 145,768 |
| Investments in subsidiaries and affiliates | 40,674 | 0 | 442 | 7,506 | 0 | -10 | 8,301 |
| Biological assets | 3,325,604 | 12 | 2 | 3,264,210 | 12 | -8 | 3,550,636 |
| Fixed | 11,174,561 | 40 | -6 | 11,841,247 | 42 | -9 | 12,979,431 |
| Intangible | 4,717,163 | 17 | -2 | 4,809,448 | 17 | -2 | 4,906,443 |
| | | | | | | | |
| | **21,887,233** | **78** | **-3** | **22,633,057** | **81** | **-7** | **24,375,202** |
| | | | | | | | |
| **Total assets** | **28,133,166** | **100** | **1** | **27,928,620** | **100** | **-8** | **30,273,856** |

(i) with the presentation of financial statements in 2011, the amount of escrow deposits on 31/12/2010 in the amount of R$110,364 thousand, originally presented as a reduction of liabilities in “provision for contingencies” is being presented in the assets.

Comments on significant changes verifiable in comparison between the consolidated balance sheets for the years 2012 and 2011.

Assets

The company’s total consolidated assets showed a slight increase of 1%, or R$204,546 in 2012, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents showed an increase of R$1,236,001 primarily due to proceeds from the sale of Project Losango land for R$470 million, sale of land located in Southern Bahia for R$200 million, and receipt of R$149 million taxes, among other items.

Accounts receivable from clients

Accounts receivable from clients showed a decrease of 20% or R$190,594. The variation relates to forfaiting on the international market in December 2012 with an impact of R$684 million against R$307 million in December 2011. Variations in volume, price, and US dollar rates helped minimize the impact of forfaiting on reduction of the balance. In relation to the average collection period, we had a reduction of 17 days, from 53 days in December 2011 to 36 days in December 2012, arising from better negotiations for discounts and forfaiting.

Taxes recoverable

The balance of recoverable taxes decreased 36%, or R$118,325 due to (i) PIS / COFINS credit was received in cash in the amount of R$142 million; (ii) the balance of tax due to Brazil’s tax authority in the amount of R$148 million was partially offset by increased purchases of inputs / raw materials that are eligible for credit under export tax relief legislation in the amount of R$143 million.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$388,379, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions in the amount of R$434 million, also due to recording of a provision for loss on non-amortized goodwill tax credits in the amount of R$89 million.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 6%, or R$666,686, arising from the following changes: (i) asset base depreciation totaling R$814 million; (ii) R$91 million in derecognitions, and (iii) additions to investment in fixed-asset modernization and project development totaling R$239 million.

Biological assets showed an increase of 2%, or R$61,394, due to the following changes: (i) cuts made in the period, totaling R$861 million; (ii) R$110 million in derecognitions; (iii) R$753 million in additions arising from planting and restoring forest, and (iv) a R$280 million positive variation in fair value at the end of the reporting period.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 3%, or R$448,744, in 2012, primarily due to variations in items commented below, including amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$556,462,000 in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$864 million; (ii) accrued interest in the amount of R$682 million; (iii) recognition of an exchange-rate variation net expense of R$804 million; (iv) payment of interest and principal in the amount of R$3,062 million, and (v) proportional repayment of funding costs for the partial buyback of “Fibria 2020” Eurobonds in the amount of R$89 million.

Suppliers

The suppliers balance increased 17%, or R$62,247, due to forfaiting by the Veracel and Fibria Trading International subsidiaries amounting to R$61 million.

Prepayments received due to assets held for sale

The balance of R$470,000 shown in the account refers to the amount we received on December 28, 2012, as advance payment of the first installment of an agreement for purchase and sale of assets related to the Project Losango signed with CMPC Celulose Riograndense S.A.

Deferred taxes

Comments on deferred tax liabilities were made above in the comments section for principal variations in assets.

Net Equity

Net equity showed an increase of 4%, or R$653,290 for 2012 against 2011. Changes in equity during the year related primarily to (i) incorporating losses during the year in the amount of R$704,706, and (ii) a capital increase of R$1,349,609,000 (net of R$11,771 issuing costs) through the April 2012 issue of 86 million new common shares without par value.

Comments on significant changes verifiable in comparison between the consolidated balance sheets for the years 2011 and 2010.

Assets

Total consolidated assets of Fibria decreased by 8% in 2011, or R$2,420,320 thousand, mainly explained by changes in the lines commented below, considering the amounts classified as current and noncurrent assets:

Derivative financial instruments

The balance of derivative financial instruments, represented by the mark to market (MTM) of the stock of instruments outstanding at December 31, 2011, went from a right of R$132,972 thousand in 2010 to an obligation of R$213,887 thousand in 2011. This reversal is mainly due to asset appreciation of the U.S. dollar by approximately 13% for the financial year ended on December 31, 2011 to R$1.8758 compared to R$1.6662 in 2010, whose impact on the calculation of the MTM sold position and average strike (average target of sold U.S. dollars) contracted, led to a passive position at the end of the financial year, not representing an immediate cash disbursement. Additionally, the position of derivatives of U.S. dollars had a notional of US$1,084 million at December 31, 2011, compared to the notional position of US$737 million at December 31, 2010.

Accounts receivable from clients

The balance of accounts receivable was reduced 17% or R$192,814 thousand. This reduction arise from credit assignment operations without return right made in the 4th quarter of 2011, totaling R$306,787 thousand, for the sale of assets related to unit Piracicaba and the increase of the balance of provision for impairment of receivables in an amount of R$20,098 thousand, due to the increase of customers overdue for more than six months in judicial recovery and low probability of recovery. These effects were partially offset by the appreciation of 13% of the U.S. dollar against the Real, which resulted in an increase in the balance for the year ended on December 31, 2011. From our total portfolio of accounts receivable, 90% (79% in 2010) are represented by accounts receivable abroad.

Inventory

The balance of stocks registered a rise of 16% or R$164.866 thousand, partially explained by the increase in wood inventories, registered in the line of raw materials, resulting from strategic storage to meet an expected period of rainfall and increased production of harvest modules. On December 31, 2011, 79% of the balance of our stocks of finished products was represented by finished products located in deposits abroad.

Taxes recoverable

The balance of taxes recoverable increased by 15% or R$131,629 thousand due to the increase of the credit balance in the federal calculation, substantially PIS and COFINS, R$149.466 thousand, partially offset by positive net balance in the allowance for credit losses in ICMS in the states of Espirito Santo and Mato Grosso do Sul in the amount of R$26,046 thousand.

Assets held for sale

The balance of assets held for sale was reduced by 46% or R$551,983 thousand. This reduction arises from the sale of assets of Conpacel and KSR that, in December 31, 2010, totaled R$1,196,149 thousand, partially offset by the classification for assets held for sale of the assets of Project Losango in the amount of $644,166 thousand. Further details are presented in section 10.3.

Deferred taxes

The balance of deferred taxes decreased by 26% or R$340.257 thousand, mainly due to use of the balance of tax losses for the financial year totaling approximately R$167,923 thousand, by recording a provision for losses on foreign tax credits in the amount of R$200,711 thousand, as detailed in Note 15(e) to the consolidated financial statements for the financial year 2011.

Fixed and biological

The balance of fixed assets decreased by approximately 9% or R$1,138,184 thousand, arising from the following movements: (i) depreciation of the asset base totaling R$812,212 thousand, (ii) dispositions of the assets of Losango and Piracicaba for sale in the amount of R$631,164 thousand, among others, and (iii) lows and transfers in the amount of R$165.315 thousand, related to the transfer of certain advances to the heading of biological assets, partially offset by (iv) investments in modernization of fixed assets and development of projects totaling R$470,935 thousand.

The balance of biological assets registered a reduction of 8% or R$286,426 thousand, arising from the following reductions: (i) cuts made in the period in the amount of R$975,430 thousand and (ii) allocation of forests from Losango for sale in the amount of R$241,595 thousand and transfers received in the amount of R$44,044 thousand, partially offset by the following additions: (i) renewal of the forest base in the amount of R$762 million and (ii) positive variation in the fair value assessment at the end of the reporting period of R$125,053 thousand.

Liabilities

Total liabilities consolidated in the Company were reduced by 10% in 2011, or R$1,555,149 thousand, mainly explained by changes in the lines commented below, considering the amounts classified as current and noncurrent liabilities:

Loans and financing and accounts payable with Aracruz acquisition

The balance of gross debt (loans and financing and accounts payable for acquisition of shares) on December 31, 2011, was R$11,324,417 thousand (R$12,022,133 thousand on December 31, 2010), representing a reduction R$697.716 thousand. This reduction is mainly related to the debt settlement with the former shareholders of Aracruz, the amount of R$1,481,569 thousand during 2011, plus the depreciation of R$402,324 thousand of loans, net of borrowings, from the negative effect of depreciation of the real against the U.S. dollar, at the approximate amount of R$1,036,274 thousand, and the provision of interest amounting to R$118,930 thousand.

The consolidated debt denominated in U.S. dollars accounted for 79.1% of the indebtedness of the Company on December 31, 2011 (92% if we consider operations in order to exchange liabilities in real or currencies other than the U.S. dollar, liabilities in U.S. dollar). The average cost of bank debt in national currency for the financial year ended on 2011 was 9.1% per year and the cost in foreign currency stood at 5.5% per year.

Derivative financial instruments

Comments on the derivative financial instruments were performed earlier in the comments section on the main changes in assets.

Dividends payable

The balance of the dividends payable decreased by 99% or R$264,780 thousand due to the payment of dividends for the years 2010 and 2009 on May 31, 2011.

Deferred taxes

The balance of deferred taxes decreased by 39% or R$482.482 thousand, mainly due to (i) the reversal of the temporary exclusion related to foreign exchange, on which the tax is given on a cash basis, for R$465,657 thousand, (ii) by reducing the balance of temporary exclusion of the fair value of biological assets for R$82,321 thousand and (iii) the reversal of the temporary exclusion of deferred gains on derivative financial instruments in the amount of R$45,173 thousand. This decrease was partially offset by a rise in the temporary exclusion of reforestation costs in the amount of R$89,075 thousand and also by increasing the temporary exclusion related to tax depreciation of goodwill for R$41,905 thousand.

Provision for contingencies

The balance of provision for contingencies was reduced by 62% or R$163,798 thousand in the financial year, mainly represented by the inclusion and consolidation of new debt in the Tax Recovery Program (REFIS) in the amount of R$123,624 thousand, whose aim was to regularize the tax liabilities through a special system of payment and installments of tax and social security obligations. Further details about the program are presented in the explanatory note no. 25 to the consolidated financial statements.

Net Property

The balance of net equity presented a decrease by 6%, or R$865,171 thousand in the financial year of 2011 compared to December 31, 2010. The changes occurring in net equity for the financial year ended on 2011 are related to (i) incorporation of loss of the financial year in the amount of R$868,114 thousand, (ii) reversal of prescribed dividends amounting to R$2.062 thousand and (iii) capital increase for non-controlling shareholders in the amount of R$881 thousand.

Comments on significant changes verifiable in comparison between the consolidated balance sheets for the years 2012 and 2011

Net revenues

Net sales revenues increased 5% to R$6,174,373 in 2012 from R$5,854,300 in 2011, due to a 4% increase in the volume sold the higher net price of pulp in Brazilian Reais (7%) reflecting the 17% appreciation of the dollar in the period. These effects offset the absence of revenue from the paper business (our Piracicaba Unit was sold in September/2011) amounting to R$324 million in 2011. Excluding this effect, total net revenues in 2012 would have been 12% higher than 2011.

Sales volume of pulp in 2012 increased 4.2% to 5,357 million tons in 2012 from 5,141 million tons in 2011, primarily due to strong performance in Asia in 2012, which showed an increase of 11% in volume sales in the period, from 1.171 million tons in 2011 to 1.300 million tons in 2012.

Our breakdown of sales by end user is concentrated primarily in the market for high quality toilet and specialty papers, which account for 76% of volume sold. These two markets are the most resilient in an economic crisis and both have higher growth expectations projected by the Pulp and Paper Products Council (PPPC).

Exports accounted for 91.7% of net sales revenue from pulp and 90.1% of pulp sales volume in 2012, against 91.1% and 90.1% respectively in 2011.

In 2012, 41% of sales volume was exported to Europe, 25% to North America and 24% to Asia, compared to 42%, 25% and 23% respectively in 2011. Discounts are often granted to our customers in Europe and North America, totaling R$895 million in 2012 against R$761 million in 2011. The increase was consistent with higher revenue in 2012.

Cost of goods sold

Cost of goods sold increased 2% to R$5,237,258 in 2012 from R$5,124,269,000 in 2011, substantially due to (1) a 4.2% increase in the sales volume of pulp and (2) the US dollar’s average appreciation of 17% against the Brazilian real. These effects were partially offset by the absence of cost of sales for the paper business due to the sale of our Piracicaba Unit in September 2011.

In 2012, our cash cost of producing pulp was R$473 per ton, showing an increase of 0.4% on 2011’s R$471 per ton, primarily as a result of (1) the US dollar’s 17% average appreciation against the Brazilian real, and (2) higher raw-material prices in a period in which inflation was 5.8% (IPCA).

Gross profit

Earnings driven by the combined effects of higher net revenues and cost of goods sold increased 28% to R $937,115 in 2012 against R$730,031 in 2011. Gross margin increased 15% in 2012 against 12% in 2011.

Selling expenses

Selling expenses remained almost stable over the year with an increase of 1% in the period from R$294,928 in 2011 to R$298,052 in 2012, as a result of a combination of the following factors: (i) a 4.2% increase in volume sales and the US dollar’s 17% appreciation against the Brazilian real, which contributed to a R$20 million increase in selling expenses, which was substantially offset by the reversal a provision for doubtful debts in the amount of R$3 million and derecognition of R$11 million in accounts receivable from clients rated non-collectible in the year. As a percentage of net revenue, selling expenses decreased from 5% in 2011 to 4.8% in 2012.

Administrative expenses

Administrative decreased 8% in 2012 against 2011, from R$310,425 to R$286,002 in the period. This result was due to expenses for severance pay and charges in the course of 2011, as part of the process of organizational restructuring, in addition to reduced outsourcing and travel expenses in 2012.

Result of equity equivalence

Equity equivalence showed an expense of R$592,000 in 2012 against an expense of R$414,000 in 2011, as a result of our interest in the associate affiliate Bahia Produtos de Madeira.

Other operating (expenses) revenues, net

In 2012, this item totaled R$354,026, an increase of 40% against 2011, primarily due to additional recognition of R$152 million in relation to fair value of biological assets in the year (R$298 million in 2012 from R$146 million in 2011) and recognition of R$93 million revenue as IPI tax premium-credit partly offset by the sale of our Piracicaba Unit in 2011 (for R$176 million).

Financial result

In 2012, net financial expenses totaled R$1,696,225 against R$1,868,671 in 2011, showing a decrease of 27% in the year, primarily as a result of the following variations:

(i) Financial income: a 23% decrease in the year, from R$217,000 in 2011 to R$167,646, reflecting lower average income on investments in securities due to the lower interbank rate (CDI), which decreased from 11.60% in 2011 to 8.4% in 2012.

(ii) Financial expenses: an 8% increase in 2012, from R$873,005 to R$944,405 million, due to (a) an increase of 3.3% in interest charged on loans and financing; (b) R$150 million expenses related to costs for the “Fibria 2020” Eurobond buyback; (c) a R$12 million reduction in costs for commissions on loans, (d) the absence in 2012 of appropriation of interest related to the acquisition of Aracruz shares.

(iii) Monetary and exchange-rate variations: exchange-rate variation expenses for the year were R$735 million, against R$936 million in 2011. This decrease related to the reduction in total USD denominated debt (as part of our strategic plan to reduce total indebtedness), in addition to the 9% average appreciation of the U.S. dollar in the year compared with a 13% depreciation in 2011.

Income tax and social contribution

The rate of income tax and social contribution in Brazil was 34% in 2012 and 2011. The effective rate was 29.5% reflecting an expense of R$42,167 and a deferred benefit of R$333,927 in 2012, while the effective rate for 2011 was 25.6%, resulting in a current benefit of R$67,835 and a deferred tax benefit of R$314,408.

The primary reason for the difference between the 2012 and 2011 nominal and effective tax rates was recognition of provision for loss on foreign tax credits recorded in 2011 in the amount of R$200,711 million. Disbursements of cash for payments of income tax and social contribution in the year totaled R$14,712 against R$4,151 in 2011.

Profit from discontinued operations

The variation relates to the Conpacel and KSR operations, which were discontinued in 2011, whereas there was no similar item in 2012.

Net profit attributable to noncontrolling interests

The share of non-controlling interests was R$6,736 in 2012 and R$4,508 in 2011.

Losses in the period

As a result of the items noted above, losses for the period totaled R$697,97 against a loss of R$868,114 in 2011, thus losses decreased 20% in the period. Losses as a percentage of revenue totaled 11% in 2012 against 15% in 2011.

Comments on significant changes verifiable in comparison between the consolidated result statements for the years 2011 and 2010

Net profits

Net revenues from sales decreased 6.8%, being R$5,854,300 thousand in 2011 compared to R$6,283,387 thousand in 2010, with a negative impact of 10.8% by the reduction in the average price of pulp, being R$1,063 per ton in 2011 and R$1,192 per ton in 2010, and also by the absence of revenue from paper operations in the last quarter of 2011 (Piracicaba unit) due to the completion of the sale of this unit.

The sales volume of pulp in 2011 increased 4.7%, with 5141 million tons compared to 4909 million tons in 2010, mainly due to the higher demand in Europe and North America in the first half of 2011 and the strong presence of Asian in the second semester.

The distribution of sales by end use is mainly concentrated mainly in the market of tissue paper of high quality and special papers, representing 76% of the total volume sold. These 2 markets are more resilient to the economic crisis and have higher expected growth, according to the projections of Pulp and Paper Products Council (PPPC).

Pulp exports represent 91.1% of net profits of pulp and 90.1% of sale volume of pulp in 2011, compared with 91.7% and 91.4% respectively in 2010.

In 2011, 42.0% of the sales volume was destined for Europe, 25.3% for North America and 22.8% for Asia, compared to 39.7%, 28.5% and 22.0% in 2010, respectively. Discounts are often provided to our customers located in Europe and North America, and totaled R$760,982 million in 2011 compared to R$1,080,067 million in 2010, a reduction consistent with the decrease in revenues in 2011.

Cost of sold goods

The cost of sold goods increased 9% and R$5,124,269 thousand in 2011 compared to R$4,694,659 thousand in 2010, substantially the result of (1) effects of higher depreciation and depletion due to higher wood prices and sales volumes; (2) increased in the production cash cost in the year. The production cash cost is a major component of our cost. The main components of the cash cost are in order of magnitude, wood, chemicals, maintenance, fuel and personnel costs, which represent approximately 43%, 21%, 14%, 9% and 7% respectively.

In 2011, our production cash cost of pulp was R$471 per ton, increased by 4.2% compared with 2010, totaling R$452 per ton, mainly as a result of (1) increase in the cost of wood explained by the greater distance between the forests and the plant and (2) increasing prices of raw materials. It is important to note that the increase in the production cash cost for the year was lower than the Brazilian inflation of 2011, which totaled 6.5%, according to the Getulio Vargas Foundation.

Gross profit

The profit combined from the reduction of net revenues and increase in cost of sold goods resulted in a reduction of 54% to R$730.031 thousand in 2011 compared to R$1,588,728 thousand in 2010. The gross margin decreased to 12.5% in 2011 compared to 25.3% in 2010.

Sale expenses

Sales expenses increased 5% to R$294,928 thousand in 2011 compared to

R$281,428 thousand recorded in 2010, mainly due to an increase of 4.2% in the total sales volume. The increase in selling expenses includes an increase of R$19,275 thousand under the heading of marketing expenses which include spending on the handling of goods, terminal expenses, commissions and others.

Administrative expenses

Administrative expenses decreased 1% to R$310.425 thousand in 2011 compared to R$312,316 thousand in 2010. This result comes from the cost control initiatives implemented during the year, offset by severance payments in the second semester. As a percentage of net revenues, administrative expenses increased to 5.3% in 2011 compared to 5.0% in 2010.

Result of equity equivalence

The result of equity equivalence was an expense of R$414 thousand in 2011, compared to an expense of R$7.328 thousand in 2010, resulting from investments in the affiliated company Bahia Produtos de Madeira.

Other operational (expenses) incomes, net

In 2011, other operating income, net, totaled R$253.395 thousand compared to a net expense of R$7.499 thousand recorded in 2010. This change was mainly due to (1) increase of R$53.565 thousand in the change in fair value of biological assets to R$145,884 thousand in 2011 compared to R$92,319 thousand recorded in 2010 and (2) R$175.654 thousand gain on disposal of the unit in Piracicaba in 2011.

Financial Results

The financial result includes net financial expenses, totaling R$1,868,671 thousand in 2011 compared to R$364,218 thousand in 2010, mainly due to the expense of R$935,789 thousand in 2011 recorded under the monetary and exchange variations, compared with a gain under this same line of R$301,604 thousand in 2010, resulting from the appreciation of 12.6% of the U.S. dollar against the Brazilian real in 2011, compared to a depreciation of 4.5% in 2010.

Financial income decreased to R$217 thousand in 2011 compared with R$374,426 thousand in 2010, according to (1) reduction of interest on financial applications of 28.6% to R$180,377 thousand in 2011 compared with R$252,101 thousand in 2010, resulting from a lower average cash position throughout 2011 and (2) the positive effect of the reversal of R$73.409 thousand of monetary correction on contingencies related to the Social Contribution on Net Income in 2010.

Financial expense decreased to R$873,005 thousand in 2011 compared to R$1,192,532 thousand in 2010, due to the reduction of the average cost of debt and by the prepayment of a portion of the loans and the final settlement of accounts payable for acquisition of Aracruz shares.

The exchange rate changes amounted to a loss of R$935.789 thousand in 2011 compared to a gain of R$301.604 thousand in 2010, and expenses from derivative financial instruments were R$276,877 thousand in 2011 compared with revenues of R$152.284 thousand in 2010, mainly as a result of the appreciation of 12.6% and depreciation of 4.5% of the U.S. dollar against the Brazilian real in 2011 and 2010, respectively. Additionally, the position of derivatives of U.S. dollars had a notional of US$1,084 million at December 31, 2011, compared to the notional position of US$737 million at December 31, 2010.

Income tax and social contribution

The rate of income tax and social contribution in Brazil was 34% in 2011 and 2010. The effective rate of 25.6% was held, reflecting a current benefit of R$67,835 thousand and a deferred benefit of R$314.408 thousand in 2011, while the effective rate for 2010 was 14.2%, resulting in a current benefit of R$59,627 thousand and deferred tax expense of R$146,924 thousand.

The main reason for the difference between nominal and effective tax rate during the year ended on 2011 was the provision for loss of foreign tax credits in the amount of R$200,711 million, as mentioned in explanatory note (e) (Provision for tax credit losses) of the Financial Statements of December 31, 2011, which was partially offset by the difference in taxation of profits generated abroad. The disbursement of cash to pay the income tax and social contribution for the year totaled R$4.151 thousand compared to R$15,514 thousand in 2010.

Profit from discontinued operations

The result from discontinued operations totaled a gain of R$240.655 thousand in 2011 compared with a gain of R$74.512 thousand in 2010 related to the results of operations reclassified from Conpacel and KSR. The registered capital gain on the sale of these assets in 2011 was R$357,196 thousand, plus an expense of R$121.447 thousand of income tax and social contribution.

Net profit attributable to noncontrolling shareholders

The non-controlling interest was R$4.508 thousand in 2011 and 2010.

Net profit

As a result of what is explained above, the loss for the financial year totaled R$868.114 thousand compared to net income of R$603.154 thousand in 2010. As a percentage of the revenue the net profit represented -14.8% in 2009 compared with 9.6% in 2009.

10.2 - Operating and financial result

10.2.a. Results of Company operations, in particular: (i) description of any important components of revenue (ii) factors that materially affect operational results

The following are comments from the Board of Fibria corresponding to the analysis of important components of revenue and factors that affect or may materially affect the results of Fibria. In sections 10.2(b) and 10.2(c) there are commented jointly the variations and/or impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

The Company’s operational results were affected by the sale of assets of pulp and paper components for a period of three years ended on December 31, 2011 (Guaíba, Conpacel, KSR and Piracicaba). Additionally, our results of operations for the years ended on December 31, 2012, 2011 and 2010 were affected and the results of our operations will continue to be influenced by several factors, including:

•                  expansion or contraction of overall production capacity of the products we sell and the growth rate of the global economy;

•                  fluctuations in the price of our products in international markets, which are priced in or use as a reference the U.S. dollar and that could affect our net revenues;

•                  the growth rate of the Brazilian GDP, which grew 0.9% in a period of nine months ended on September 30, 2012, 3.2% in 2011 and 7.5% in 2010, which affects the domestic demand for our products and, thus, our volume of domestic sales;

•                  our productivity rate, which significantly affects the production costs of our products and may lead to impairment of our assets;

•                  results of operations of the companies in which we have or had a minority or egalitarian share interest, such as Conpacel and Veracel, and part of that is or has been consolidated into our results of operations, as required by IFRS;

•                  exchange rate changes on the Real/U.S. dollar, including depreciation of the real against the U.S. dollar by 9% in 2012, 13% in 2011, and 4% in 2010, which affected (1) the quantities expressed in Reais of our net revenues, our cost of sales and other operations, and other costs that are determined or linked to the U.S. dollar and (2) our net financial expenses as a result of our obligations denominated in U.S. dollar, which require us to make the payment of principal and interest on U.S. dollar;

•                  our debt level and the fluctuation of the prime interest rate in Brazil, mainly LIBOR rate, which affects our cost of payment of interest of our debts with rates denominated in U.S. dollar with floating rate, and DI rate fluctuations, which affects our cost of paying our debts with interest rates denominated in Real with floating rate;

•                  inflation rate in Brazil, which was 5.8% in 2012, 6.5% in 2011 and 5.9% in 2010, as measured by IPCA, and the effects of inflation (or deflation) in operating costs in Reais of the Company and its debt denominated in dollars that is indexed to inflation or contain interest rates which are partially adjusted for inflation; and

•                  changes in accounting policies and amendments to Law 6404/76, as introduced by Law 11638/07.

The following table shows the origin of the relevant revenue of Fibria in the past three years by type of final product:

(1) No revenues were recorded in the item “Paper” in 2012, due to the sale of paper operations by the Company in 2011.

b. Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

This item is informed together with item 10.2. c.

c. Impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate on the operating and financial results of the company

The following are comments from the Board of Fibria corresponding to the analysis of impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

Impact of Price Changes of Pulp

The international pulp prices have fluctuated significantly, and the Company believes it will continue floating in view of global economic events, such as increased demand for pulp in China. Significant increases in the prices of Company products and, thus, in the prices we can charge, should probably increase the net revenues of the Company and its operational results to the extent that the Company can maintain its operating margins and the increase in prices do not reduce the sales volume. On the other hand, significant reductions in international prices of our products and therefore the prices that the Company can charge for their products should probably reduce net income and operational results if it cannot increase its operating margins and reduced price does not increase the sales volume.

Global pulp prices are cyclical because the demand for paper depends significantly on the general conditions of the global economy and because the production capacity adjusts to demand slowly. Over the past 3 years, the average price of BEKP in North America, Europe and Asia fluctuated from US$880, US$848 and US$788 per ton, respectively, in 2010 to US$871, US$821 and US$703 per ton in 2011. For the financial year ended on December 31, 2012, the average price of BEKP in North America, Europe and Asia was US$831, US$777 and US$668 per ton respectively.

The Company has long term relationships with substantially all of its pulp buyers in the local and foreign market. Such agreements generally provide that the price of market pulp shall be according to the price which the Company announces monthly. These prices may vary according to the region where the Company’s customers are located. The agreed price for long term contracts are generally consistent with the prices of other sales in the same region and follow the BEKP price list announced by the largest global producers of pulp.

Impact of Change in Exchange Rate

The financial condition and results of operations has been and will continue to be affected by inflation and the exchange rate of the real against the U.S. dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (depreciation) of the Real against the U.S. dollar, average exchange rate and at exchange rate at the end of the periods indicated below:

(1)     The daily average exchange rate is the sum of the closing rate on each day divided by the number of business days in the period.

The results of Company operations and its financial condition has been and will continue to be affected by the rate of appreciation or depreciation of the Real against the U.S. dollar, given that:

•                  important part of the Company’s revenues are denominated in U.S. dollars;

•                  important part of the Company’s costs are denominated in Reais;

•      some operational expenses such as costs of raw materials and certain other expenses are denominated in or indexed in U.S. dollar;

•      significant part of the Company’s debt is denominated in U.S. dollars and therefore the payments of principal and interest shall be made in U.S. dollars.

Most of the Company’s pulp sales are made on the international market at prices denominated in U.S. dollars. In general, the Company tries to fix its prices in the local market taking into account the international prices of pulp and variations of the exchange rate of Real/U.S. dollar. Thus, although the majority of revenues in the domestic market are denominated in Reais, almost all products are sold at prices that are based on the international market, which are denominated in U.S. dollars.

When the Real depreciates against the U.S. dollar, assuming that the international price of products of the Company remain the same, the net proceeds of the Company’s sales come from exports increase and usually the Company seeks to increase the domestic prices in Reais, which can reduce the volume of sales in the local market. On the other hand, when the Real appreciates against the U.S. dollar, assuming the U.S. dollar prices remain stable, our net sales decline and generally we decrease the value of domestic prices in Reais, which can generate an increase in sales volume in the local market. In periods of high volatility of Real x U.S. dollar, there is usually an interval between the time in which we can increase or decrease our prices in Brazilian Reais for buyers. These mismatches are reduced when the exchange rate Real x U.S. dollar is less volatile.

The consolidated debt in U.S. dollars accounted for 93% of the indebtedness of the Company on December 31, 2012 (including currency swaps). Thus, when the Real appreciates against the U.S. dollar:

•                  interest costs of the Company’s debt denominated in U.S. dollars decreases in Reais, and this decrease positively affect our operational results in Reais;

•                  the value of our debt denominated in U.S. dollars decreases in Reais, and the total value of our debt decreases in Reais;

•      Our net financial expenses tend to decrease as a result of foreign exchange gains with exchange variation included in our results.

The depreciation of the Real against the U.S. Dollar has the opposite effect.

Exports, which allow the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s debt denominated in U.S. dollars, but these items are not completely equivalent. Thus, the company often hires derivative instruments to mitigate the effects of currency fluctuations on its debt. A significant portion of the indebtedness of the Company is connected and paid mainly with the proceeds from exports. Debt denominated in U.S. dollars are generally available at lower cost compared with other sources of resources. The Company generally gives as a pledge part of its export receivables as collateral for its obligations, usually to cover the next installments of principal and interest. These contracts also contain financial ratios that should be observed by the Company, among other obligations.

Impact the level of debt and Interest Rate Changes

On December 31, 2012, the consolidated debt of the Company was R$10.768 million. The level of debt of the Company results in significant financial expenses which are reflected in our income statements. Financial results consist of expenses with interest payments, foreign exchange Real x U.S. dollar and other assets and liabilities denominated in foreign currencies, gains and losses on derivatives and other items described in Note 31 to our financial statements for the financial year ended on December 31, 2012. In 2012, net financial expenses amounted to R$1,696 million, consisting specially of R$944 million in interest on loans and financing and R$735 million in foreign exchange losses on debt and other assets and liabilities. In 2011, the Company’s net financial expenses totaled R$1,869 million, of which R$873 million referred to loans and financing and R$936 million to losses from exchange rate changes on debt and other assets and liabilities.

S&P, Moody’s and Fitch maintain a rating of the Company and certain Company debts. Any downgrade of rating grade in the future may result in increased interest rates and other financial expenses related to loans and debt instruments and may adversely affect the Company’s ability to obtain financing on satisfactory terms and at the amounts needed.

Seasonality Impact

The seasonality pattern in the pulp market has historically been related to the cycle of paper production. World production of paper usually increases at the end of the summer holidays in the northern hemisphere, as well as during the Christmas holidays and New Year. However, having in mind some specific factors, including closing and opening of new plants for the production of paper, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonal trend observed in the past may change in the future. Item 7.3(d) presents more details of issues related to seasonality.

10.3 - Events with significant effects, occurring and expected to occur in the financial statements

a. Introduction or disposal of operational segment

During the financial years of 2012, 2011 and 2010 the Company approved and completed the sale of certain cash generating units (UGC) and assets, as shown in the following table:

(*) In December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) entered into a final purchase and sale agreement on said assets for the amount of R$615 million. The sale will be effective upon the granting of relevant government approvals, as provided for in Note 1(d)(ii) of the 2012 financial statements.

Sale of cash-generating units - CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the sale of the assets of its cash generating units called Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, consisting of a pulp and paper production capacity of 650,000 and 390,000 tons/year of pulp and paper, respectively, a forest base of approximately 71 thousand hectares of forest plantations, about 30 thousand hectares of conservation area and a paper distribution unit consisting of a network of 19 branches in several states of the country and a Distribution Center in São Paulo.

On January 31, 2011 and February 28, 2011, the Company completed the sale of assets of CONPACEL and KSR, respectively, at the right and adjusted price of R$1.5 billion upon signing by the Company and Suzano Papel e Celulose S.A. of the Contract of Purchase and Sale of Establishment and Other Covenants and payment of price by Suzano Papel e Celulose S.A. to Fibria.

On September 29, 2011, the Company completed the sale of the assets of the cash generating unit called Piracicaba, consisting of a special paper mill located in Piracicaba, in the State of São Paulo, with annual capacity of more than 160,000 tons, to Oji Paper CO., LTD. (“Oji”) by the set and right price of US$313 million, equivalent to R$567,375 thousand at that date. The operationalization of such sale occurred upon transfer of the net assets of the unit to the controlled Piracicaba Indústria de Papéis Especiais e Participações Ltda. and posterior sale of quotas held to Oji.

The sale of these cash generating units completed the strategy to focus the Company’s activities in the business of pulp, and contributed to the reduction of debt, given that the proceeds from the acquisitions referred to above were primarily used by the Company in settlement of financial obligations.

Result from discontinued operations - CONPACEL and KSR

Cash flow from discontinued operations - CONPACEL and KSR

(*)   Due to the Consórcio and KSR unit operate with centralized cash from Fibria, financing activities represent the transfer to Fibria of the cash flow generated in the operation, net of investments made during the period.

Assets and liabilities of CONPACEL and KSR on December 31, 2010 (end of the financial year in which the cash generating units were made available for sale)

CONPACEL

(R$ thousand)

KSR

Losango Project

On June 30, 2011, the Company announced its intention to dispose of Losango Project’s assets, which comprise approximately 100 thousand hectares of own land and approximately 39 thousand hectares of eucalyptus plantations in own land and land leased from third parties in the State of Rio Grande do Sul.

The purchase and sale agreement regarding the Project’s assets was signed on September 10, 2012 for the maximum price of R$615 million. On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) entered into a purchase and sale agreement worth R$615 million. The first instalment of R$470 million was paid in advance upon execution of the agreement, while the second instalment, in the amount of R$140 million was deposited in an escrow account and will be released after the granting of other official approvals and other pending conditions. The final instalment of R$5 million will be settled upon the transfer of existing land lease agreements recorded in assets accounts and after the relevant official approvals. The agreement establishes a term of 48 months for the obtainment of supplementary regulatory approvals, which may be extended for another 48 months, as decided by CMPC. If approvals are not obtained, the amount of R$470 million, plus interest rates, will be returned to CMPC, which will redeem the escrow deposit. The Company recorded the advance payment regarding the first installment in “Liabilities for assets held for sale.”

The conclusion of the sale depends on the obtainment of such supplementary approvals. Thus, Management concluded that such assets should continue to be recorded as “assets held for sale” as of December 31, 2012. The financial value of net assets was compared to their fair value less the expenses arising from the sale, and no impairment was recorded. These assets generated no income in 2012.

As of December 31, 2012 and 2011, the project’s assets can be summarized as follows:

Project Losango does not have operations.

The book value of net assets was compared with the fair value less cost to sell and there was no need to record impairment loss.

Forestry assets and land located in the South of Bahia

In March 8, 2012, in line with efforts to adjust the Company’s leverage, Management accepted the binding offering from the Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., regarding the sale of some forestry assets and land located in the South of the State of Bahia. These assets total 16,152 thousand hectares of effective eucalyptus plantations intended for saw-mills and pulp, with average annual production of 600 thousand m3 of lumber.

On June 29, 2012, Fibria signed the agreement on the disposal of said assets, in the amount of R$235 million, having received R$200 million in advance upon execution. On September 7, 2012, the parties signed the instrument of acknowledgement of conclusion of inspection activities in the land and related forestry assets.

As result of the due diligence conducted by the buyer, the sales price was adjusted to R$210 million. The remaining balance of R$10 million will be paid in

2013, being recorded in “Other assets” under current assets in the 2012 financial statements.

Capital gain

We present below the capital gains for the years ended on December 31, 2012 and 2011, arising from the disposal of these UGCs and assets:

(i)           Capital gain was recognized in “Net profit for the year arising from discontinued operations.”

(ii)          Gains are recorded in “Other operational revenues (expenses), net”.

Remaining obligations of the units sold

Due to the disposal of CONPACEL, KSR and Piracicaba assets, in addition to those located in southern Bahia, the Company assumed certain commitments for compensation for losses and/or contingencies, if they occur, as provided in their sale contracts, which also determine the limits, terms and procedures applicable.

b. Constitution, acquisition or disposal of equity interest

On October 2, 2012, Fibria disclosed a material fact on the execution of a strategic partnership with Ensyn Corporation (“Ensyn”), a privately-held company registered in the state of Delaware, USA. The transaction involved the purchase of equity interest in Ensyn for US$20 million, as well as the establishment of a joint venture with equal shareholding, to be registered in Delaware for future investment in production in Brazil of liquid fuels and chemicals from biomass. This joint venture has not been incorporated yet.

The US$20 million investment in Ensyn corresponds to approximately 6% equity in the company, which enables Fibria to have a seat in Ensyn’s board of shreholders. Fibria also has the option for future investments of US$10 million in Ensyn, increasing its equity to approximately 9%.

c. Unusual events or transactions

Not applicable, having in mind the absence of unusual events or transactions relevant for the financial years ended on December 31, 2012, 2011 and 2010.

10.4 - Significant changes in accounting practices - Disclaimer and emphases in the auditor’s opinion

a. Significant changes in accounting practices

The following are comments from our Directors corresponding to the analysis of significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by financial year and, where applicable, the impact on the financial and equity position is presented in tabular form, in its respective financial year. In this section 10.4(a), the Directors commented what were the changes in exercise and qualified the subject matter of these changes. Section 10.4 (b) shows the analysis of our directors on the relevant impacts of these changes and the effects on the financial position of the Company.

During the financial years of 2012, 2011 and 2010, the Company made no spontaneous change in accounting practices for the preparation of its financial statements. In 2010, due to Law 11.638/07, as amended, the Company adopted the international accounting standards (IFRS - International Financial Reporting Standards), reintroducing the 2009 financial statements for comparative purposes.

Financial statements prepared for the financial years ended on 2011 and 2010 were prepared in accordance with these new standards, so there was no need to present a reconciliation table for these exercises.

Below is a detailed description of changes in accounting practices and their impacts and nature, segregated by exercise.

Changes for the financial year 2012

For the year ended December 31, 2012, there were no significant amendment to accounting practices adopted in the year ended in 2011 that were applicable to 2012. However, the following standards and amendments to existing standards have been published and are mandatory for accounting periods subsequent to 2012. There was no advance adoption of these standards or amendment to standards by Fibria:

-              IAS 1 - “Presentation of Financial Statements.” The principal amendment is that components of other comprehensive income are divided into two groups: to be charged against income or to remain in equity. The amended standard applies as of January 1, 2013. and adoption expected is only disclosure.

-              IAS 19 - “Employee Benefits”, amended in June 2011. This amendment was included in the text of CPC 33 (R1) - “Employee Benefits”. The standard is applicable from January 1, 2013. The principal impacts for our financial statements expected from its adoption are the following: (a) immediate recognition of costs of past services, (b) replacement of interest on liabilities and expected return on assets by a single net interest rate will probably cause a small increase in the cost of the pension plan for the income statement.

-              IAS-28 - “Investments in Affilliates and Joint Ventures”, IFRS 11 - “Joint Contractual Agreement” and IFRS 12 - “Disclosure of Interests in Other Entities”, all issued in May 2011. The principal alteration introduced by these standards is that they do not permit proportionate consolidation of entities in which control of net assets is shared under an agreement between two or more parties and is classified as a joint venture.

IFRS 11 defines two types of arrangements:

■                      joint operations - when the parties jointly control assets and liabilities, whether or not these assets are in a separate entity (separate vehicle), in accordance with the contractual provisions and the essence of the operation. Under these arrangements, assets, liabilities, revenues and expenses are recognized in the entity participating in a joint operator arrangment in proportion to its rights and obligations.

■                      Joint ventures - when the parties jointly control the net assets under an agreement structured through a separate entity and earnings from these assets are shared between them. In these arrangments, the entity’s share must be recognized by the equity equivalence method and shown under the “Investments” heading.

The proportional consolidation method is no longer permitted for cases of joint control. The standard is applicable as of January 1, 2013. We concluded that the investments in companies Veracel, VOTO IV and Asapir are covered by the definition of joint operations and therefore, as of January 2013, it is expected our company’s share of assets, liabilities, revenues and expenses will be recognized in accordance with interests in the companies, which will not produce significant impact on the financial position or results from operations when compared with the proportionate consolidation of Veracel, VOTO IV and Asapir as currently stated.

-              IFRS 12 - “Disclosure of Interests in Other Entities”, covered in a new pronouncement, CPC 45 - “Disclosure of Interests in Other Entities”. This deals with disclosure requirements for all forms of interests in other entities, including joint arrangements, associations, interests for specific purposes and other non-recognized interests. The standard is applicable as of January 1, 2013. Management believes that this standard will not materially impact the consolidated financial statements.

-              IFRS 9 - “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 retains but simplifies the measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual characteristics of cash flows from financial assets. IAS 39 guidance on impairment of financial assets and hedge accounting continues to apply. The standard is applicable as of January 1, 2015. It is not expected to have a material impact on Fibria’s financial statements.

-              IFRS 10 - “Consolidated Financial Statements”, included as an amendment to CPC 36 (R3) - “Consolidated Statements”, issued in May 2011. This standard is based on existing principles identifying the concept of control as the factor determining when an entity should have consolidated financial statements. The standard provides additional guidance to assist in determining control when there are questions about its evaluation. The standard is applicable as of January 1, 2013. It is not expected to have a material impact on Fibria’s financial statements.

-              IFRS 13 - “Fair Value Measurement”, issued in May 2011, and disclosed in a new pronouncement, CPC 46 - “Fair Value Measurement”. The purpose of the standard is to improve consistency and reduce complexity in disclosures required by IFRS. The requirements do not extend the use of fair value accounting, but advises on how it should be applied when its use is required or permitted by another standard. The standard is applicable as of January 1, 2013, and there is an exemption to the application of new disclosure requirements for comparative periods. It is not expected to have a material impact on Fibria’s financial statements.

Changes for the financial year 2011

For the financial year ended on December 31, 2011, there were no significant changes in accounting practices adopted for the financial year ended on 2010 and that were applicable to the financial year of 2011. However, the rules and amendments to existing standards below have been published and are mandatory for accounting periods subsequent to 2011. There was no early adoption of these standards and rules changes by Fibria:

IAS 28 - “Investments in associates and jointly controlled” IFRS 11 - “Joint contractual agreement” and IFRS 12 “Disclosures about interests in other entities”, all issued in May 2011. The main change introduced by these standards is the impossibility of proportional consolidation of entities whose control of net assets is shared through an agreement between two or more parties and is classified as a joint venture.

IFRS 11 conceptualizes two types of classification for agreements:

(i)         Joint operations - where the parties jointly control assets and liabilities, whether these assets are in a separate entity (separate vehicle), in accordance with the contract provisions and essence of the operation. In these agreements assets, liabilities, revenues and expenses are accounted for in the entity that participates of the joint operator agreement in proportion to its rights and obligations;

(ii)        Joint ventures - where the parties jointly control the net assets of an agreement, structured through a separated entity and the results of these assets are divided between the participating parties. In these agreements, the participation of the entity should be accounted for by the equity method and presented under the item investments.

IFRS 12 requires qualitative disclosures that must be performed by the entity in relation to interests in subsidiaries, jointly agreements or unconsolidated entities, which include significant judgments and assumptions to determine whether their participation exercise control, significant influence or classification over the joint agreements between joint operations and joint ventures, as well as other information about the nature and extent of significant constraints and associated risks. The standard is not applicable until January 1, 2013.

The administration believes that this standard does not materially impact the consolidated financial statements.

IFRS 7 - “Financial Instruments - Disclosure” issued on October 2010. The change in the standard of disclosure of financial instruments seeks to promote transparency in the disclosure of the transfer transactions of financial assets, improve the understanding by the user about the risk exposure to these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets. The standard is effective for the financial year beginning on or after July 1, 2011. The management does not expect significant impacts on the financial statements.

IFRS 9 - “Financial Instruments” issued on November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 keeps but simplifies the measurement model and establishes two main categories of measurement for financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the contractual characteristics of the cash flows of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. Prior periods do not need to be restated if an entity adopts the standard for periods beginning or starting before January 1, 2012. The standard is applicable from January 1, 2013. Significant impacts on the financial information of Fibria are not expected.

IFRS 10 - “Consolidated Financial Statements”, issued in May 2011. This standard is based on principles such as the identification of the concept of control as a determinant factor of when an entity should be consolidated in financial statements. The standard provides additional guidance to assist in determining control when there is doubt in the evaluation. The standard is applicable from January 1, 2013. Significant impacts on the financial information of Fibria are not expected.

IFRS 13 - “Measurement of Fair Value”, issued in May 2011. The standard aims to improve consistency and reduce complexity in the disclosures required by IFRSs. The requirements do not increase the use of fair value in accounting, but guides on how it should be applied when its use is required or permitted by another standard. The standard is applicable from January 1, 2013 and there is an exemption to apply the new disclosure requirements for comparative periods. Significant impacts on the financial information of Fibria are not expected.

IAS 19 - “Employee Benefits”, issued in June 2011. The change in standard will affect mainly the recognition and measurement of pension plans with defined benefit and disclosure of employee benefits. The standard is applicable from January 1, 2013. Significant impacts on the financial information of Fibria are not expected.

Changes for the financial year 2010

Regarding the financial year 2010, there was the initial adoption of IFRS. The convergence process of Brazilian accounting standards with international accounting standards occurred in two stages: (a) the first in 2008 with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company in its individual and consolidated financial statements ended on December 31, 2008 (b) the second, developed in 2009 with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except CPC 34 - not yet issued).

The new accounting practices in the technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the financial year beginning on January 1, 2010. In this context, the transition date was adopted by the Company as January 1, 2009, when it prepared the opening balance sheets in accordance with the new accounting practices. The administration believes that the statements issued by CPC are fully converged with the international accounting standard, according to statements issued by the International Accounting Standards Board (IASB).

In preparing those individual and consolidated financial statements in accordance with IFRS 1/CPC 37, the Company has applied the mandatory exceptions and certain optional exemptions relevant in relation to the full retrospective application of IFRS/CPC.

Exemptions from retrospective application

As provided in IFRS 1/CPC 37, the Company adopted the following exemption on the retrospective application:

Business Combinations - IFRS 3R/CPC 15 was applied from January 1, 2009.

With respect to the other exemptions contained in IFRS 1/CPC 37, it does not apply to the Company:

(a)    Insurance Contracts - insurance contracts concluded by the Company are not within the scope of this standard;

(b)     cost assigned to fixed assets - fixed assets had already been depreciated based on estimated service life and the administration believes that there is no significant differences between the fair value and book values of fixed assets;

(c)      assets and liabilities of subsidiaries, jointly controlled entities and associates - the initial adoption of the pronouncements were applied simultaneously and in a manner consistent in all the Company’s subsidiaries and affiliates;

(d)     compound financial instruments - there were no transactions involving such financial instruments;

(e)     liabilities for decommissioning included in the cost of fixed assets - the Company has no contracts included in this scope;

(f)         financial assets and intangible assets accounted for in accordance with the ICPC 1/IFRIC 12 - “Concession Contracts” - the Company has no concession contracts.

b. Significant effects of changes in accounting practices

As described in section 10.4.a. previously, the only changes in accounting practices were those related to the year 2010, when the Company made the initial adoption of IFRS. On this occasion, the financial statements of 2009 were presented as a comparison also adjusted as they had previously been presented in accordance with accounting practices adopted in Brazil to date. The financial statements for the financial year ended on December 31, 2010 have been prepared based on the precepts of IFRS, so it was not necessary to quantify the adjustments in that financial year.

c. Disclaimer and emphases in the auditor’s opinion

As follows the Directors comment of the emphasis paragraphs included in the audit reports for the financial years ended on December 31, 2012, 2011 and 2010.

These paragraphs included by our independent auditors are related to differences in certain regulatory aspects of accounting adopted in Brazil and international accounting, and therefore do not refer exclusively to the procedures adopted by the Company or any breaches of the rules.

As mentioned in the explanatory note no. 2.2.2 to the financial statements for the financial years ended on December 31, 2012 and 2011 and explanatory note no. 2.1(b) on the financial statements for the financial year ended on December 31, 2010, individual financial statements of the controller were prepared in accordance with international accounting standards, except only for the evaluation of investments in subsidiaries, jointly controlled and associated companies by the equity method, while according to IFRS would be cost or fair value. and are published in conjunction with the consolidated financial statements. As required by IFRS, these investments should be valued at cost or fair value.

This matter was the subject of focus by our independent auditors for the financial years of 2012, 2011 and 2010, whose opinions are in conjunction with our financial statements and are dated as of January 30, 2013; February 1, 2012 and February 14, 2011, respectively. Thus, our Directors believe that there was no regulatory noncompliance in preparing its financial statements since that difference in accounting is from the respective Brazilian accounting standards and international accounting standards, and is widely recognized in the rulings announced by the entities responsible by their emission.

10.5 - Critical accounting policies

Our Directors believe that the critical accounting principles are important to describe the financial condition and results of operations and require difficult judgments to be made, subjective or complex, often because of the need to make estimates about the effect of matters for which uncertainty is inherent. As you increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, the judgments become more subjective and complex. In order to understand how the Board evaluates future events, including the variables and assumptions inherent in the estimates, and the sensitivity of those judgments in relation to varying circumstances, we have identified the critical accounting principles.

The critical accounting principles are continually evaluated and are based on historical experience and other factors, including expectations of future events, considered reasonable in the circumstances. Full details of the accounting practices adopted by Fibria were made in explanatory note no. 2 to the financial statements of the financial year of 2012.

The accounting estimates will seldom be equal to their actual results. The estimates and assumptions that present a significant risk, with probability of causing a relevant adjustment to the accounting value of assets and liabilities for the next financial year, are addressed below.

Our Directors believe that the critical accounting estimates and assumptions are related to business combinations, estimated goodwill impairment, income taxes, employee benefits, fair values of financial and derivative instruments and other financial instruments, biological assets, revenue recognition, impairment of receivables, service life review, recovery of property, plant and equipment, and assets and liabilities and legal obligations, since these accounting estimates involve highly complex and subjective judgments. The items (a) to (h) below detail the reasons that make these accounting practices to be critical in the evaluation of the Directors of Fibria.

(a)     Combination of business and impairment assessment estimated of goodwill

In a business combination, the assets acquired and liabilities assumed shall be measured at fair value at the acquisition date and the participation of minority shareholders can be measured at fair value. The assessment of these assets and liabilities at the date of the acquisition requires the use of judgment on the recovery of assets, including estimation of future cash flows, market values, credit quality, among others, and which can differ significantly from their actual results.

Every year or shorter period if there is any change in circumstances which would result in reducing the recoverable amount of the cash generating units for which there is goodwill recorded, the Company conducts tests for possible impairment on goodwill, according to the accounting policy presented in Note

2.16 of the financial statements for year 2012. The recoverable amounts of UGCs (Cash Generating Units) are determined based on the value in use calculations, made based on estimates. See note 36 to the financial statements for the year 2012.

(b)    Taxes on income

The deferred tax assets and liabilities are based on temporary differences between accounting values in the financial statements and tax base. If the Company and its subsidiaries are to operate at a loss or are not able to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it would require a reversal of a significant portion of our deferred tax assets, which could result in an increase in the effective tax rate.

As described in Note 15(e) of the financial statements for the financial year 2012, in November 2011, the Company decided to transfer certain commercial transactions between foreign subsidiaries which resulted in uncertainty regarding the ability to use all the tax credits recorded by the subsidiary affected, and therefore cannot be considered more likely to perform. The use of credit will depend on the level of future taxable income to be generated by December 2014, which resulted in record of impairment in the amount of R$200,711.

(c)     Employee Benefits

The current value of obligations for the medical care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. Among the assumptions used in determining the net cost (revenue) for the balances of actuarial liabilities, there is the discount rate.

The provision of share based remuneration is recorded at fair value of the option, which is calculated by the Company based on the Binomial-Trimonial Tree model.

Any changes in assumptions used to calculate these obligations affect the accounting value at the balance sheet date.

(d)       Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment to choose a variety of methods and define assumptions which are mainly based on market conditions existing at the balance sheet date. The Company also uses its judgment to define the settings and values in the sensitivity analysis, shown in explanatory note no. 5 to the financial statements for year 2012.

Any changes in the assumptions used for the calculations involving the fair value of financial instruments could dramatically affect the financial position of the Company.

(e)       Biological assets

The calculation of fair value of biological assets takes into account various assumptions with a high degree of judgment, such as estimated price, quantity of wood and cubic average annual increment for each region. Any changes in those assumptions used might imply a change in the outcome of the discounted cash flow and hence the appreciation or depreciation of these assets.

(f)        Acknowledgement of revenue and reduction in the value of receivables

The Company recognizes revenue and costs associated with sales at the time products are delivered to customers or when the risks and rewards are transferred. Revenue is recorded at the net sales value (after tax deductions, discounts and returns).

The provision for reduction of the receivables value of these credits is provided in an amount sufficient to cover probable losses in its realization. The accounting policy to establish the provision requires the analysis of individual invoices of delinquent customers in relation to recovery measures adopted by the department responsible and, according to the stage of recovery, it is an estimated an amount of the provision to be made, which may represent a percentage of the title according to its historical or full.

(g)       Review of service life and recovery of property, plant and equipment

The recoverability of assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or asset group may not be recoverable based on future cash flows. If the accounting value of these assets exceeds their recoverable amount, the net value is adjusted and its service life is readjusted to new heights. In the financial years ended on December 31, 2012, 2011 and 2010, the Company made tests for impairment, as detailed in explanatory notes no. 36 and 38 to the financial statements for the year 2012 and 2011 respectively.

(h)       Contingent assets and liabilities and legal obligations

The Company is involved in labor, civil and tax legal proceedings in many instances. Provisions for contingencies, set up to face potential losses from the ongoing proceedings, are established and updated based on the management’s assessment, based on the opinion of its legal counsel and require a high degree of judgment on the matters involved.

10.6 - Internal controls relating to the preparation of financial statements

a) Efficiency and deficiency grade and recommendations in the auditor’s report

The Directors of the Company believe that the procedures and structures listed below, along with the system of preparation of financial statements, are sufficient to ensure data accuracy and reliability of the preparation of financial statements, and there were not detected shortcomings in internal controls relevant to the Company.

(i) Fibria has in its structure a Risk and Compliance Governance Management, an area independent with administrative bond and functional relationship with the Company President (CEO), and reporting processes to the Audit and Risk Committee, an advisory body to the Board of Directors of Fibria. The area includes the activities of Risk Management, Internal Audit and Ombudsman of Fibria.

(ii) The Internal Audit team is responsible for periodic evaluation of financial, operational, management and information technology processes, including compliance with policies, standards and procedures and performance and effectiveness of internal controls to prevent or detect possibility of errors, fraud and/or losses in business.

(ii) The Internal Controls Team continually reassesses the process flows and key systems and ensures the organization of the periodic compliance tests, to assess the effectiveness of existing controls and continuous Certification Practice - Risk Assessment implemented internally, ensuring:

•                  Calculation of materiality, with selection of ledger accounts and localities;

•                  Documentation of internal controls in Entity Level;

•                  Review and validation of key controls;

•                  Implementation of improvement opportunities;

•                  Driving the CSA (Control-Self-Assessment).

The Company complies with the standards of corporate governance in New Market and the American law Sarbanes-Oxley. Additionally, in view of its fast growth and shape of development of its projects, the Company implemented in 2011 a module of Process Control of GRC SAP, in order to enhance the risk management of process and compliance, improving and enhancing their internal controls environment.

b. Deficiencies and recommendations on internal controls in the auditor’s report

Internal control in the context of audit standards is defined as the process designed, implemented and maintained by those responsible for governance, management and other employees of the Company with regard to the reliability of financial reporting, effectiveness and efficiency of operations and compliance with laws and regulations applicable. Internal control deficiency exists when (i) the control is planned, implemented and operated so that it cannot prevent, or timely detect and correct, misstatements in the financial statements, or (ii) there is lack of a control necessary to prevent, or timely detect and correct, distortions in the financial statements.

In accordance with the independent auditor’s opinion, the examinations of audit of financial statement was conducted in accordance with the Brazilian and international auditing standards.

An audit involves performing procedures selected to obtain evidence about the amounts and disclosures in the financial statements and not to express an opinion on the internal control. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In these risk evaluations, the auditor considers the relevant internal controls to the preparation and fair presentation of financial statements to plan the audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of internal controls of the Company.

In the audit report for the fiscal year ended December 31, 2012 were not detected deficiencies relating to internal controls of the Company and therefore no recommendation was addressed.

10.7 - Allocation of resources for public underwriting and any deviations

a.           How resources from the offering were used

On April 30, 2012, Fibria completed its primary public offering of common shares issued by the Company. The gross amount obtained from the offering was R$1,361 million. The offering of shares is another phase of the process for strengthening the Company’s capital structure, reinforcing its goal to seek the leverage levels required by its Indebtedness and Liquidity Management Policy.

The Company disclosed in the Prospectus that it would allocate the net proceeds from the Global Offering for cash strengthening and full or partial repayment of the balance of its financial debts, which would be selected as per the Company’s strategy.

The Company has not made a public offer of deeds and securities for the financial years ended on December 31, 2010 and 2011.

b. If there were significant deviations between the effective use of resources and the proposed application disclosed in the prospectuses of their distribution

As provided for in the Prospectus, in 2012 the proceeds were primarily invested to reduce the Company’s leverage, and no deviations were observed.

The Company has not made a public offer of deeds and securities for the financial years ended on December 31, 2010 and 2011.

c. If there have been deviations, the reasons for such deviations

No deviations were observed in funds from the Global Offering carried out in 2012.

The Company has not made a public offer of deeds and securities for the financial years ended on December 31, 2010 and 2011.

10.8 - Items relevant and not stated in the financial statements

10.8.a. Assets and liabilities held by the company, directly or indirectly, that do not appear on its balance sheet

Fibria participates in certain agreements related to operating leases, marine transport, and contracts with take or pay clauses, which are disclosed in our annual financial statements for 2012 in the explanatory notes no. 21(b) and no. 26.

10.8. b. Other items not stated in the financial statements

Not applicable, since the Company has no other items not reflected in the financial statements beyond those specified in section 10.8.a. above.

10.9 Comments on other items not stated in the financial statements

a. How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the financial statements of the company

In relation to the items shown, related to operating leases and take or pay agreements, in the following table show the values that may impact the Company’s results and assets in the coming years:

b. Nature and purpose of the operation

Operating leasing

The Company leases timber plantation areas based on operating leases from third parties as a source of raw materials for products. Leases are generally made for a period of 21 years. Lease payments, equivalent to the market value of timber harvested on the property, are made as provided for in the agreement. We guarantee a minimum payment to the lessor for the harvest. The agreements can be renewed at market value.

The Company is also a party to a long term contract to provide maritime transport services, with the term is 20 years and which has for object the operation of maritime cabotage, through the use of tugs and sea barges to transport raw material (wood) from Terminal Caravelas (BA) to Portocel (ES).

Additionally, the Company is a party to a long-term agreement entered into with STX for provision of maritime freights for a period of 25 years regarding the transportation of pulp from Brazil to various countries in Europe, North America and Asia.

Take-or-Pay Contracts

The Company has entered into long term Take or Pay agreements with suppliers of power, transportation, diesel fuel, chemicals and natural gas by an average of 9.6 years. The agreements provide for termination and suspension clauses of supply for reasons of breach of fundamental obligations. The contractual obligations on December 31, 2012 amount to R$258,694 thousand per year (R$301,117 thousand in December 31, 2011 and R$272,595 thousand on December 31, 2010).

c. Nature and amount of the obligations and rights created in favor of the company as a result of the operation

Besides from the information referred to in paragraphs 10.9(a) and (b) above, the Company believes that there is other relevant information to be provided pursuant to the items referred to in item 10.8 of this Reference Form.

10.10 - Business plan

a. I. Quantitative and qualitative description of the investments in progress and planned investment

Capex realized in 2012 totaled R$1,078 million, in line with the target settled for the year.

In Jacareí, the Energy Master Plan project was launched with the purpose of increasing the energy efficiency of the unit and reducing consumption of natural gas.

In 2012, we continued on major projects like the construction of a seedlings plant in Helvécia, in the extreme south of Bahia. The deployment of this unit, which will produce 30 million seedlings per year, is a project aligned to the mission of promoting the Company’s business associated with forest conservation, social inclusion and improved life quality.

In 2012, capital investments of Fibria reached R$1,078 million and were allocated as follows:

a. II. Sources of financing investments

The investments planned for 2013 will be financed by equity of the Company or financing provided by BNDES, or other form of funding according to the market scenario and convenience to the Company. For long term investments, the company primarily uses funding sources such as BNDES, Export Prepayment and international issues.

a. III. Relevant ongoing divestitures and planned divestitures

Continuing the strategy of concentrating activities in the business of pulp, in 2011 there was completed the sale to Suzano Papel e Celulose of the interest (50%) of the Company in the Consórcio Paulista de Papel e Celulose (Conpacel) and distributor of graphic products KSR, for a total of R$1.5 billion and the sale to Oji Paper the special paper unit of Piracicaba, for a total of US$313 million (equivalent to R$567 million).

On June 30, 2011, the company announced its intention to divest assets related to Project Losango, which included approximately 100 hectares of own land and about 39,000 hectares of eucalyptus trees planted on own land and areas leased from third parties in the state of Rio Grande do Sul.

On September 10, 2012 a contract was signed for the purchase and sale of all Project Losango assets for the maximum price of R$615 million. On December 28, 2012, our company and CMPC Celulose Riograndense S.A. (“CMPC”) signed a commitment for purchase and sale of these assets for a total of R$615 million, with the first installment of R$470 million paid on signing date and the second in the amount of R$140 million deposited in an escrow account, to be released after the other applicable governmental approvals and other preceding conditions. A final installment of R$5 million will be paid on the effective transfer of existing leases on land related to the assets and after applicable governmental approvals. The agreement establishes a period of 48 months for the additional regulatory approvals required, with the possibility of a 48-month prorogation at the discretion of CMPC. If the approvals are not obtained, R$470 million is to be repaid to CMPC plus interest and CMPC shall withdraw the escrow account deposit. Our company recorded the first installment under “Liabilities related to assets held for sale”.

Since completion of the sale depends on obtaining these complementary approvals, management has concluded that these assets shall remain classified as “assets held for sale” as of December 31, 2012. The book value for these net assets was compared with their fair value less sale expenses and there was no need to recognize impairment. These assets did not post earnings in 2012.

b. If already published, indicate the acquisition of plant, equipment, patents or other assets that may materially affect the company’s production capacity

Not applicable, given that the Company did not purchase plants, equipment, patents or other assets that can materially affect its productive capacity.

c. New products and services, including:

c. I. Description of research projects in progress that have been disclosed

In 2012, our Technology Center developed a series of innovative projects in the fields of forestry stewardship, natural resources, genetic improvement, biorefinery biotechnology, and product and process development in particular.

The results from Forestry and Natural Resources contributed to the forestry business by developing and applying new technologies related to soil fertilization and soil, forest landscape management, production ecophysiology, experimental micro-basins, biological pest control, among others. Another standout is a new regrowth procedure for Fibria’s plantations that is set to raise productivity and lower operating costs.

There were also significant advances in Breeding and Biotechnology in the course of the year. Fifteen new eucalyptus clones were introduced in Fibria nurseries in order to establish of plantations. Highlights were the first hybrid clones with subtropical species of strategic interest to the company, selected for the weather conditions of Espírito Santo and Bahia. Deploying these new clones boosts forest productivity and ensures industrial gains, with an approximately 3% increase in tons of cellulose pulp per hectare per year (IMACel). Another concluded project was the development of an innovative in vitro system for producing shoots using temporary immersion bioreactors, developed specifically for growing eucalyptus trees. This new system has the potential for around 30 times the productivity of the traditional method of growing shoots in laboratories, and will ensure 100% supplies of shoots to cloning gardens in all our commercial nurseries.

In the field of biotechnology, we continue developing in molecular marker assisted selection, using genome-wide screening for earlier selection of superior trees, thus increasing genetic gain per unit of time. Also in 2012, new field experiments with genetically transformed trees were set up following legal recommendations and those of certification bodies.

In industry, research projects concentrated on new technologies for cooking and bleaching in order to reduce consumption of wood and chemicals while turning out the same amount of product. The advances already made will enable further tests on a larger scale. Initiatives linked to the differentiation of the quality of the final product have helped strengthen Fibria’s relationships with key customers, and to leverage Fibria’s commercial results and those of these customers.

In biorefineries, there was a major advance in the development of knowledge and obtainingb results that will contributed to Fibria’s the movements toward diversification and business sustainability. New partnerships were initiated and projects for generating biofuels and bioproducts from biomass already include various stages of the production chain.

Note also that in 2012 we inaugurated new premises for the Technology Center in Jacareí (SP), which comprise biorefinery and biotechnology laboratories, and a research nursery, enabling new studies related to forest raw material

(feedstock) and the final product.

c. II. Total amounts spent by the company in research to develop new products or services

In 2012, total expenditures made by the Company in research to develop new products was R$42 million.

c. III. Projects in development already released

See 10.10.c. I. above.

c. IV. Total amounts spent by the company in the development of new products and services

See 10.10.c. I. above.

10.11 - Other factors with relevant influence

Recent changes in tax and exchange laws in prepayment operations for export

Tax on Financial Exchange Operation - (“IOF - Exchange”)

In accordance with Article 11 of Decree No. 6306 of December 14, 2007 (“Regulation of IOF”), the taxable event of the IOF - Exchange is the delivery of national or foreign currency, or document that represents it, or putting it available to the interested party.

Under Article 15-A, item XXII of the Regulation of IOF, as worded by Decree no. 7.853/2012, the settlement of exchange transactions from December 5, 2012, for inflow of funds into the country, including by means of simultaneous operation, referring to foreign loan, subject to registration with the Central Bank of Brazil (“BACEN”), hired directly or by issuing bonds on the international market with an average minimum of three hundred, sixty (360)days, there will be the incidence of IOF - Exchange at the rate of 6% (six percent). In the operations of foreign loan with an amortization period exceeding three hundred, sixty (360) days, the IOF - Exchange is reduced to 0% (zero percent).

To try to “preserve” Brazilian exporters of variations of the U.S. dollar, preventing the products sold overseas to become more expensive, Decree nº 7.699/2012, published in the Official Gazette on March 16, 2012, decreased to 0% the IOF on exchange hedging transactions with derivative contracts of exporters, provided that the total daily short exposure to exchange rates regarding derivative transactions does not exceed 1.2 times the total amount of export transactions held in the prior year by the legal entity holding said derivative contracts. Hedging is a form of protection that companies have against changes in exchange rates.

The Brazilian government may increase the IOF - Exchange at any time up to 25% (twenty five percent). Any increase will apply only to future transactions.

Export Prepayment Operations

The current wording of Article 15-A, item II of the Regulation of IOF provides that foreign exchange transactions for entry into the country of export earnings from goods and services are subject to the rate of 0% (zero percent) for the calculation of tax. Moreover, according to article 15-A, item IX of IOF Regulations, and Decree No. 7.456/2011, financing transactions are subject to a zero percent (0%) tax rate, which reduces the tax burden on the transaction. Thus, there would be arguments for maintaining that the inflow of funds under Export Prepayment Operations would not be subject to the rule of item XXII, article 15-A above and, therefore, regardless of the maturity of the operation, the IOF - exchange rate in these cases would be 0%. The market practice has been this one. Considering that, according to the applicable tax laws, the financial institution responsible for the closing of the exchange operation is responsible for withholding and paying the IOF - Exchange, it is always recommended to confirm its position on the incidence and rate of this tax in this type of operation.

On March 1, 2012, BACEN issued Circular 3580, which prohibited the hiring by Brazilian companies of Export Prepayment Operations with a maturity of 360 days, and excluded the possibility of financial institutions to grant such advance. If exporters choose to borrow in the long term with creditors abroad, a feasible alternative would be to do so under the form of credit in foreign currency under the aegis of Law 4131 of September 3, 1962, as amended, which may cover the IOF - exchange described above, if the hired term is less than 3 years.

On December 4, 2012, BACEN published Circular No. 3617, which included subsection 2-A in the Regulations for the Foreign Exchange and International Capital Markets, bringing new changes and providing for early receipt of exports with payment terms above 360 days.

Said subsection provides for the registration, in the “Financial Transactions Registry (ROF)” module of the Electronic Declaratory Registry (RDE), of export prepayment transactions involving products and services at least 360 days in advance and limited to 1,800 days regarding the shipping of goods or provision of services. In such events, the IOF tax rate is zero.

The advance of funds to Brazilian exporters for the purposes set forth in said subsection may be made by the importer or any legal entity abroad, including financial institutions.

EXHIBIT III – INFORMATION ABOUT THE CANDIDATES FOR ELECTION AS MEMBERS OF THE BOARD OF DIRECTORS (item 12.6 to 12.10 of the CVM Ruling 480/2009)

Below is the information required in items 12.6 through 12.10 of CVM Ruling 480, of December 7, 2009, in regard to each candidate for member of the Board of Directors of the Company

Name	Age	Profession	CPF	Elective Position	Date of Election	Date of Start of Mandate	Term of Office	Elected by the Controller?	Other Positions Held
Alexandre Gonçalves Silva (date of birth: 06/03/1945)	67	Engineer	022.153.817.87	Independent (effective) Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Personnel and Remuneration Committee
Alexandre Silva D'Ambrósio (date of birth: 01/08/1962)	50	Lawyer	042.170.338-50	Effective Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	None
Carlos Augusto Lira Aguiar (date of birth: 24/07/1945)	67	Engineer	032.209.829-72	Effective Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Coordinator of the Innovation Commitee
Eduardo Rath Fingerl (date of birth: 01/09/1953)	59	Engineer	373.178.147-68	Effective Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Innovation Committee
Eduardo Borges de Andrade Filho (date of birth: 24/02/1967)	46	Engineer	587.714.256-91	Alternate Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Innovation Committee

Gilberto Lara Nogueira (date of birth: 25/02/1949)	64	Engineer	386.364.768-87	Alternate Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Coordinator of the Personnel and Remuneration Committee
João Carvalho de Miranda (date of birth: 08/07/1962)	50	Economist	772.120.887-49	Effective Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Finance Committee
José Armando de Figueiredo Campos (date of birth: 05/09/1948)	64	Engineer	127.674.506-06	Independent (effective) Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Personnel and Remuneration Committee
José Écio Pereira da Costa Júnior (date of birth: 11/09/1951)	61	Business Manager and Accountant	359.920.858-15	Independent (alternate) Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	None
José Luciano Duarte Penido (date of birth: 08/03/1948)	64	Engineer	091.760.806-25	Chairman of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Personnel and Remuneration Committee, Coordinator of the Sustainability Committee, and Member of the Innovation Committee
Julio Cesar Maciel Ramundo (date of birth: 02/12/1969)	43	Economist	003.592.857.32	Effective Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	None

Laura Bedeschi Rego de Mattos (date of birth: 01/10/1975)	37	Engineer	253.585.728-64	Alternate Member of the Board of Diretors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Finance Committee
Maria Paula Soares Aranha (date of birth: 08/02/1957)	56	Economist	035.859.048-58	Independent (alternate) Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	None
Mario Antonio Bertoncini (date of birth: 14/03/1968)	44	Business Manager	085.771.768-51	Alternate Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Finance Committee
Paulo Henrique de Oliveira Santos (date of birth: 04/11/1958)	54	Engineer	034.880.428-80	Alternate Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	None
Raul Calfat (date of birth: 04/12/1952)	60	Business Manager	635.261.408-63	Effective Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	Member of the Innovation Committee
Leonardo Mandelblatt de Lima Figueiredo (date of birth: 14/10/1976)	36	Business Manager	070.969.007-05	Alternate Member of the Board of Directors	26.04.2013	26.04.2013	Until AGO 2015	YES	None

Curriculums

Alexandre Gonçalves Silva

Academic Background: Graduate in Mechanical Engineering from Pontificia Universidade Catolica do Rio de Janeiro - PUC/RJ.

Professional Background: Mr. Alexandre Silva is an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009. From 2001 to 2007 he served as CEO of General Electric do Brasil Ltda., a subsidiary of General Electric Corporation, working in several industrial, financial and media areas, with responsibility for overseeing the company’s business in Brazil. He had previously served as CEO of GE Celma, specialized in inspection and repair of aircraft engines, located in Petrópolis in Rio de Janeiro. In his 40 year long career he has worked for the most part in companies from the aviation industry.

Mr. Alexandre Silva is President of the Board of Directors of Embraer, member of the Board of Directors of PDG Realty, Equatorial Energy and Alupar.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mr. Alexandre Gonçalves Silva has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Alexandre Silva D’Ambrosio

Academic Background: Graduated in Law from the University of Sao Paulo. Master of Law from the Harvard Law School (LL.M ‘86), in addition to being master of comparative law by the National Law Center of the George Washington University (MCL ‘89).

Professional Background: Mr. Alexandre Silva D’Ambrosio is a member of the Board of Directors of Fibria Celulose S.A. since November 2009. He is the corporate director of Votorantim Industrial S.A., admitted into the company in 2003. He also served as director of Votorantim Participações S.A.. Before joining the Votorantim Group, Mr. Alexandre D’Ambrosio served from 2001 to 2003 as vice president of legal and corporate issues of Global Village Telecom Ltda. (GVT). Mr. Alexandre D’Ambrosio worked in corporate law in the United States from 1986 to 1996. For this reason, he is enrolled in both the Brazilian Bar and the American Bar - in the state of Columbia - as well as being a member of the International Court of Commerce of New York.

Mr. Alexandre D’Ambrosio is a member of the Board of Directors of the Ciment Company of Itambé.

Only Votorantim Industrial S.A. and Votorantim Participações S.A. belong to the same economic group of Fibria Celulose S.A.

Mr. Alexandre Silva D’Ambrosio has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Carlos Augusto Lira Aguiar

Academic Background: Graduate in Chemical Engineering from the Federal University of Ceará, with specialization and improvement courses at Harvard (USA) and Chelwood (UK).

Professional Background: Mr. Carlos Aguiar is a member of the Board of Directors of Fibria Celulose S.A. since January 2012. He was President and CEO of Fibria Celulose S.A. from August 2009 to June 2011. He was also CEO of Aracruz Celulose S.A. from April 1998 to December 2009, having joined the Company in 1981 holding various management positions in the areas of Production, Quality and Engineering. In 1985, he was promoted to Industrial Director of the Company. From 1993 to 1998, Mr. Aguiar served as Vice President of Industrial and Forestry Operations of Aracruz Celulose. Mr. Aguiar began his career in the Pulp and Paper industry in 1970 having held various management positions in production areas and projects.

Mr. Carlos Aguiar is Chairman of the Board of Directors of Veracel Celulose S.A.

It is important to note that, out of the abovementioned Companies, Aracruz Celulose S.A. was merged into the Company and Veracel Celulose S.A. belongs to same economic group of the Company.

Mr. Carlos Augusto Lira Aguiar has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Eduardo Rath Fingerl

Academic Background: Graduated in Industrial Engineering from Federal University of Rio de Janeiro - UFRJ and has a master degree in industrial engineering from the Institute of Postgraduate Studies and Research in Administration of the Federal University of Rio de Janeiro (COPPEAD).

Professional Background: Mr. Eduardo Rath Fingerl is an Effective member of the Board of Directors of Fibria Celulose S.A. since December 2009. From April

2006 to April 2011 he was director of the Securities, Venture Capital and Environment at the BNDES, Banco Nacional de Desenvolvimento Econômico e Social. He joined the BNDES in May 1976 and built his career in the bank exercising various functions. Between August 1989 and June 1993, he worked in the private sector as technical director of FBDS – Fundação Brasileira para o Desenvolvimento Sustentável and Director of PQB – Petroquímica da Bahia S.A.

Mr. Eduardo Rath Fingerl is a member of the Council of the New Club of Paris and Vetria Mineração S.A.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mr. Eduardo Rath Fingerl has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Eduardo Borges de Andrade Filho

Academic Background: Graduate in Civil Engineering by the School of Engineering - FUMEC. Has MBA from The Graduate School of Business - The University of Chicago.

Professional Background: Mr. Eduardo Borges de Andrade Filho is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2011 and currently holds the position of Strategic Planning Corporate Director of Votorantim Industrial S.A. Between August 2010 and April 2011 he held the position of Vice President of Development of Usiminas, a publicly held company, responsible for Mining (MUSA) and Capital Goods (UMSA) and corporate areas of Strategic Planning, Business Development and M&A. He was also a partner at McKinsey & Company, Inc., where he worked for 13 years, between 1997 and 2010.

Only Votorantim Industrial S.A. belongs to the same economic group of Fibria Celulose S.A.

Mr. Eduardo Borges de Andrade Filho does not hold any other position in other Companies.

Mr. Eduardo Borges de Andrade Filho has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Gilberto Lara Nogueira

Academic Background: Graduate in Mechanical Engineering from the Engineering School Mauá and in Business and Management from Fundação Getulio Vargas - FGV.

Professional Background: Mr. Gilberto Nogueira is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. Since 2003 he is the Corporate and Human and Organizational Development Director at Votorantim Industrial S.A. and he also worked at Votorantim Participações S.A.. He worked in Rhodia, were he held the positions of International Director for Human Resources and for Poliamida between 2001 and 2003, Director of Plastic Engineering between 1992 and 1996, Director of Human Resources for Latin America between 1996 and 2001 and CEO of Rhodia Argentina between 1990 and 1992.

Only Votorantim Industrial S.A.. and Votorantim Participações S.A belong to the same economic group of Fibria Celulose S.A.

Mr. Gilberto Lara Nogueira has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

João Carvalho de Miranda

Academic Background: Graduated in Economics from the Pontifical Catholic University of Rio de Janeiro. Postgraduate in Business and Management by the Postgraduate Studies and Research in Management of the Federal University of Rio de Janeiro (COPPEAD). Completed an extension course by Wharton Business School, University of Pennsylvania.

Professional Background: Mr. João Miranda is vice president of the Board of Directors of Fibria Celulose S.A since November 2009. He is the CFO and Director of Investor Relations at Votorantim Industrial S.A. since March 2009. Before joining the Votorantim group, in 2009, he was the executive vice president at Banco Citibank S.A. do Brasil, from 2006 to 2009. Furthermore, Mr. João Miranda was also CEO of Citibank N.A. in Chile, as well as Corporate Bank Head at Citibank, N.A. in Brazil, from 1998 to 2004.

Only Votorantim Industrial S.A. belongs to the same economic group of Fibria Celulose S.A.

Mr. João Carvalho de Miranda has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

José Armando de Figueiredo Campos

Background: He is a Mining Engineer from the Escola de Minas de Ouro Preto (EMOP/UFOP) and has an MBA from Fundação Dom Cabral/INSEAD.

Professional Background: Mr. José Armando de Figueiredo Campos is an independent member of the Board of Directors of Fibria since December 2009. Between 2006 and 2009 he was CEO of Arcelor do Brasil S.A. (current ArcelorMittal Brasil S.A.) as well as CEO of the Action Plan Division for South America, and Vice Presidente of ArcelorMittal, and member of this company’s Executive Committee situated in London. Between 1992 and 1997 he was Vice-President of Companhia Siderúrgica de Tubarão – CST. Mr. Campos started his career at Companhia Vale do Rio Doce (Vale), were he held various management positions.

Mr. Campos is an independent member of the Board of Directors at Rede Gazeta de Comunicação (ES); and as of April 2009 is the Chairman of the Board of Directors of ArcelorMittal Brasil S.A., where he was already a member of the Board of Directors since 2006; a member of the deliberative council of Espirito Santo em Ação; member of the Board of Director of Instituto Terra and member of the Board of Directors of Hospital Santo Rita de Cássia/AFECC.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mr. José Armando de Figueiredo Campo has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

José Écio Pereira da Costa Júnior

Academic Background: Graduated in Business Administration from the School of Business Administration by Fundacao Getulio Vargas in Sao Paulo and in Accounting from Universidade São Judas Tadeu.

Professional Background: He is chairman of the council of Fibria Celulose S.A. since December 2009. In the last 5 years he also served as: (i) member of the Board of Directors of Gafisa S.A., member of the Board of Directos of BR Malls S.A., Princecampos Participações S.A., Grupo Noster and Coordinator of the Audit Comitee at Votorantim Industrial; and (ii) Chairman of the Audit Committee of Zamprogna S.A. Imp. Com. Ind. (jun/2008 to feb/2009). Also he was the founding partner of JEPereira Consultoria em Gestão de Negócios S/S (closed company), whose work is focused on strategic management, consulting in the preparation of companies and their shareholders to act with the New Capital Markets. He joined the auditing career in 1974 at Arthur Andersen & Co and was promoted to International Partner in 1986 and later, in June 2002, he became a partner of Deloitte Touche Tohmatsu in Brazil, remaining until May 2007 when he retired.

He is a member of IBEF/PR - Brazilian Institute of Finance Executives of Paraná, having served in the biennium 2003/2004 and 2005/2006 as President. He is currently chairman of that entity. He is also member of IBGC - Brazilian

Institute of Corporate Governance and Chairman of the “Business Club” - Business Center of Curitiba.

None of the companies above, except for the Company itself and Votorantim Industrial, is part of the economic group Fibria Celulose S.A.

José Écio Pereira da Costa Júnior has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

José Luciano Duarte Penido

Academic Background: Graduated in Mining Engineering by the Federal University of Minas Gerais.

Professional Background: Mr. Penido is president of the Board of Directors of Fibria Celulose S.A since November 2009. Between 2004 and 2009 he was CEO of Votorantim Celulose, current Fibria, having also been a member of the Board of Directors of the Company. From 1992 through 2004 he was CEO of Samarco Mineração. He was Chairman of the Deliberative Council at Bracelpa and Co-chairman of the World Business Council for Sustainable Development Forest Solutions Group (WBCD). Mr. Penido is an independent member of the Board of Directors of Orteng Equipamentos e Sistemas Ltda., an independent member of the Board of Directors of Copersucar, Member of the Corporate Governance and Sustainability Committee of Santander Brasil S.A., Member of the Consultancy Council at Masisa do Brasil Ltda., Chairman of the Deliberative Council at Bracelpa, Member of the WBCSD (World Business Council for Sustainable Development), Co-chairman of SFPI Sustainable Forest Products Industry and a member of the Deliberative Council of the Instituto Ethos de Empresas e Responsabilidade Social.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mr. José Luciano Duarte Penido has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Julio Cesar Maciel Ramundo

Academic Background: Graduated from the Federal University of Rio de Janeiro and with the title of Master of Business and Management with Distinction from London Business School, University of London.

Professional Background: Mr. Julio Cesar Maciel Ramundo is a member of the Board of Directors of Fibria Celulose S.A. since December 2011. He is an Executive Director at the Banco Nacional de Desenvolvimento Econômico e Social – BNDES since May 2011, responsible by Industry, Securities and Venture Capital. He began his career at the BNDES in 1992, when he held various executive positions, as an advisor, executive manager, head of department and director of social inclusion and industry policy.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mr. Julio Cesar Maciel Ramundo does not hold any position in any other company.

Mr. Julio Cesar Maciel Ramundo has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Laura Bedeschi Rego de Mattos

Academic Background: Graduated in Chemical Engineering from the School of Chemistry/UFRJ. With an Executive MBA in Finance (IBMEC-RJ) and a Master’s degree in Energy Planning in the Energy Planning Program of COPPE/UFRJ.

Professional Background: Mrs. Laura Bedeschi Rego de Mattos is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2011, and as of April 2012 she participates in the Company’s Finance Committee. She is Head of the Portfolio Management and Supervision Department at BNDESPAR. She began her career at the Banco Nacional de Desenvolvimento in 2002, and has previously been Head of the Securities Investment Department and an investment manager in the same department. Before that she worked at FINEP (Financiadora de Estudos e Projetos do Ministério da Ciência e Tecnologia) and Fundação COPPETEC (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos).

Mrs. Laura Bedeschi Rego de Mattos is an alternate member of the Board of Directors of OI S.A., ALL S.A. and Valepar S.A. (controlling shareholder of Vale S.A.).

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mrs. Laura Bedeschi Rego de Mattos has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in her suspension or disqualification for the practice any professional or commercial activity.

Leonardo Mandelblatt de Lima Figueiredo

Background: Business Graduate from the University of Cândido Mendes – Rio de Janeiro.

Professional Experience: Appointed as alternate member of the Company’s Board of Directors. From October 2009 to the present day Mr. Figueiredo is responsible for the management of the equity portfolio of BNDESPAR. He currently manages the portfolio holding assets from the paper, cellulose and capital goods sectors.  From January to September 2009 he was responsible for the management of the Equity Portfolio of the Caxia de Previdência dos Funcionários do Banco do Brasil – PREVI not connected to corporate control; management of private fixed income securities issued by non financial institutions; management of resource outsourcing applied in: (i) administered portfolios, (ii) Private Equity Investment Funds; (iii) Credit Investment Funds (FIDC). From 2003 to 2008 he held various positions at BB Gestão de Rescursos – Distribuidora de Títulos e Valores Mobiliários S.A. – BB DTVM, as an invesment consultant, manager of fixed income funds (ID denominated funds; private credit fund; price index funds and fixed income funds); and private equity fund manager, and was responsible for the creation and management of the BB Ações Construção Civil Fund, and the management of BB Ações Siderurgia.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Mr. Leonardo Mandelblatt de Lima Figueiredo has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

Maria Paula Soares Aranha

Academic Background: Graduated in Business Administration from FGV - Fundacao Getulio Vargas, Postgraduate in Accounting Sciences and Administration by FGV - Fundacao Getulio Vargas. Master in Controlling and Accounting Sciences by USP - University of Sao Paulo and MBA in Controller by USP - University of São Paulo.

Professional Background: She is a member of the tax council of Fibria Celulose S.A. since April 2011. As of 2005 she works in consulting, corporate governance and operational risk management. Previously, from 2003 to 2004, she was Superintendent of Planning and Control of Aliança do Brasil Cia de Seguros (affiliate of Banco do Brasil). Mrs. Maria Paula Soares Aranha served as Division Manager of the Controller, between February 1996 and February 2000, and Executive Manager of Accounting and Distribution of Banco do Brasil S.A., open Company, between March 2000 and May 2003.

None of the companies above is part of the economic group Fibria Celulose S.A.

Maria Paula Soares Aranha has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in her suspension or disqualification for the practice of any professional or commercial activity.

Mario Antonio Bertoncini

Academic Background: Graduated in Business and Management at the School São Paulo Business School, Fundação Getúlio Vargas - FGV (1990), MBA in Finance by The Wharton School, University of Pennsylvania in 2011.

Experiência profissional: Mr. Bertoncini is an alternate member of the Board of Directors of Fibria Celulose S.A. since October 2011. He is Treasury and Investor Relations Director at Votorantim Industrial S.A. since September 2011. He previously exercised the functions of Regional Director of Large Corporate Division in Banco Itaú BBA S.A., between 2009 and 2011 and Regional Director of the Large Corporate Division in Rio de Janeiro and São Paulo at Itaú Unibanco S.A. between 2005 and 2009.

Only Votorantim Industrial S.A. belongs to the same economic group of Fibria Celulose S.A.

Mr. Mario Bertoncini has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in her suspension or disqualification for the practice any professional or commercial activity.

Paulo Henrique de Oliveira Santos

Academic Background: Graduated in Production Engineering by the School of Industrial Engineering and master in Business and Management from Fundação Getúlio Vargas - FGV. He also completed in 2005 the “Owner/President Management Program” of the Harvard Business School.

Professional Background: Mr. Santos is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. On January 2011 he has held the position of Director of Mergers and Acquisitions and Emerging Businesses at Votorantim Industrial S.A., and since 2000 he has held the position of Chairman of Votorantim Emerging Businesses – VNN, acting in the private equity and venture capital market. He is also the Acting CEO of Votorantim Cimentos. From 1997 to 2000 he was Financial Director of Votorantim Metais.

Mr. Santos is a member of the Board of Directors of Tivit S.A.

Only Votorantim Industrial S.A., Votorantim Emerging Businesses – VNN, Votorantim Cimentos and Votorantim Metais belong to the same economic group of Fibria Celulose S.A.

O Sr. Paulo Henrique has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in her suspension or disqualification for the practice any professional or commercial activity.

Raul Calfat

Academic Background: Graduated in Business and Management from Fundacao Getulio Vargas (FGV). He participated in the management development program for senior executives at the International Institute for Management Development (IMD), in Switzerland.

Professional Background: Mr.Calfat is a member of the Board of Directors of Fibria Celulose S.A. since December 2009. He is CEO of Votorantim Industrial S.A., position he has held since January 2012. From January 2004 to January 2012 he was General Manager of Votorantim Investimentos Industriais, assuming the responsibility, in 2006, for all the entire company’s industrial affairs. From 1996 to 2003 he held the position of CEO of Votorantim Celulose e Papel and acted as Chairman of the São Paulo Paper and Cellulose Association from 1993 to 1995, and as Vice Chairman of the same entity from 1996 to 2004.

Mr. Calfat is a member of the Board of Directors of Bracelpa.

Only Votorantim Industrial S.A. and Votorantim Investimentos Industriais belong to the same economic group of Fibria Celulose S.A.

O Sr. Raul Calfat has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in her suspension or disqualification for the practice any professional or commercial activity.

Samuel de Paula Matos

Professional Background: Degree in Economics by the School of Economics and Business, University of Sao Paulo, and a degree in Accounting.

Professional Background: Mr. Matos is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 22, 2009 and Coordinator of the Company’s Audit and Risk Committee. He was Chairman of the Audit Committee and the Tax Council at Votorantim Celulose e Papel S.A. (current Fibria) from May 2007 to November 2009. As of June 2004 he provides independent consulting. From June 2002 to May 2004 he was a partner at Deloitte, Touche & Tohmatsu, and was a member of its Policy Committee. He was the CEO of Coopers e Lybrand in Brazil and, after its merger with Arthur Andersen he held the position of COO of the company and was a member of its Executive Committee. He has worked in independent auditing and corporate consultancy since 1967. He graduated in Economics from the School of

Economics and Business, University of Sao Paulo and has a degree in accounting.

Mr. Matos is a member of the Tax Council and Audit Committee at Tim Participações S.A.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

O Sr. Samuel Matos has not suffered, in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any judicial or administrative convictions resulting in his suspension or disqualification for the practice any professional or commercial activity.

DECLARATIONS

(I) Judicial or administrative convictions (including criminal). All the candidates declare, individually and for all purposes of law, that they have not suffered in the last five years, (i) any criminal conviction, (ii) any conviction in an administrative proceeding by CVM or (iii) any conviction in the judicial or administrative jurisdiction which has suspended or disqualified to practice any professional or commercial activity.

(II) Marital relationship, marriage or family relationship to the second degree between. All the candidates declare, individually and for all purposes of law that they do not have any such relationships with (a) directors of the Company, (b) directors of the Company and directors of direct or indirect subsidiaries of the Company, (c) directors of the Company or of its direct or indirect subsidiaries and direct or indirect controlling shareholders of the Company, and (d) directors of the Company and directors of direct or indirect Company’s controlling shareholders.

Inform about subordination, service or control relationships maintained over the past 3 financial years, between the directors of the Company and:

a. company controlled directly or indirectly by Fibria Celulose S.A.;

b. direct or indirect controlling shareholder of the Company;

c. if relevant, any supplier, customer, debtor or creditor of the Company, its subsidiary or parent companies or subsidiaries of any of these people.

Fiscal Year: 31/12/2010

| Name of Person or Corporation | CPF/CNPJ | Natural Person or Corporation | Position held at the Related Company | Type of relation (control, provision of service or subordination) | Client, directly controlled, indirectly controlled, directly controller, indirectly controller, creditor, debtor, or supplier |
|---|---|---|---|---|---|
| Votorantim Industrial S.A. | 03.407.049/0001-51 | Corporation | General Manager | Subordination | Direct controller |

Company Director

| | | |
|---|---|---|
| Paulo Henrique de Oliveira Santos | 034.880.428-80 | Member of the Board of Directors |

Related party

| Name of Person or Corporation | CPF/CNPJ | Natural Person or Corporation | Position held at the Related Company | Type of relation (control, provision of service or subordination) | Client, directly controlled, indirectly controlled, directly controller, indirectly controller, creditor, debtor, or supplier |
|---|---|---|---|---|---|
| Votorantim Industrial S.A | 03.407.049/0001-51 | Corporation | Director | Subordination | Direct controller |

**Fiscal Year: 31/12/2012**

Company Director

| Name | CPF | Position/Job |
|---|---|---|
| Alexandre Silva D´Ambrósio | 042.170.338-50 | Member of the Board of Directors |

Related Parties

| Name of Person or Corporation | CPF/CNPJ | Natural Person or Corporation | Position held at the Related Company | Type of relation (control, provision of service or subordination) | Client, directly controlled, indirectly controlled, directly controller, indirectly controller, creditor, debtor, or supplier |
|---|---|---|---|---|---|
| Votorantim Industrial S.A | 03.407.049/0001-51 | Corporation | Director | Subordination | Direct controller |

Messrs., Alexandre Gonçalves Silva, Maria Paula Soares Aranha, José Armando de Figueiredo Campos, José Écio Pereira da Costa Júnior, Samuel de Paula Matos and José Luciano Duarte Penido individually declare that they do not have, nor have had in the last 3 fiscal years, a relationship of subordination, service or control held between directors of the Company and (i) a company controlled, directly or indirectly by the Company, (ii) direct or indirect controller of the Company, or (iii) suppliers, customers, debtors or creditors of the Company, its subsidiary or parent companies or subsidiaries of any of these people.

Additional Information

Messrs. José Luciano Penido, Raul Calfat, Carlos Augusto Lira Aguiar, João Carvalho de Miranda, Alexandre Silva D’Ambrosio and their respective alternates Paulo Henrique De Oliveira Santos, Gilberto Lara Nogueira, Samuel de Paula Matos, Mário Antônio Bertoncini, Eduardo Borges de Andrade Filho were nominated by the shareholder Votorantim Industrial S.A. (VID), signatory of the Company’s Shareholder’s Agreement.

Messrs. Julio Cesar Maciel Ramundo and Eduardo Rath Fingerl and their respective alternates Laura Bedeschi Rego de Mattos and Leonardo Mandelblatt de Lima Figueiredo were nominated by BNDES Participações S.A. BNDESPAR, signatory of the Company’s Shareholder’s Agreement.

Messrs., José Armando de Figueiredo Campos and Alexandre Gonçalves Silva and their respective alternates Maria Paula Soares Aranha and José Écio Pereira da Costa Júnior were appointed as independent members of the Board of Directors.

EXHIBIT IV – REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS, EXECUTIVE BOARD OF OFFICERS OF THE COMPANY FOR THE FISCAL YEAR OF 2013 (item 13 of the CVM Ruling 480/2009)

13. Remuneration of Directors

13.1.   Describe the policy or practice of remuneration of the board, statutory and non-statutory board, supervisory board, statutory committees and audit, risk, financial and remuneration committees, covering the following aspects

a.                                objectives of the policy or remuneration practice

The remuneration policy practiced by the Company and its subsidiaries for their directors - members of the Board of Directors, Statutory and Non-statutory Board and Tax Council, has the following objectives and assumptions:

•    To attract, retain and motivate directors, providing the necessary conditions for the development and implementation of business strategies of the Company;

•    To align the interests of managers, shareholders and the Company to create value to Fibria, sustainably;

•    To motivate and reward individual performance of directors, with a view to achieving financial and strategic targets of the Company;

•    To reflect the culture and values of the Company: ethics, strength, respect, entrepreneurship and union;

•    To provide to its managers pay levels competitive with those of selected markets;

•    To provide an appropriate balance between fixed and variable pay, short and long term, according to the culture of the Company; and

•    To allow communication between directors, the Company and its employees as to the understanding and implementation of the remuneration policy.

The basis of the remuneration policy - fixed and variable - are maintained according to market research in companies selected by an independent external company.

b.                              composition of remuneration, stating:

i)                                        description of the compensation elements and objectives of each

Board of Directors

The remuneration of the members of the Board of Directors of the Company and its subsidiaries is based solely on a monthly fixed compensation (without prejudice to the additional fixed remuneration if the member of the Board of Directors also participates in committees).

Only the Chairman of the Board of Directors receives the direct and indirect benefit of medical care. Other members are not eligible for the benefit of medical care. This practice, adopted for the years 2010, 2011 and 2012, is also expected to be used in the financial year 2013.

It must be said that the elected members of the Company’s Board of Directors appointed by the shareholders Votorantim Industrial S.A. (“VID”) and BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), as provided for in the Shareholders’ Agreement signed on October 29, 2009, waived the right to perceive the remuneration due to the exercise of this function.

It should also be noticed that, for members of the Board of Directors, there is no policy or practice of variable remuneration or remuneration based on the value of shares, whether for years 2010, 2011, and 2012, or regarding the forecasts for year 2013.

The value of the fixed remuneration of the Board of Directors was set based on a market research conducted by an external, independent company, which had as parameters companies of the same size of the Company, operating in Brazil, Europe and the United States. After the definition of the global compensation amounts by the General Shareholders’ Meeting, the individual remuneration policy and the value assigned to each member of the Board of Directors were established and approved at a meeting of said body.

Statutory and Non-statutory Board

The total remuneration of the Statutory and Non-statutory Board of Directors of the Company and its subsidiaries consists of the following elements:

•                                           Fixed Remuneration: aims to recognize and reflect the value of the position internally and externally (market), as well as individual performance, experience, training and executive knowledge (for more information, see item 13.1 b III, Fixed Remuneration).

•                                          Benefits: aims to complement the official social security benefits and offer greater security to Statutory and Non-statutory Directors, allowing them to keep the focus on the performance of their functions. The benefits granted are: Medical Care, Dental Care, Group Life Insurance, Car, Pension, holidays, 13th salary, FGTS, Social Security, Housing, Post Employment and Post Termination of tenure. The benefits aim to ensure the competitiveness of compensation practices in order to attract and retain quality staff in key positions (for details, see item 13.1 b III, Benefits). There is no other benefit than those described in this paragraph.

•                                           Variable Remuneration: aims to reward to achievement and overcoming of individual and Company goals, aligned to the budget, strategic planning, market and, especially and episodic, by achieving synergies in the integration process of Votorantim Celulose e Papel S.A.

- VCP (previous name of the Company) and Aracruz Celulose S.A. (“Aracruz”), in the formation of Fibria (for more information, see item 13.1 b III, Variable Remuneration and Synergies Awards).

•                                           Long Term Incentives Plan: aims to improve levels of retention of key executives and align their interests with those of shareholders, creating value through consistent and long term results. This plan was approved by the Board of Directors on August 25, 2010 (for more information, see item 13.1 b III, Long Term Incentives Plan).

•                                           Termination Bonus: Some Directors are eligible for a bonus for termination (for more information, see item 13.1 b III, Termination Bonus)

The Board of Directors may also grant or establish extraordinary awards for Statutory and Non-statutory Directors, in terms of specific goals relating to major projects or certain events. Variable remuneration of this type are reported in this Form in section 13.2. (c) “i” in the category “other”.

Based on the assumptions listed above, the Company regularly participates in researches on total compensation for executives, conducted by specialized external consultants, and uses the results of these surveys to level the reimbursement paid to its Directors (compensations, fees and benefits) to the average remuneration paid by the market and the direct remuneration (compensations, fees, variable remuneration and long-term incentives) to the third quartile - 75th percentile, statistical measures used in preparing the remuneration policy for consulting firms to pay evenly the salaries of executives of a particular company with the market it will be compared, according to the result obtained in these studies. It should be mentioned that the payment of variable short- and long-term remuneration in line with the third quartile of the market is subject to overcoming the goals provided for in the business plan of the Company in performance level 400, the ruler used by the company that goes from 100 to 500 for evaluation of the goals contracted for the payment of variable remuneration for the financial year. The performance level 400 corresponds to the average between the goal target to be achieved and the goal of overcoming the most outstanding performance.

The panel of researched companies that form the basis of the market for the Company is selected taking into account one or more of the following:

•                                           Size (revenues) similar to the Company;

•                                           Industries from different sectors, but mainly commodities producers;

•                                        National capital companies and subsidiaries of foreign companies leaders in their respective business segments, and

•                                           Remuneration practices consistent and recognized in the market.

Tax Council

The Company’s Tax Council for the years 2010, 2011 and 2012, had their remuneration based only on fixed remuneration and no direct or indirect benefit.

The monthly remuneration of the Tax Council, as provided for in § 3 of article 162 of Law 6.404/76, is established in an amount equivalent to at least 10% of the average monthly remuneration of each Director of the Company, not including benefits, allowances and profit sharing.

By reason of his duties to prepare and chair Tax Council meetings, the Tax Council chairman gets about 25% more than the remuneration received by other members, according to a market survey requested by the Company to a company specializing in remuneration so as to compare the remuneration of the Tax Council chairman to that received by his peers in other companies. The Company’s policy states that the remuneration of the Tax Council chairman should not exceed 20% of the average monthly remuneration (without computing benefits and variable compensation) of other Directors.

Any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation was not provided for in the remuneration policy for the Tax Council for financial years of 2010, 2011, and 2012, and it is not expected for year 2013.

Risk and Audit Committee

The members of the Company’s Risk and Audit Committee receive only a fixed compensation, with no direct or indirect benefits.

Such compensation is established based on data from a survey conducted by a company specialized in remuneration, so as to bring remuneration of members of the Committee in line with market practice. In the years 2010, 2011 and 2012 only the Committee coordinator had different a remuneration from his peers, in view of the level of responsibility and powers conferred upon him. Accordingly, he received a fixed monthly amount 50% higher than that attributable to other members of the Committee.

Variable compensation, direct, indirect, or post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation, were not part of the remuneration policy of the Risk and Audit Committee for the financial years of 2010, 2011 and 2012, and there is no such provision for the year 2013.

Finance Committee

It is composed of Fibria executives, members of the Board of Directors of the Company and other members appointed by the shareholders. All members of the Finance Committee waived their right to receive remuneration or any direct or indirect benefit.

Personnel and Remuneration Committee

Members of the Personnel and Remuneration Committee are entitled to a monthly fixed compensation and no direct or indirect benefit, established according to comparison with its pairs in a market research conducted by a company specialized in remuneration.

The members appointed by the shareholders VID and BNDESPAR forming part of this Personnel and Remuneration Committee waived the right to receive any kind of remuneration.

Members of this Committee which are also members of the Board of Directors receive an additional fixed monthly fee, which is part of the fixed annual remuneration of the Board of Directors, under the heading “remuneration for participation in committees” - following the segregation determined by CVM Instruction 480 -, as previously mentioned in item 13.1.b.i - Board of Directors.

Members who are not part of the Board of Directors receive a fixed monthly fee, as referred to in the first paragraph of this section.

Variable compensation; post-employment benefits, or benefits motivated by the termination of tenure, or share-based compensation, were not part of the remuneration policy of the Personnel and Remuneration Committee for financial years of 2010, 2011 and 2012, and also there is no such provision for the year 2013.

Sustainability Committee

All members of the Sustainability Committee are entitled to a yearly fixed compensation, established with the help of a company specialized in the pay of talkers or teachers per work day. Additionally, no direct or indirect benefit is granted to members of this Committee.

There is a difference in value for the remuneration of members of this Committee in relation to other Committees, due to the participation of a member not resident in Brazil, which has the remuneration established according to the practices of the country of origin - as an international speaker - and paid in U.S. dollars.

The remuneration of the members of this Committee is set at an annual amount that was established taking into account a forecast of 3 meetings to be held throughout the year. However, this value does not change if during the years there is a greater or lesser number of meetings.

Members of this Committee appointed by the shareholders VID and BNDESPAR waived the right to receive any remuneration.

Variable compensation; post-employment benefits, or benefits motivated by the termination of tenure, or share-based compensation, were not part of the remuneration policy of the Sustainability Committee for financial years of 2010, 2011 and 2012, and also there is no provision for such for year 2013.

Innovation Committee

This committee was created in early 2012. Its members are entitled to a fixed monthly remuneration with no direct or indirect benefits. Such remuneration is established according to the comparison with peers on the market, as per a survey conducted by a company specializing in remuneration.

The members of this committee appointed by the shareholders VID and BNDESPAR waived their right to receive any type of remuneration.

The members of this Committee that participate in the Board of Directors get an additional monthly fixed amount that is part of the annual fixed remuneration received by the Board of Directors and registered in “Remuneration for participation in Committees” – according to CVM Instruction 480 – as mentioned in item 13.1.b.i hereof – Board of Directors.

ii)                                    proportion of each element in total remuneration

Legend:

(1)          Benefits included here, as of right:

a.               Medical and/or dental care

b.               Life insurance

c.               Vehicle and its expenses

d.              Private Pensions

e.               Vacations, 13th salary, FGTS, Social Security

f.                  Post-employment

g.              Termination of exercise of office

(2)          The value for the variable compensation reported herein refers to the amount provisioned in 2012, and paid on February 28, 2013.

(3)          In 2012, as detailed in note 29 to the standard financial statements for 2012, the fair value of options as of December 31, 2012, was R$1.82. Additionally, as provided for in 13.1(b)(iii) – long-term incentives, only the Statutory and Non-Statutory Directors are eligible to this remuneration.

NOTE:

In the column of the Board of Directors, the benefits account for medical care only granted to the Chairman of the Board of Directors, INSS and post-employment benefits. For the Tax Council, Audit and Risk, People and Sustainability, and Innovation committees, benefits refer only to the INSS. The Statutory and Non-statutory

Board are entitled to all direct and indirect benefits listed above.

Legend:

(1)          Benefits included here, as of right:

a.               Medical and/or dental care

b.               Life insurance

c.               Vehicle and its expenses

d.              Private Pensions

e.               Vacations, 13th salary, FGTS, Social Security

f.                  Post-employment

g.              Termination of exercise of office

(2)          The values for the variable compensation may vary depending on the goal to be achieved. The columns of the Statutory Board were divided into two, namely:

a.             Goal target: refers to the value to be sought as a target, which shows a good result achieved in the performance indicators. It corresponds to the so-called “300 goal” or “target”

b.               Maximum goal: refers to the maximum value to be achieved if all the indicators for that goal are overcome, according to its more challenging prediction. It is an overcoming goal, also called “500 goal” or “stretch”.

(3)          Plan approved by the Board of Directors on April 28, 2010. For the financial year of 2012, the plan was reviewed and approved by the Board of Directors in the meeting held on December 13, 2012.

For the Audit and Risk Committee, Personnel and Remuneration Committee, Sustainability Committee, and Innovation Committee, the fixed payment received by its members (except those who have renounced, as mentioned above), corresponds to 100% of the total remuneration, i.e., such people do not receive incentive compensation or benefits or are part of the Long Term Incentive Plan.

Remuneration paid to the directors does not include members of the Audit and Risk, Remuneration and People, and Sustainability committees, and amounted to R$665 thousand in 2010; R$908 thousand in 2011 and R$917 thousand in 2012.

Members of the Finance Committee, as mentioned above, do not receive fixed remuneration or any other type of remuneration, fixed or variable, direct or indirect, depending on the performance of its activities in that committee.

iii)                                calculation and adjustment methodology for each remuneration element

Fixed Remuneration

Fixed remuneration is calculated and adjusted by considering the following parameters:

•                      Market data for similar responsibility roles obtained through salary surveys and considering the positioning strategy of the Company for fixed remuneration (average);

•                       Value of the position internally, i.e., in face of positions of other areas (internal equity);

•                       Individual performance according to the evaluation system adopted by the Company;

•                       Experience and maturity of executive in the function; and

•                    Other possible factors such as high potential executives for succession, risk retention, specific skills and expertise scarce in the market.

•                    Market data were obtained through salary surveys conducted by a company specializing in remuneration and engaged by the Company. The study considered a group of relevant companies comparable to the Company in terms of size, sector and origin of capital.

Benefits

The benefits are determined and adjusted based on market practice and according to the positioning desired by the Company (average). Market data were collected through salary surveys conducted by a company specializing in remuneration and engaged by the Company. The study considered a group of relevant companies with comparable size, sector and origin of capital.

The following table shows the benefits provided to each statutory body:

Financial Year 2012

Legend:

(1)          Only for directors whose contracts provide for such benefits.

(2)          Includes driver and vehicle expenses for directors whose contracts provide for such benefits.

Financial Year 2013 (Forecast)

Legend:

(1)          Only for directors whose contracts provide for such benefits.

(2)          Includes driver and vehicle expenses for directors whose contracts provide for such benefits.

Besides the direct benefits listed above, the Company hires for its directors, executives and persons entrusted with powers of management, a civil liability insurance (Directors & Officers - “D&O”), whose policy cost in 2013 may total approximately R$958,366.00 (gross, annual). However, as the prize payable for the civil liability insurance (“D & O”) covers several officers and persons entrusted with powers to manage the Company, including among them (in a non-specific or segregated way) its Directors, the Company has no way to distinguish the amounts paid on behalf of the directors. Therefore, this item was not included in the rates of remuneration of this reference form.

Variable Remuneration

The Variable Remuneration of the Statutory and Non-statutory Board is based on the concept of profit sharing, in which there is a goal of target award (“target” or “goal 300”), established in multiple salaries and based on the Company’s remuneration philosophy, which are associated to pre-set goals. The so-called “goal 500” is the “stretch” or “overcoming” goal, and results in an award 50% higher than the target award (goal 300 or “target”). The goals are set for financial and strategic indicators weighted in the categories of: i) company, ii) area, and iii) individual. The indicators are reviewed annually in accordance with the Company’s business strategies. For 2010, 2011 and 2012, the CVA (Cash Value Added) and FCF (Free Cash Flow) were defined as financial metrics. The financial goals are based on the budget approved by the Board of Directors. At the end of the financial year the achievement of goals is evaluated and the resulting awards are calculated through an average additive formula. The final award can range from 0 to 150% of target awards (“target”). The award is paid in the month of February following the financial year used as a basis for evaluating the results. This program was reviewed and approved by the Board of Directors in February 2012.

Synergies Award

Besides from the Variable Remuneration, Fibria Statutory and Non-statutory Directors are eligible for an extra reward program, bound to gains made by the Company for synergy opportunities identified during the merger process of Aracruz Celulose S.A.

The program aims to ensure the achievement of mapped synergies (the way that we understand cost reduction/Capex or revenue growth occurred or which will occur due to the integration between the activities of then VCP - today Fibria - and Aracruz) by December 2013, encouraging and rewarding teamwork, high performance and operational and organizational efficiency in all areas of the Company.

The maximum number of salaries that each executive may receive varies according to the area in which it operates. Areas with the greatest impact on the capture of synergies have the maximum award to receive a salary up to 8.5 within 4 years. Areas with less impact on the uptake of these synergies will have the limit of the award up to 6.375 salaries in the period of 4 years.

The awards program will last four years with the following form of calculation and disbursement: (i) in 2010, equivalent to 50% of the target, 20% paid in 2011, 20% in 2012 and 10% in 2014, (ii) in 2011, equivalent to 20% of the target, 10% paid in 2012 and 10% in 2013, (iii) in 2012, equivalent to 20% of the target, 10% paid in 2013 and 10% in 2014, and (iv) in 2013, equivalent to 10% of the target, paid in 2014. During the financial years ended in December 31, 2012, 2011 and 2010, the goals were fully achieved.

Members of the Board of Directors and Tax Council and of the assistance Committees to the Board of Directors are not eligible for variable compensation.

Long Term Incentives

Only Statutory and Non-statutory Directors are eligible for the Long Term Incentives plan.

Given the new context of Fibria, since 2009 it was provided to create a new long term incentive plan to the Statutory and Non-statutory Board. The plan was approved by the Board of Directors on April 28, 2010, called 2009 and 2010 programs. The approved plan is based on the granting of financial awards called “option”1, based on the valuation of the Company in the long run, as measured by the variation of Fibria shares on the stock exchange. For the proposed plan, yearly the Board of Directors, advised by the Personnel and

1”Option”, as provided for herein, is a mere right to long-term remuneration and it should not be mistaken with “option for acquisition of shares”, given that the Company does not adopt the remuneration policy known as “stock option”.

Remuneration Committee, may create new licenses of the plan (“programs”), classifying the eligible Statutory and Non-statutory Directors, the number of options granted and the amounts involved. The plan was revised and approved in February 2012, and the amount to be received is based on the average price per share on the stock exchange within three (3) months prior to the date of grant. To exercise their options, the executive must respect a grace period of 3 years, during which it shall remain in the Company. Exceptionally, the first grant called program 2009 has the grace period escalated, having acquired the right to exercise in 1/3 per year from 2010. In case of termination during this period, special rules shall apply to the options, depending on the situation. After the grace period, the executive will have another five years to exercise his/her options. All options not exercised within this period will expire. The potential gain of the executive will be the difference between the average share price in the three months preceding the financial year date and the financial year value, multiplied by the number of options granted. At each grant the Board of Directors will establish a minimum goal of share valorization, below which there will be no awards. The maximum award is limited to two times the target award (“target”), pursuant to the Company’s remuneration strategy.

Termination Bonus

Some Statutory Directors are eligible for a bonus for termination, ratified in contract at the integration between Aracruz and then VCP. The details of this policy are described below in section 13.12.

iv)                               reasons for the composition of remuneration

Remuneration of the Board of Directors

Regarding the remuneration of the members of the Board of Directors, the main objective is to attract Directors with adequate reputations and profiles, giving them the necessary conditions for the performance of their duties.

Remuneration of Statutory and Non-statutory Directors

The composition of the remuneration of the Statutory and Non-statutory Board, both the elements that compose and on the weight of each element, reflects:

•    The competitiveness with the practice of a market comprised of selected companies, which will allow us to attract and retain executives with the required skills;

•    The possibility to associate a significant portion of total remuneration to the Company’s results;

•    The search for a balance among the different parcels of remuneration that will encourage the generation of results in short, medium and long term, within moderate levels of risk, and

•    The possibility to balance the variable remuneration of short and long term, aiming at generating annual results that will result in sustainable value creation for shareholders.

Remuneration of the Tax Council

The remuneration paid to Tax Council members is intended to attract Directors holding the appropriate reputation and profile, granting them the conditions required for the performance of their duties, with due regard for the limits defined by the regulations in effect.

Remuneration of Committees

The remuneration paid to Committees members is intended to attract members holding appropriate the reputation and profile, granting them the conditions required for the performance of their duties.

c.                               key performance indicators that are taken into account in determining each element of remuneration

In the case of Statutory and Non-statutory Directors:

•    The fixed remuneration is adjusted annually based on market research, Company results and individual performance, the latter referenced on specific goals;

•    The annual variable remuneration depends on financial and strategic indicators, set each year by the Board of Directors, according to the Company’s business plan. For the financial years of 2010, 2011, 2012 and estimated for 2013, the corporate indicators (not individual) established are Cash Value Added, Discounted Cash Flow, Synergy and Occupational Safety;

•    The new Long Term Incentives plan is directly related to the share price of the Company, i.e., its market value.

Members of the Board of Directors are eligible only to the fixed remuneration, according to the market practice, not subject to the performance indicators. The rationale for this model is:

•    Members of the Board of Directors need to independently analyze the proposals of the Board. Thus, pay systems that may generate conflicts of interests are avoided, and

•    Members of the Board of Directors are professionals with vast experience and reputation in the market, with a history of professional success.

Members of the Tax Council and of Committees are also eligible only to fixed remuneration, hence with no effect from performance indicators, which are incompatible with the functions of that body.

d.                               how compensation is structured to reflect the evolution of performance indicators

In the case of the Statutory and Non-statutory Board:

•    The fixed remuneration is adjusted annually based on market research, Company results and individual performance, the latter based on specific goals;

•    As detailed in item 13.1.b, the variable remuneration of the Statutory and Non-statutory Board is based on the concept of profit sharing, in which there is a goal of target award (“target”), established in multiple salaries and based on the Company’s remuneration philosophy, which are associated to pre-set goals. The goals are set for financial and strategic indicators weighted in the categories: i) company, ii) area, and iii) individual. For each indicator there is a range of targets, which is correlated to a range of awards. The central point of the range (“goal 300”) corresponds to the target award (“target”), which is paid in case the full range (100% of the targets). If the targets are exceeded, the prize grows to the limit of 150% of the target (“goal 500” or “stretch”). There is a tolerance range below the targets, to a minimum (“100 goal”), below which there is no award;

•    The Long Term Incentives plan is directly related to the share price of the Company, i.e., its market value.

In the approved plan, the number of options granted is calculated so that the executive will only hold the target award established in the policy if a valuing target of the company, established by the Board of Directors, is reached. In the case of overcoming the target, the award will increase proportionally, up to 200% of the target (“target”).

Members of the Board of Directors, Tax Council and the Committees are eligible only to the fixed remuneration, hence with no effect of performance indicators.

e. how the remuneration practice or policy aligns the interests of the issuer of short, medium and long term

The Company’s remuneration strategy aims to attract, retain and motivate qualified professionals for the creation and implementation of business strategies adopted by the shareholders, resulting in the creation of sustainable value. The mechanics of the annual variable payment plan links the awards to financial metrics for growth, results and value of short and medium term (CVA and FCL). The Long Term Incentives plan, approved by the Board of Directors on August 25, 2010, consists of a cash prize based on the valuation of the Company according to the change in the price of its shares on the stock market, and after a predetermined time. Although this plan does not provide for effective negotiation of shares, it links the remuneration to the future growth of the market value of the Company, i.e., the valuation of shares in long term. This, in turn, depends directly on the growth and sustainability of the annual results achieved, among other factors.

Thus, the remuneration policy described in item 13.1 of the reference form is intended to encourage employees to seek the best return on investments and projects developed by the Company by aligning employee interests with the Company’s interest. In the short term, the Company seeks to align interests through salary and benefits package consistent with market levels. In the medium term, through the payment of bonuses and participation in our results to certain employees, seeking to reward achievement and overcoming individual and Company goals, aligned to the budget, strategic planning, market and achieving synergies in the integration process of VCP and Aracruz. Finally, in the long term, the Company seeks to retain qualified employees through the plan based on the granting of financial awards taking into account the valuation of the Company in the long run.

f.                                       existence of remuneration supported by subsidiaries, direct or indirect controller or controlled companies

Three directors, which also participate in the Board of Directors of Veracel, also received from this subsidiary total fees of R$14,000.00 (fourteen thousand Reais) and R$16,000.00 (sixteen thousand Reais) for the years 2010 and 2011, respectively. Our subsidiaries did not record any payment in 2012.

g. existence of any remuneration or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

The agreement entered into between the Company and the directors does not establish remuneration or benefits associated with corporate events. However, according to the Company’s remuneration policy, the Board of Directors may, by donation, approve awards, if this is deemed necessary.

13.2.   Regarding the remuneration recognized in the result of past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board and supervisory board, prepare a table with the following content

a.	body
b.	number of members
c.	remuneration separated as:
	i.	fixed annual remuneration, separated as:
		•	salary or pro-labore
		•	direct and Indirect Benefits
		•	remuneration for participation in committees
		•	others
	ii.	variable compensation, separated as:
		•	bonus
		•	profit sharing
		•	remuneration for attending meetings
		•	commissions
		•	others
	iii.	post-employment benefits
	iv.	benefits motivated by the cessation of tenure
	v.	share-based remuneration

Total remuneration of the board of directors, statutory board and tax council in 2010

| | Board of Directors | Statutory Board | Tax Council | Total |
|---|---|---|---|---|
| **Number of members** | 3.00 | 6.42 | 3.00 | 12.42 |
| **Fixed Annual Remuneration** | 1,923,602.67 | 11,441,711.24 | 360,645.55 | 13,725,959.46 |
| Base Salary ("Fixed") | 1,472,666.64 | 6,725,616.16 | 300,537.96 | 8,498,820.76 |
| Direct and Indirect Benefits | 12,402.70 | 3,370,971.85 | 0.00 | 3,383,374.55 |
| Remuneration for Committees | 120,000.00 | 0.00 | 0.00 | 120,000.00 |
| Other | 318,533.33 | 1,345,123.23 | 60,107.59 | 1,723,764.15 |
| Description of "Other" (fixed remuneration): Refers to the employer's contribution to the INSS collected on base fees for the financial year of 2010. | | | | |
| **Annual Variable Remuneration** | 0.00 | 7,378,084.04 | 0.00 | 7,378,084.04 |
| Bonus ("Variable Remuneration") | 0.00 | 5,986,264.44 | 0.00 | 5,986,264.44 |
| Profit Sharing | 0.00 | 0.00 | 0.00 | 0.00 |
| Remuneration for attending meetings | 0.00 | 14,000.00 | 0.00 | 14,000.00 |
| Commissions | 0.00 | 0.00 | 0.00 | 0.00 |
| Other | 0.00 | 1,377,819.60 | 0.00 | 1,377,819.60 |
| Description of "Other" (variable remuneration): Includes the bonus paid by the company to a former director due to contractual clause agreed upon with the executive in the amount of R$900,454.60 plus INSS contribution in the amount of R$477,365.00 in 2010. | | | | |
| **Post-employment benefits** | 137,635.20 | 35,485.39 | 0.00 | 173,120.59 |
| **Benefits from employment termination** | 0.00 | 4,788,411.32 | 0.00 | 4,788,411.32 |
| **Share-based remuneration** | 0.00 | 365,828.49 | 0.00 | 365,828.49 |

Bonus (“Variable Remuneration”): Refers to variable pay and synergies.

Remuneration for attending meetings: Refers to the remuneration of three Fibria directors participating in Veracel Board of Directors.

Post-employment benefits: Refers to the extent of medical assistance for a few months after termination of former directors who left the Company and a previous member of the Board of Directors who receives monthly remuneration.

Benefits of job termination: Refers to the values of termination with social security benefits and FGTS.

Share-based remuneration: Refers to the amounts granted on August 25, 2010.

Number of members: Number of members corresponding to an annual average of directors of Fibria and its subsidiaries and was calculated on a monthly basis according to the regulations in force.

Total remuneration of the board of directors, statutory board and tax council in 2011

| | Board of Directors | Statutory Board | Tax Council | Total |
|---|---|---|---|---|
| **Number of members** | 6.58 | 10.92 | 2.92 | 20.42 |
| **Fixed Annual Remuneration** | 1,998,998.70 | 10,764,725.82 | 399,091.92 | 13,162,816.44 |
| Base Salary ("Fixed") | 1,540,250.00 | 6,644,703.61 | 332,576.60 | 8,517,530.21 |
| Direct and Indirect Benefits | 6,698.70 | 2,533,001.05 | 0.00 | 2,539,699.75 |
| Remuneration for Committees | 120,000.00 | 0.00 | 0.00 | 120,000.00 |
| Other | 332,050.00 | 1,587,021.16 | 66,515.32 | 1,985,586.48 |
| Other Description (fixed remuneration): refers to the employer's contribution to the INSS collected on base fees for the financial year of 2011. | | | | |
| **Annual Variable Remuneration** | 0.00 | 8,287,158.35 | 0.00 | 8,287,158.35 |
| Bonus ("Variable Remuneration") | 0.00 | 8,001,842.44 | 0.00 | 8,001,842.44 |
| Profit Sharing | 0.00 | 0.00 | 0.00 | 0.00 |
| Remuneration for attending meetings | 0.00 | 16,000.00 | 0.00 | 16,000.00 |
| Commissions | 0.00 | 0.00 | 0.00 | 0.00 |
| Other | 0.00 | 299,704.92 | 0.00 | 299,704.92 |
| Description of "Other" (variable remuneration): refers to INSS contribution on variable remuneration for the financial year of 2011. | | | | |
| **Post-employment benefits** | 137,635.20 | 6,153.40 | 0.00 | 143,788.60 |
| **Benefits from employment termination** | 0.00 | 8,223,787.29 | 0.00 | 8,223,787.29 |
| **Share-based remuneration** | 0.00 | 0.00 | 0.00 | 0.00 |
| Total | 2,136,633.90 | 27,312,213.87 | 399,091.92 | 29,847,939.69 |

Bonus (“Variable Remuneration”): Refers to variable pay and synergies.

Remuneration for attending meetings: Refers to the remuneration of three Fibria directors participating in Veracel Board of Directors.

Post-employment benefits: Refers to the extent of medical assistance for a few months after termination of former directors who left the Company and a previous member of the Board of Directors who receives monthly remuneration.

Benefits of job termination: Refers to the values of termination with social security benefits and FGTS.

Number of members: Number of members corresponding to an annual average of directors of Fibria and its subsidiaries and was calculated on a monthly basis according to the regulations in force.

Total remuneration of the board of directors, statutory board and tax council in 2012

| | Board of Directors | Statutory Board | Tax Council | Total |
|---|---|---|---|---|
| **Number of members** | 5.00 | 11.08 | 3.00 | 19.08 |
| **Fixed Annual Remuneration** | 2,919,104.89 | 12,401,630.10 | 432,671.90 | 15,753,406.90 |
| Base Salary ("Fixed") | 2,274,999.96 | 7,173,660.06 | 360,559.92 | 9,809,219.94 |
| Direct and Indirect Benefits | 15,104.94 | 3,186,557.88 | 0.00 | 3,201,662.82 |
| Remuneration for Committees | 145,000.00 | 0.00 | 0.00 | 145,000.00 |
| Other | 483,999.99 | 2,041,412.16 | 72,111.98 | 2,597,524.13 |
| Description of "Other" (fixed remuneration): Refers to the employer's contribution to the INSS collected on base fees for the financial year of 2012. | | | | |
| **Annual Variable Remuneration** | 0.00 | 12,455,450.60 | 0.00 | 12,455,450.60 |
| Bonus ("Variable Remuneration") | 0.00 | 12,172,316.85 | 0.00 | 12,172,316.85 |
| Profit Sharing | 0.00 | 0.00 | 0.00 | 0.00 |
| Remuneration for attending meetings | 0.00 | 0.00 | 0.00 | 0.00 |
| Commissions | 0.00 | 0.00 | 0.00 | 0.00 |
| Other | 0.00 | 283,133.75 | 0.00 | 283,133.75 |
| Description of "Other" (variable remuneration): For the fiscal year of 2012, this refers to the INSS contribution on variable remuneration. | | | | |
| **Post-employment benefits** | 137,635.20 | 35,464.45 | 0.00 | 173,099.65 |
| **Benefits from employment termination** | 0.00 | 2,838,775.67 | 0.00 | 2,838,775.67 |
| **Share-based remuneration** | 0.00 | 471,398.22 | 0.00 | 471,398.22 |
| Total | 3,056,740.09 | 28,202,719.04 | 432,671.90 | 31,692,131.04 |

Bonus (“Variable Remuneration”): Refers to variable pay, other benefits to directors and synergies.

Post-employment benefits: Refers to extension of medical assistance for a few months after termination of former directors who left the Company and a former member of the Board of Directors who receives monthly remuneration.

Benefits of job termination: Refers to the values of termination with social security benefits and FGTS.

Share-based remuneration: Refers to the amounts granted in 2012.

Number of members: Number of members corresponding to an annual average of directors of Fibria and its subsidiaries and was calculated on a monthly basis according to the regulations in force.

Total remuneration of the board of directors, statutory board and tax council estimated for 2013

Bonus (“Variable Remuneration”): Refers to variable pay and synergies.

Post-employment benefits: Refers to the extension of a former member of the Board of Directors who receives a monthly remuneration.

Benefits of job termination: Refers to the values of termination with social security benefits and FGTS.

Share-based remuneration: refers to the provision for the financial year.

Number of members: Number of members corresponding to an annual average of directors of Fibria and its subsidiaries and was calculated on a monthly basis according to the regulations in force.

In the estimated values of the remuneration of the Fiscal Council, the remuneration refers to 04/12. According to the proposal to be presented at the 2013 Annual General Meeting for approval, as of May of such approval, the Fiscal Council shall not operate on a permanent basis and will only be installed upon request of shareholders in accordance with applicable law.

In the estimated values of remuneration of the management it is excluded members of the Audit and Risk Committee, Sustainability Committee and Statutory Audit Committee in the total amount estimated of $ 1,080.

d.         value of the remuneration of the board of directors, statutory board and tax council, per body

e.         total remuneration of the board of directors, statutory board and tax council

13.3.   Regarding the variable remuneration in the past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board and tax council, prepare a table with the following contents:

a.	body
b.	number of members
c.	regarding bonuses:
	i.	minimum value set in the payment plan
	ii.	maximum value set in the payment plan
	iii.	valued provided in the payment plan, if the targets are met
	iv.	amount actually recognized in the income of the last 3 financial years
d.	regarding profit sharing:
	i.	minimum value set in the payment plan
	ii.	maximum value set in the payment plan
	iii.	valued provided in the payment plan, if the targets are met
	iv.	amount actually recognized in the income of the last 3 financial years

As previously noted, there is no variable remuneration for members of the Board of Directors and Tax Council.

As previously noted, there is no variable remuneration for members of the Board of Directors and Tax Council.

As previously noted, there is no variable remuneration for members of the Board of Directors and Tax Council.

As previously noted, there is no variable remuneration for members of the Board of Directors and Tax Council.

13.4.    Regarding the payment plan based on actions of the board of directors and statutory board in force the last financial year and anticipated for the current financial year, describe:

a.            general terms and conditions

As mentioned before, the Long Term Incentives plan to Directors was approved by the Board of Directors on April 28, 2010. This plan is based on the granting of a financial award in the reach of goals hires in the financial year, based on the valuation of the Company in the long term, referenced by the variation of shares on the stock exchange. Yearly the Board of Directors, advised by the Personnel and Remuneration Committee, may create new licenses of the plan (“programs”), classifying the eligible Directors, the number of options granted and the amounts involved. At each grant the Board of Directors will establish a minimum goal of share valuation. The amount of the option exercise is based on the average price per share on the stock exchange within 3 months prior to the date of grant. To exercise their options, the executive must respect a grace period of three years, during which they will remain in the Company, and deciding to exercise the options, up to a maximum of five years after the grace period, they should formally ask the Company, which shall pay the amount due if the option has some value due to the minimum recovery goal set in the granting of the share. In case of termination in this period, special rules apply to options according to the situation, as detailed in section 13.4(n) below. After the grace period, the executive will have five additional years to exercise their options. All options not exercised within this period will expire. The potential gain of the executive will be the difference between the average share price in the three months preceding the financial year date and the financial year value, multiplied by the number of options granted. The maximum award is limited to two times the target award, based on the Company’s remuneration strategy. It shall be noted that if the exercise price is not reached in any of the dates of verification, in that check there will be no type of maintenance of the exercise with applicable options.

b.           main objectives of the plan

•              Attraction and retention of executives;

•              Alignment of interests of executives with shareholders’ for the value creation, and

•              Long term vision.

c.            how the plan contributes to these objectives

The plan, approved by the Board of Directors, creates a potential gain to the executive (target award) based on the Company’s remuneration strategy to align the total direct compensation to the third quartile of the market (75th percentile, target 400 - for further information, see item 13.1(b) of this Form).

Therefore, it makes total compensation competitive to attract and retain talent.

To exercise the options, the Director shall remain in the Company during the grace period of three years. In case of voluntary termination, the director loses the right to options that have not yet passed through the grace period. In this item the plan reflects its goal of retention.

The target award (multiple monthly fees) is converted into a number of options through the potential gain or fair value they represent. To calculate the potential earning of these options (future spread) a target value per share (and Company) is set, which takes into account the projected growth of the business plan and the cost of shareholder capital (Ke) defined by the Board of Directors. Thus the plan’s participant only make a gain equal to the target award (based on market) if the Company obtains a valuation in line with the shareholder expectations.

d.           how the plan is included in the remuneration policy of the issuer

The plan is part of the total remuneration strategy, with a heavy weight in its composition, thereby generating the proper focus of executives in the Company’s valuation in the long term and hence the generation of sustainable results.

e.           how the plan aligns the interests of the directors of the issuer at short, medium and long term

As mentioned in item 13.4.d above, the plan approved by the Board of Directors has a relevant weight in the total remuneration strategy of Directors of the Company. Therefore, the alignment and competitiveness of the executive’s total remuneration depend on the potential earnings of the plan. In turn, these are subject to the achievement of valuation targets of the Company, established by the Board of Directors and aligned with shareholder expectations. The Company valuation on the stock exchange, except in situations of market volatility, is subject to growth and consistent and positive operational results. Since the plan proposed to the Board of Directors will normally have annual grants of options, at market value, there is a continuing focus on the future appreciation of the shares and, therefore, the Company.

Thus, for the executive to keep their total remuneration competitive and aligned with the market, it is necessary to generate results and continuous valuation of the Company.

f.             maximum number of shares covered

Not applicable, since the Long Term Incentives plan does not result in effective shares or option to acquire them.

g.           maximum number of options to be granted

The maximum number of options to be granted will depend on the position of the executive in question. The program provides a maximum of 50% plus the target reached of contracted goals. On 31 December 2012, the number of options approved by the Board of Directors was 607,399 options, as follows:

h.           conditions for acquisition of shares

In the concept adopted in the plan approved by the Board of Directors, there is no effective acquisition of shares or granting of options to acquire them. However, the participant must respect a grace period of three years, counted from the date of granting of the right, to earn some profit. The potential gain of the executive will be the difference between the average share price in the three months preceding the financial year date and the financial year value, multiplied by the number of options granted.

i.             criteria for determining the acquisition or exercise price

In the concept adopted in the plan approved by the Board of Directors, there is no acquisition of shares or options to acquire them. However, the exercise value (base) of the option is based on the average share price during the six months prior to the grant, adjusted for inflation.

j.             criteria for determining the exercise period

In the plan approved by the Board of Directors the criteria for defining the exercise period consists of:

•              A grace period of three years, counted from the date of granting of the right, in which the executive shall remain in the Company. Exceptionally, in the first granting of the plan approved by the Board of Directors on April 28, 2010, called 2009 program, they were allowed to exercise in advance of 33% of the options on each anniversary of the grant date; It is noteworthy that such a payment stream was the result of a study commissioned from a consulting firm specialized in compensation to ensure maximum use of the objectives pleaded in such a program, which are: encouraging long term performance, retention of prominent executives.

•              A maximum exercise period (duration of the option) of 5 years from the grant.

k.           liquidation form

During the exercise period, the executive may, on the established terms, exercise their options, and exercising them, receive their long term compensation in cash rather than shares. The potential gain of the executive will be the difference between the average share price in the six months preceding the financial year date and the financial year price, multiplied by the number of options granted.

l.             restrictions on transfer of shares

Not applicable, since the Long Term Incentives plan does not result in effective shares or option to acquire them.

m.         criteria and events that, when checked, will cause the suspension, modification or termination of the plan

There is no prediction about it on the plan approved by the Board of Directors. In case of termination, special rules shall apply to the options, depending on the situation. For more details, see item 13.4.n herein.

n.           effects of the termination of the director of the bodies of the issuer on its rights under the share based payment plan

The policy approved by the Board of Directors provides for the following effects:

Note

As mentioned in previous notes, it is important to note that in the Long Term Incentives plan, the Company’s payment plan is based only on the value of the shares, without the effective granting of options to acquire shares, since the options referred to in the plan constitute a mere reference to the calculation of remuneration, which is paid in cash.

13.5.    Report the number of shares or quotas owned directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controllers, subsidiaries or under common control, by members of the board of directors, statutory board or tax council, grouped by body, at the closing date of the last financial year

Fibria Celulose S.A.

Members of the Board of Directors or the Supervisory Board of the Company does not hold securities issued directly or indirectly by Company controllers, subsidiaries of the Company or under common control with it.

13.6.   Regarding share-based remuneration recognized in the result for the past 3 financial years and planned for the current fiscal year by the board of directors, and statutory board, prepare a table with the following contents:

a.           body

b.           number of members

c.           regarding each grant of options to purchase shares:

i.             date of grant

ii.           quantity of options granted

iii.          deadline by which the options become exercisable

iv.          maximum period for the exercise of options

v.           period of restriction on transfer of shares

vi.          average calculated price for the financial year for each one of the following group of shares:

•               outstanding at the beginning of the financial year

•             lost during the financial year

•               exercised during the financial year

•               expired during the financial year

d.           fair value of options at the date of the grant

e.           potential dilution in the event of exercise of all options granted

Notes:

For the Board of Directors this item does not apply, since it is not entitled to share based remuneration. It should be emphasized that in the Long Term Incentives plan, Company’s payment plan referred in share value, payment is made in cash rather than shares. It is also important to mention that the Long Term Incentives plan does not result in effective grant of actions, so the options grants in this plan serve as a mere reference to the calculation of remuneration, which is paid in cash.

13.7.    Regarding the outstanding options of the Board of Directors and Executive Officers at the end of last financial year, prepare a table with the following content

a.           body

b.           number of members

c.           regarding options not yet exercisable

i.             quantity

ii.            date in which they will become exercisable

iii.           maximum period for the exercise of options

iv.           period of restriction on transfer of shares

v.            Average calculated price for the financial year

vi.           fair value of options on the last day of the financial year

d.           regarding exercisable options

i.             quantity

ii.            maximum period for the exercise of options

iii.           period of restriction on transfer of shares

iv.           Average calculated price for the financial year

v.            fair value of options on the last day of the financial year

vi.           fair value of the total options on the last day of the financial year

Statutory Board

| Body | Statutory Board |
|---|---|
| Number of members | 6 |
| Regarding non-exercisable options | |
| i. Quantity | 278,724 |
| ii. Date in which they will become exercisable | Jan. 2, 2015 |
| iii. Maximum period for the exercise of options | Dec. 31, 2019 |
| iv. Period of restriction on transfer of shares | N/A |
| v. Weighted average price for exercise | R$14.09 |
| vi. Fair value of options on the last day of the financial year | R$471,398.22 |
| Regarding exercisable options | |
| i. Quantity | 353,511 |
| ii. Maximum period for the exercise of options | Dec.31, 2016 and Dec.31, 2017 |
| iii. Period of restriction on transfer of shares | N/A |
| iv. Weighted average price for the financial year | R$27.55 |
| v. Fair value of options on the last day of the financial year | R$0.00 |

Note

For the Board of Directors this item does not apply, since it makes no remuneration based on shares. It is important to note that in the Long Term Incentives plan - Company’s payment plan based only on the value of the shares - there is no effective granting of options, since the options referred to in the plan constitute a mere reference to the calculation of remuneration, which is paid in cash.

13.8.   Regarding the options exercised and shares delivered related to the remuneration based on shares of the board of directors and statutory board, in the last 3 financial years, prepare a table with the following content

a.         Body

b.         Number of members

c.         Regarding exercised options, inform:

i.          Number of shares

ii.         Average calculated price for the financial year

iii.       Total value of the difference between the exercise value and market value of shares related to exercised options

d.         Regarding the delivered shares, inform:

i.          Number of shares

ii.         Average calculated price for the acquisition

iii.       Total value of the difference between the acquisition value and market value of acquired shares

Does not apply, since in the Long Term Incentives plan - Company’s payment plan based only on the value of the shares - there is no effective granting of options and share, since they constitute a mere reference to the calculation of remuneration, which is paid in cash.

Additionally, there was no exercise of options since the year 2009 until the date of this Reference Form.

13.9.   Brief description of the information necessary for the understanding of the data reported in items 13.6 to 13.8, and the explanation of the pricing method of the value of shares and options, indicating at least:

a. pricing model

For the pricing of options granted to its directors under its Long Term Incentive Plan, the Company uses a computer pricing model based on vortexes known as the “Trinomial Trees”, widely used in computational finance. According to this model, hypothetical pricing scenarios are established for the future behavior of the average share price on specific dates (“vortexes” or “knots”) until the expiration date of the option, forming a “tree” of possibilities for the exercise price of the option.

For each of these “knots”, incorporating the specific conditions of the instrument, we calculated the price of the option at the final vortexes, and such prices under each scenario are discounted to the present value, according to a risk free interest curve. This discount of the present value reflects the ability of managers to exercise or not the options for each of the existing knots.

The presence of a grace period (“vesting period”), the fact that the option can be exercised at any time after the vesting period and the need of a structure in terms both of interest rates (“risk free”) and for long term volatility, are some reasons that the pricing as “trees” is preferred over less flexible models such as Black-Scholes model, for example.

It should be noted that the first grant of options under the Long Term Incentive Plan of Fibria was related to the financial year of 2009, as approved by the Board of Directors on August 25, 2010.

b. data and assumptions used in pricing models, including the average weighted share price, exercise price, expected volatility, maturity of the option, expected dividends and risk free interest rate

While the Company uses the variation of the cash price of the shares as a mere reference for the calculation of the grant,

in using the model tree the Company shall exercise the following variables:

•                 Object Asset: Average Price (simple average) of the closing prices the last 3 months of the share:

o               FIBR3 (for periods after Nov. 17, 2009);

•      Maturity of the option: 5 years after the grant date.

•      Vesting (grace period for the financial year):

o              For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, monthly.

o             For the following grants: Exercise possible only after 36

months, at each month.

•	Volatility: See item 13.9.d below.
•	Exercise Price: R$27.55, set by the board of shareholders, reflecting a goal of appreciation of the Company in relation to the targets (2009 and 2010 grants).
•	Risk Free Interest Rate: Local Predetermined Interest Curve without cash (“Pre/DI”), valid for the last date with adjustments available in DI Futuro of BM&FBovespa.
•	Expected Dividend Rate: Expected dividends per share / stock price. The history of the last 3 years of dividend payments is considered for the calculation.

c. method used and assumptions made to incorporate the expected effects of early exercise

As the method used is the Trinomial Trees, the conditions for early exercise are included in the construction of the tree model and reflected in the price of the instrument, thus there being no mandatory adjustment to closed formulas.

d. method of determining the expected volatility

To determine the expected volatility, the Company makes use of the paper historical volatility. However, the fact that FIBR3 share has no liquid market for options makes the adoption of long term implied volatility not possible. For this reason, the Company is based on 3 years of data related to the actions VCPA4 and finally FIBR3, calculating the volatility of the 3 months average.

Since the object asset is not the share itself, but its 3 months average, the average volatility tends to be always lower than the volatility of the asset itself due to the smoothing behavior (“smoothness”) caused by the averages.

To avoid this kind of distortion, we calculate the volatility of the price average itself or, if necessary, we can make corrections in the first two moments (M1 and M2) of the asset price (Turnbull and Wakenmann formula).

In order to do so, it is assumed that the series of share price is normally distributed, according to the hypothesis tests of Jarque-Bera and Kolmogorov-Smirnov for daily return data of the share in the series of 3 months, at a significance of 5%.

It is also assumed that the series of share prices showed absence of serial correlation of residues of daily returns at a significance of 5%, in accordance with the Watson Durbin test performed in a series of 3 months.

It is noteworthy that expected future events relevant by the Company require eventual discretionary corrections in the volatility used. Such events are not necessarily reflected in the behavior of historical prices. Although this case has not yet occurred with the share from the process of incorporation of Aracruz by the then VCP - FIBR3 - the Company is aware of the fact that in such cases, it must make an ad hoc adjustments in the volatility used.

Historical volatility is then extrapolated for the entire period of existence of the option and used in the model. In periods of low market volatility, checks should be made about the desirability of maintaining the current volatility, since it is not expected that this condition lasts until the expiration of the option.

e. if some other features of the option was incorporated into the measurement of fair value

After the acquisition period (vesting period), the option may be exercised only in specific periods (one week of each month), and not on any day within the period. This correction was included in the construction of the tree.

13.10. Regarding to pension plans in force granted to members of the board of directors and statutory officers, provide the following information as a table:

a.         body

b.         number of members

c.         name of the plan

d.         quantity of directors who qualify for retirement

e.         conditions for early retirement

f.          updated value of contributions accumulated in the pension plan until the end of the last financial year of the company, less the portion relating to contributions made directly by directors.

g.         total accumulated value of contributions made during the last financial year of the company, less the portion relating to contributions made directly by directors.

h.         if there is possibility of early redemption, and in what conditions

In the financial year of 2012, contributions by sponsors Fibria and Portocel were made only to Funsejem - Fundação Senador José Ermírio de Moraes. As to Veracel, contributions by the sponsor were made to the ARUS-Fundação Aracruz de Seguridade Social until February, and to HSBC as from March.

Legend:

(1)	The number of members in this table refers to the number of directors who were in full exercise of their mandate on December 31 of the reference year.
(2)

The contributions listed refer to directors and their balances on December 31, 2012. If i) directors withdrew from plan on leaving the Company, or ii) if they retired, or iii) if they were removed from the body, and therefore were not directors of the Company on December 31, 2012, the balance reported herein does not include members of the Board of Directors and Tax Council.

(3)	Note
Conditions for early retirement:
	1.	55 years old;
	2.	10 continuous years in Votorantim companies;
	3.	Termination of link with the sponsor.

Legend:

(1)	The number of members in this table refers to the number of directors who were in full exercise of their mandate on December 31 of the reference year.
(2)

The contributions listed refer to directors and their balances on December 31, 2012. If i) directors withdrew from plan on leaving the Company, or ii) when they retire, or iii) if they were removed from the body, and therefore were not directors of the Company on December 31, 2012, the balance reported here does not include members of the Board of Directors and Tax Council.

(3)	Note
Conditions for early retirement:
	(1)	55 years old;
	(2)	5 years linked to ARUS;
	(3)	Termination of link with the sponsor.

13.11. In a table, indicate for the last 3 financial years, regarding to the board of directors, the statutory board and the supervisory board:

a.         body

b.         number of members

c.         value of the highest individual remuneration

d.         value of the lowest individual remuneration

e.         average value of individual remuneration

The information that this item is about are no longer given because of an injunction granted by Honorable Judge of the 5th Federal Court of the Judicial Section of Rio de Janeiro, in the case file No. 2010.5101002888-5 proposed by the Brazilian Institute of Finance Executives - IBEF Rio de Janeiro, institution to which part of the Company’s directors are associated.

13.12. Describe contractual arrangements, insurance policies or other instruments that structure remuneration or compensation mechanisms for directors in the event of termination or retirement, stating the financial consequences to the issuer

There are directors that in their contracts are eligible for compensation in case of termination, if it happens by the initiative of the company. The maximum total compensation payable by the company under these circumstances amounted, in December 31, 2012, to R$3,600 million.

No members of the board and committees are eligible for this type of compensation.

13.13. Regarding the last 3 financial years, indicate the percentage of total remuneration for each body recognized in respect of the issuer’s board of directors, statutory board or tax council who are parties related to the direct or indirect controller, as defined the accounting rules that address this matter

Members who currently are part of, and in the last 3 financial years were part of, both the Board and the Tax Council of the Company are not parts related to direct or indirect controllers of Fibria.

Regarding Fibria Board of Directors, all members appointed by the shareholders Votorantim Industrial S.A. e BNDES Participações S.A., signed the Shareholders Agreement and waived the right to receive remuneration for said role.

Therefore, for the last 3 financial years, it was not recognized in the Company results any remuneration paid to members of the Board of Directors or Tax Council who are parties related to its direct or indirect controller.

13.14. Regarding the last 3 financial years, indicate the amounts recognized in the income of the issuer as remuneration of members of the board of directors, statutory board or tax council, grouped by body, for any reason other than the function they occupy, such as commissions and advisory services or assistance provided

Not applicable, since no member of the Board of Directors, Statutory Board or Tax Council received any remuneration resulting from reasons other than the job held.

13.15.    Regarding the last 3 financial years, state the amounts recognized in the income of direct or indirect controllers, companies under common control of subsidiaries of the issuer, as remuneration for members of the board of directors, statutory board or tax council of the issuer, grouped by body, specifying in what capacity these values were attributed to such individuals

Financial Year of 2012 – remuneration received according to the exercise of the issuer’s position - R$ thousands

Financial Year of 2012 – other remunerations received – R$ thousands

Financial Year of 2011 - remuneration received according to the exercise of the issuer’s position - R$ thousands

Financial Year of 2011 – other remunerations received – R$ thousands

Financial Year of 2010 (*) - remuneration received according to the exercise of the issuer’s position - R$ thousands

(*) without charges

Financial Year of 2010 – other remunerations received – R$ thousands

13.16.    Provide other information that the issuer deems relevant

The Company provides the summary table below with the consolidated annual amount, separated by body, showing (i) the values approved in the general meeting held in 2012, and (ii) the amounts realized, as disclosed in the Company’s financial statements, regarding the year ended December 31, 2012:

R$ thousand

Notes:

(i) All the values above reported in the fields “AGO” and “Realized” include all benefits listed in the Technical Pronouncement CPC 05 R1.

(ii) The values approved in AGO were calculated based on the goals of variable remuneration, taking into account, conservatively, the maximum limits defined in the internal politics of variable remuneration. The values achieved throughout the financial year ended on December 31, 2012 were below the maximum limits specified in the policy.

(iii) The proposal to amend the Bylaws of the Company to constitute a Statutory  Audit Committee, in accordance with CVM IN 509, shalll be submitted for shareholders approval at the General Meeting of April 26, 2013. Once approved such amendment of the Bylaws and the amendment of the Fiscal Council as a non-permanent board, the Board of Directors shall decide on the composition of the Statutory Audit Committee and remuneration of its members, within the limits of the global remuneration approved.

EXHIBIT V - PROPOSALS FOR AMENDMENTS TO THE COMPANY BYLAWS

BYLAWS

FIBRIA CELULOSE S.A.

CHAPTER I – CORPORATE NAME, REGISTERED OFFICE, DURATION AND PURPOSE

Article 1 – The corporation, FIBRIA CELULOSE S.A., organized as a publicly held company, shall be governed by these Bylaws and applicable provisions of the law.

Paragraph 1 - With the admission of the Company to the special listing segment named Novo Mercado, of the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), the Company, its shareholders, administators and members of the Fiscal Council, when installed, are subject to the provisions of the Novo Mercado Listing Rules (“Novo Mercado Rules”).

Paragraph 2 - The provisions of the Novo Mercado Rules shall prevail over the statutory provisions, in case of prejudice to the rights of the recipients of the public offers provided in these Bylaws.

Article 2 – The Company has its registered office and jurisdiction in the City and State of São Paulo at Alameda Santos, 1357, 6th floor, and is authorized to open branches, establishments and offices in any part of Brazil or abroad.

Article 3 – The Company shall have an indeterminate term of duration.

Article 4 – The Company’s purpose is: a) the industry and trading, both of a wholesale  and retail nature, of pulp, paper, cardboard and any other byproducts of these materials, whether proprietary or of third parties; b) the trading, both of a wholesale and retail nature, of products used for graphics in general; c) the exploration of all industrial and commercial activities directly or indirectly related with its corporate purpose; d) the import of goods and assets related to its corporate purposes; e) the export of own products and those of third parties; f) representation for its own account or for third parties; g) the participation in other companies in Brazil or abroad, irrespective of its form or purpose, as a partner, quotaholder or shareholder; h) the provision of services of administrative, organizational and financial control on behalf of affiliated companies or third parties; i) the management and implementation of forest and reforestation projects on its own behalf or on behalf of third parties, including the management of all agricultural activities enabling the production, supply and distribution of raw materials for the manufacture of pulp, paper, cardboard and any other byproducts of these materials; and j) the provision of technical services of a consultancy and advisory nature to its controlled companies and to third parties.

CHAPTER II – CAPITAL STOCK AND SHARES

Article 5 – The capital stock, completely subscribed for and paid-in, is of R$~~8,379,397,179.59 (eight billion, three~~9.740.771.179.59 (nine billon, seven hundred forty million, seven hundred seventy~~-nine million, three hundred ninety-~~ seven thousand, one hundred seventy~~-~~ nine Reais and fifty~~-~~ nine ~~centavos~~cents) divided into ~~467,934,646  (four~~553.934.646 (five hundred ~~sixty-seven~~fifty three million, nine hundred thirty~~-~~ four thousand, six hundred forty~~-~~ six) common shares, which are all registered in book-entry form, with no par value.

Paragraph 1 – The capital stock shall consist exclusively of common shares, the issuance of preferred shares being prohibited.

Paragraph 2 – The shares shall be indivisible before the Company and each common share shall correspond to one vote in the decisions taken at the Shareholders’ Meetings.

Paragraph 3 – The shareholders shall have preemptive rights in the subscription of shares in increases of the capital stock, in proportion to the shares they hold.

Paragraph 4 – The new shares resulting from any increase in the capital stock shall be entered and credited to the deposit accounts maintained in the shareholders’ names by the custodian within a maximum term of sixty (60) days, as from the date of publication of the respective Shareholders’ Meeting.

Paragraph 5 – The issuance of founders’ shares is forbidden.

Article 6 – The capital stock may be increased, on the terms of Article 168 of Law No. 6404/76, through the issuance of up to 150.000.000 (one hundred fifty million) new common shares, by resolution of the Board of Directors, irrespective of any amendment to the Bylaws.

Paragraph 1 - It shall be incumbent upon the Board of Directors to establish the price and the number of shares to be issued, as well as the term and the conditions for payment in, but subscription through the contribution of assets shall be contingent upon approval of the appraisal report by the Shareholders’ Meeting, under the terms of the law.

Paragraph 2 – Within the limit of authorized capital, the Board of Directors may:

a) resolve on the issuance of warrants (bônus de subscrição);

b) based on the plan approved by the Shareholders’ Meeting, grant options to the officers or employees of the Company for the purchase of the Company’s shares, or of a company that it controls, and the shareholders shall have no preemptive right for acquisition of such shares, provided that the annual limit for options is 1% (one percent) of the capital stock and the cumulative limit for all options granted is 5% (five percent); and

c) approve an increase of the coporate capital by means of capitalization of profits or reserves, with or without the issuance of shares.

Paragraph 3 – The issuance of shares and debentures convertible into shares, or warrants (bônus de subscrição), whose placement is effected by means of a sale in a stock exchange or by a public subscription offering, may exclude the preemptive right of the existing shareholders or may reduce the term for the exercise thereof.

Paragraph 4 – The exclusion of the preemptive right to the existing shareholders or the reduction of the term for exercise thereof shall not apply to the issuance of debentures that are convertible into shares and of warrants (bônus de subscrição), if the latter are ascribed as an additional advantage to subscribers of shares or of debentures that are convertible into shares.

CHAPTER III – MANAGEMENT

Article 7 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, with powers and duties conferred to them by the law and by these Bylaws.

Paragraph 1 – Without prejudice to the other duties set forth herein and in the law, the managers newly elected to the Company (Officers and members of the Board of Directors) shall, before taking office, sign the Consent Term of the Managers to the Contract to Participate in the Novo Mercado executed by the Company, its controlling shareholders and administrators and the BM&FBovespa, through which they agree to comply with the rules set forth therein.

Paragraph 2 – The positions of Chairman of the Board of Directors and of the Chief Executive Officers of the Company may not be held by the same person.

SECTION I – BOARD OF DIRECTORS

Article 8 – The Board of Directors is composed of, at least, 5 (five) and up to 9 (nine) effective members and an equal number of alternates, elected by the Shareholders’ Meeting, with an unified term of office of two (2) years, beginning on the date of the signature of the competent term of office in the proper book.

Paragraph 1 – At least 20% of the members of the Board of Directors elected (and their respective alternates) shall be Independent Directors, as defined by the Novo Mercado Listing Rules, and expressly identified as such in the minutes of the General Meeting that elected them.

Paragraph 2 - The member(s) of the Board of Directors elected by the cumulative voting mechanism provided for in article 141, paragraphs 4 and 5 of Law no. 6.404/76 shall be considered independent.

Paragraph 3 – When application of the percentage defined in Paragraph 1 above results in a fractional number of members of the Board of Directors, it shall be rounded up to the : (i) immediately higher whole number if the fraction is equal to or greater than 0.5 (five tenths); or (ii) immediately lower whole number if the fraction is less than 0.5 (five tenths).

Paragraph 4 – Upon election of the members of the Board of Directors and their respective alternates, irrespective of the election process adopted, any shareholder that wishes to indicate a candidate and/or the respective alternate that are not a part of the Board of Directors shall notify the Company accordingly in writing at least 10 (ten) days prior to the meeting, providing the name, qualifications, and professional resumé of each candidate and attaching to such notification a term signed by the candidate attesting to its acceptance to compete for the position. As soon as it receives this notification, the Company shall send the name, qualifications and professional resumé of the candidate(s) to the Stock Exchange, post the information on the Company’s webpage and making it available to shareholders at the headquarters of the Company.

Paragraph 5 - Except in the case of election by cumulative voting mechanism, the candidate and/or alternate indicated by any shareholder pursuant to Paragraph 4 above shall necessarily be part of a proposed plate in accordance to Article 16, Paragraphs 2 and 3.

Article 9 – The members of the Board of Directors are eligible for reelection, and if they are not reelected, they shall remain in their positions until their substitutes take office.

Article 10 – The Board of Directors shall have a Chairman and may have a Vice- Chairman, appointed by the same Shareholders’ Meeting which elects the members of the Board of Directors, or by a meeting of the Board of Directors itself.

Article 11 – While observing Article 16 hereof, effective members and their alternates of the Board of Directors shall be elected by the simple majority of votes of the shareholders present at the Meeting.

Sole Paragraph – The investiture of the members Board of Directors and the Board of Directors members will be subject to the prior execution of the Term of Consent of the Managers in accordance with the Novo Mercado Rules, as well as the compliance to the applicable legal requirements.

Article 12 – Substitution of the members of the Board of Directors, either on a temporary basis or as a result of vacancy for the office, shall be conducted as follows:

I. If there should be an impairment of a regular member, his/her deputy member shall assume the post until such time as the impediment ceases;

II. If there should be a vacancy for the office of regular member, his/her deputy member shall assume until the first Ordinary Shareholders’ Meeting is held, which meeting shall elect the substitute;

III. In the event of vacancy, either simultaneous or successive, of the offices of regular member and relevant deputy member, the other members of the Board of Directors shall designate their alternates, who shall serve until the first Shareholders’ Meeting, when their alternates shall be elected on a definite basis;

IV. In the event of temporary absence or impediment of the Chairperson of the Board, his/her functions shall be exercised on a temporary basis by the Vice- Chairperson of the board; and

V. In the event of vacancy for the office of Chairperson of the Board of Directors, the Vice-Chairperson of the Board shall assume as Chairperson of the body on an interim basis and shall immediately call a Shareholders’ Meeting to fill the vacant office and for the election of a new Chairperson of the Board of Directors.

Article 13 – The Board of Directors shall ordinarily meet four (4) times a year, and on a special basis at any time whatsoever, pursuant to the statutory needs or when the corporate interests so require.

Sole Paragraph – Members may participate in meetings of the Board of Directors, through teleconference, videoconference or other means of communication that permits the identification of the member and the simultaneous communication of the other participants in the meeting. In such cases, the members of the Board of Directors shall be considered to be present at the meeting and shall sign the corresponding minutes.

Article 14 – The Board of Directors’ meetings shall be presided over by its Chairman or another board member appointed by those present and any person appointed by these shall act as secretary. The minutes of the respective meetings shall be transcribed in the proper book.

Article 15 – A Board meeting is in order with one half plus one of its members, with resolutions being passed by a simple majority of votes of the members present, and the Chairman or his alternate, besides his own vote, shall have the casting vote in the case of a tie.

Article 16 – Except if a cumulative voting process is adopted under the terms of Paragraphs 5 to 7 below and article 141 of Law no. 6.404/76, the election of the members of the Board of Directors shall be conducted under a system of tickets, whereby individual voting on candidates shall not be allowed.

Paragraph 1 – There shall always be nomination for reelection, by proposal of the Board of Directors, for a ticket made up of the members of the Board, with observance of the following rules:

a) if any member of the Board should cease to belong to the ticket, by his/her decision or due to impairment, the Board of Directors shall fill the vacancy;

b) the Company’s management, by no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the ticket established on the terms of this Paragraph.

Paragraph 2 – Any other shareholder, or group of shareholders, has the right of proposing another ticket for the Board of Directors, with observance of the following rules:

a) the proposal shall be notified in writing to the Company by no later than ten days prior to the date for which the Shareholders’ Meeting has been called, and it shall not be permitted to present more than one ticket by the same shareholder or group of shareholders;

b) the notice shall contain the information and documents mentioned in item (b), Paragraph 1 of Article 16, with specification of the members, as well as an agreement signed by the candidates attesting to his acceptance to compete for the position;

c) as soon as it receives, from any shareholder (or group of shareholders) a proposed alternative ticket as provided for under (b) immediately above, management of the Company shall send to the Stock Exchange, shall insert in the site in the worldwide computer web and shall make available for the shareholders at the Company’s headquarters, a document with the names, qualifications and résumés of the candidates for members that make up the alternative ticket presented.

Paragraph 3 – A person may belong to two or more different tickets, including the one referred to in Paragraph 1.

Paragraph 4 – Each shareholder may only vote on one ticket; the candidates of the ticket that receive the greatest number of votes in the Shareholders’ Meeting shall be declared elected.

Paragraph 5 - For the election of the members of the Board of Directors, shareholders that represent the minimum percentage established in the main clause of article 141 of Law no. 6.404/76 (as per the reduction in such percentage included in CVM Instruction 165/91, as amended by CVM Instruction 282/9 8) shall have the right to request the adoption of the multiple voting process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

Paragraph 6 – Immediately upon receiving the request, the Company shall publish a notice to the shareholders communicating that (i) the election shall be conducted by the multiple vote process, and (ii) the candidates for sitting members of the Board of Directors shall be members of the tickets referred to in Paragraphs 1 and 2 of this Article, and any candidates that have been designated by any shareholder, while observing the provisions of Article 8, Paragraph 4 of these Bylaws.

Paragraph 7 – If cumulative voting is requested, each shareholder shall have the right of accumulating the votes on one single candidate, or to distribute them among several candidates. The members that receive the greatest number of votes shall be declared elected.

Article 17 – Besides the other attributions provided for in these Bylaws, it is incumbent on the Board of Directors to:

I – set the Company’s general business policy;

II – elect, remove from office at any time, and substitute members of the Board of Executive Officers, assigning their respective duties;

III – establish criteria for individual distribution of compensation approved by the Shareholders’ Meeting, among its own members and those of the Board of Executive Officers;

IV – oversee the activities of the Board of Executive Officers and the Executive Officers;

V – convene the Shareholders’ Meetings in cases required by law or when they are deemed appropriate;

VI – approve expansion plans;

VII – authorize the distribution of interim dividends as an advance on the annual dividends;

VIII – approve the payment or crediting of interest on equity to the shareholders;

IX – choose and remove the independent auditors;

X – set the issuance price of the shares for the increase in capital stock by public or private subscription, and setting the other conditions of such issuance;

XI – prepare and present to the Shareholders’ Meeting the annual report of corporate activities, with supporting financial statements legally required in each fiscal year;

XII – resolve on issuances of shares and warrants to subscribe for shares within the authorized limit pursuant to Article 6;

XIII – submit to the Shareholders’ Meeting a proposal for a plan for granting share options to the Company’s officers or employees;

XIV – authorize (a) the acquisition of the Company’s own shares for cancellation or maintaining them in treasury, and (b) for subsequent sale of shares held in treasury;

XV – authorize the disposition or encumbrance of the Company’s properties in amounts above R$20,000,000.00 (twenty million reais), in the year;

XVI – authorize providing guarantees in favor of third parties, except those provided in favor of companies or entities controlled by the Company, whether in isolation or together, which will be independent of authorization by the Board of Directors;

XVII – authorize the execution of any legal affairs binding the Company, or exonerating third parties from liability to it, when the amounts involved are more than R$120,000,000.00 (one hundred twenty million reais), subject to the provisions of item XVIII of this Article;

XVIII – authorize the execution of any legal matters between the Company and its subsidiaries, on the one hand, and any related parties, on the other, when the amounts involved exceed R$20,000,000.00 (twenty million reais) per year;

XVIII – authorize the execution of any legal matters between the Company and its subsidiaries, on the one hand, and any related parties, on the other, when the amounts involved exceed R$20,000,000.00 (twenty million reais) per year;

XIX – resolve on the issuance of promissory notes (commercial papers), for public distribution in Brazil, determining: (i) the issuance amount and the division into series thereof, (ii) quantity and face value, (iii) conditions of remuneration and indexation, (iv) period of maturity of the notes, (v) guarantees, (vi) statement to prove compliance with the legal limits, (vii) place of payment, (viii) contracting of services related to the issuance;

XX – in order to observe best practices of Corporate Governance, approve the creation of Committees (including a Financial Committee), as well as the respective regulations which shall contain, along with other matters of interest to the Company, specific rules relating to the work, competence, remuneration and procedures;

XXI - to define a three-name list of institutions or companies specialized in the economic valuation of companies in order to prepare an appraisal report for the purposes of tender offers provided for in Chapters ~~VII~~VIII and ~~IX~~X of these Bylaws~~.~~; and

XXII – to manifest in favor of or contrary to any public tender offer which have as object the Company’s shares, through a previous motivated opinion, issued until 15 (fifteen) days after the publication of the notice of the  public tender offer, which should address, at least (i) the convenience and opportunity of the public tender offer with respect to the interest of all shareholders and in relation to the liquidity of the securities their members hold; (ii) the repercussion of the public tender offer on the interests of the Company; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other matters that the Board of Directors deems appropriate, as well as the information required by the applicable rules established by CVM; and

XXIII – define the list of three specialized firms in economic valuation of companies to present the appraisal report of the Company’s shares, in cases of public offers for the delisting of the Company or to exit from the Novo Mercado.

Article 18 – The Board of Directors shall appoint among its members, a member who shall accumulate the duties of Investor Relations Officer, with the duty of providing necessary information to the investors, the Stock Exchanges and the Brazilian Securities Commission – CVM.

SECTION II – BOARD OF EXECUTIVE OFFICERS

Article 19 – The Board of Executive Officers shall be made up of at least three (3) and a maximum of ten (10) members, shareholders or not, elected by the Board of Directors, with a one (1)-year term of office, eligible for reelection, being one Chief Executive Officer and the others with no specific designation.

Paragraph 1 – The Executive Officers are exempt from pledging or collateralizing shares.

Paragraph 2 – The investiture in the position of Executive Officer is effected upon execution of the investiture deed drawn up in the register of Minutes of the Board of Executive Officers, observed the provision of article 11, sole paragraph, of these Bylaws.

Paragraph 3 – After expiration of the period for which they were elected, the Executive Officers shall continue to exercise their responsibilities until the election and investiture of their elected alternates.

Paragraph 4 – In the case of a vacancy or permanent impairment of an Executive Officer, the Board of Directors shall elect an alternate to conclude the term of office of the officer being replaced.

Paragraph 5 – In the absence or temporary impairment of an Officer, the Chief Executive Officer shall appoint from among the Executive Officers, one who shall temporarily accumulate the duties of the absent or impaired Officer.

Paragraph 6 – The Executive Officers shall receive the compensation that shall be set for each one individually by the Board of Directors.

Article 20 – The Board of Executive Officers shall meet when necessary to decide on matters within its powers, established in law or in the Bylaws.

Paragraph 1 – The meetings of the Board of Executive Officers shall be presided over by the Chief Executive Officer. In his absence and in the lack of an appointee pursuant to Article 24, the remaining Executive Officers shall immediately elect one of their members to preside over the meeting.

Paragraph 2 – The resolutions of the Board of Executive Officers shall be drawn up in the minutes and transcribed in the proper book.

Paragraph 3 – The meetings of the Board of Executive Officers shall be called to order with the attendance of at least the majority of its members.

Paragraph 4 – The decisions of the Board of Executive Officers shall be taken on a simple majority and in the case of a tie, the Chief Executive Officer shall have the casting vote.

Article 21 – The following is incumbent on the Board of Executive Officers, subject to the provisions in Articles 23 and 26:

I – to exercise the broadest and general management powers and represent the Company in legal acts in general within the limits established in the law and in these Bylaws;

II – previously authorize, in a meeting of the Board of Executive Officers:

(a) establishing branches of offices provided for in Article 2 of these Bylaws;

(b) executing any legal business binding the Company, or exonerating third parties from liability to it, including granting aval guarantees, sureties and any other personal or in rem guarantees, when the amounts involved are greater than R$20,000,000.00 (twenty million reais) in the year, subject to the express authorization of the Board of Directors in the cases provided for in items XIV - XVIII of Article 17 of these Bylaws;

(c) creating subsidiaries or investing in other companies, except those arising from tax incentives.

Article 22 – The active and passive representation of the Company to perform any acts as well as to sign any legal agreements, with due regard for the exclusive powers of the Board of Directors and the Board of Executive Officers provided for in these Bylaws and subject to the need for authorization from those bodies as provided in Article 17, items XIV - XVIII, and in Article 21, II of these Bylaws, shall be made upon the joint signature of two Executive Officers, or one Executive Officer and one attorney-in-fact, or even two attorneys-in-fact, who are legally appointed and with specific powers.

Paragraph 1 – Except as provided in these Bylaws, the Company may be represented by a single Executive Officer or attorney-in-fact (i) in practicing acts of simple administrative routine, including practices before general public offices, instrumentalities, public companies, public-private companies, the Board of Trade, Labor Justice, Social Security, FGTS and their collecting banks, (ii) together with concessionaires or permit holders of public services, in acts that do not involve assuming obligations or in relieving the obligations of third parties, (iii) in preserving its rights in administrative or any other proceedings, and in complying with its tax, labor or pension obligations, (iv) in endorsing instruments for effects of collecting or depositing in the Company’s bank accounts and (v) for purposes of receiving subpoenas, citations, notices or summonses, or even for representing the Company in Court.

Paragraph 2 – The attorneys-in-fact shall be appointed by special act, signed by two Executive Officers, specifying the powers and definite term of validity, except when granted to professionals for general jurisdictional purposes, with the “ad judicia et extra” clause, or to defend the Company’s interests in administrative proceedings.

Article 23 – The following shall be incumbent on the Chief Executive Officer: a) to convene and preside over meetings of the Board of Executive Officers; b) comply with, and ensure that others comply with these Bylaws, the resolutions of the Shareholders’ Meetings and the resolutions of the Board of Directors and Board of Executive Officers; c) coordinate and supervise the activities of the members of the Board of Executive Officers for the purpose of ensuring that the activities of all are compatible with the Company’s interests.

Article 24 – The Chief Executive Officer shall be replaced in his absence or impairment for another Executive Officer appointed by him either in writing or verbally. The alternate shall exercise all the duties of the Chief Executive Officer pursuant to these Bylaws.

Article 25 – It is incumbent on the Executive Officers to assume the individual liability for supervising and controlling the activities inherent to their respective areas besides the duties that shall be attributed to them by the Board of Directors and by the Chief Executive Officer.

Article 26 – The Investor Relations Officer shall: a) manage the shares policy; b) represent the Company before supervision bodies and domestic or international entities of the market where its securities are listed, particularly CVM (Brazilian Securities Commission) and BM&FBOVESPA (São Paulo Stock Exchange); c) represent the Company before the investing public and provide all pertinent information; d) take acts for keeping the publicly-held company registration with CVM duly updated; and e) perform other activities assigned thereto by the Chief Executive Officer.

CHAPTER IV – FISCAL COUNCIL

Article 27 – The Fiscal Council shall not operate permanently and shall only be installed upon request by the Shareholders, pursuant to the applicable law. Once installed, the Fiscal Council shall be comprised of three (3) to five (5) incumbent members and same number of alternates, elected by the Shareholders’ Meeting, and shall be governed by applicable law and regulations, by these Bylaws and its Corporate Regulations.

Paragraph 1 – The members of the Fiscal Council shall be invested in their respective duties by means of signing an agreement of position, inscribed in the minutes book for meetings of the Fiscal Council, as well as the Instrument of Consent of Members of the Fiscal Council, as provided for in the Novo Mercado Listing Regulations.

Paragraph 2 – The incumbent members of the Fiscal Council are entitled to a compensation fixed by the Shareholders’ Meeting, thus respecting the legal minimum limit, and may not receive any other compensation from the Company, from a company controlled or affiliated thereby, except if such other compensation arises from or is related to services provided to the Company prior to such election or if such other compensation does not jeopardize the duty of member of the Fiscal Council.

Paragraph 3 – The Fiscal Council shall be comprised only of persons who fulfill the requirements provided for in the law and regulations.

Paragraph 4 – In the event of vacancy of any member in the Fiscal Council, the respective alternate shall exercise such office.

Paragraph 5 – The members of the Fiscal Council shall exercise their office based on loyalty, care and information duties provided for in the law and regulations.

Paragraph 6 – The Fiscal Council, once installed, may, for the exercise of its duties, meet with management and the Company’s internal accountants and independent auditors.

Paragraph 7 – The operation of the Fiscal Council, once installed, shall be regulated by Corporate Regulations approved in a proper meeting and shall be filed on the Company headquarters.

CHAPTER V – SHAREHOLDERS’ MEETINGS

Article 28 – The Shareholders’ Meeting called and convened pursuant to the law and these Bylaws is the supreme body for resolving upon all corporate businesses and for taking the resolutions it sees fit, upon a fifteen (15)-day prior notice for the first call and eight (8) for the second call. In the case of a complex matter, the Meeting may be called with a 30-day prior notice under applicable law.

Paragraph 1 - The Shareholders’ Meeting shall convene on an annual basis, in the first four months after the end of the fiscal year, to decide on matters set forth in Article 132 of Law 6404/76.

Paragraph 2 – The Shareholders’ Meeting shall meet on a special basis at any time upon notice of the Board of Directors signed by any of member thereof and also in the events provided for in the law, by notice of shareholders or the Fiscal Council.

Paragraph 3 – The Shareholders’ Meeting shall be presided over by a chairman and the secretary shall be chosen by the shareholders present.

Paragraph 4 – The attorneys-in-fact and shareholders’ representatives may attend the Shareholders’ Meetings upon making available, at the headquarters, no later than three working days before the date scheduled for those plenary meetings, the respective proxies and powers of attorney. Should the shareholder have not provided the powers of attorney and proxies within the time period set forth in these Bylaws, then the shareholder may attend the Meeting, provided he attends the Meeting with the originals of the documents supporting the powers granted thereto.

Paragraph 5 – Besides the matters that are within its competence as provided for in law and in these Bylaws, it shall also be incumbent on the Shareholders’ Meeting to approve:

a) deregistration as a public company with the CVM;

b) delisting from the Novo Mercado segment of BM&FBOVESPA;

c) the choice of the specialized company responsible for determining the economic value of the Company for purposes of the tender offer provisions of Chapters ~~VII~~VIII and ~~IX~~X of these Bylaws, among the list of three companies indicated by the Board of Directors;

d) stock option plans for management and employees of the Company and of other companies directly or indirectly controlled by the Company, without preemptive rights of the shareholders.

Paragraph 6 - Resolutions on changes or exclusions to Article ~~32~~33 of these Bylaws shall be taken by the majority of the votes present, while observing the minimum quorum for resolutions equal to or greater than 30% (thirty percent) of the voting stock.

CHAPTER VI – ~~FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS~~STATUTORY AUDIT COMMITTEE

Article 29 – The Company shall have a Statutory Audit Committee (CAE), an advisory and instruction collegial body directly linked to the Company’s Board of Directors, with the objective of supervising the quality and integrity of the financial reports, the adherence to legal, statutory and regulatory rules, the adequacy of the procedures related to risk management and the activities of the internal and independent auditors.

Paragraph 1 – The CAE shall have its own Internal Regulations, approved by the Board of Directors, that shall, in a detailed fashion, set out its functions as well as its operational procedures, pursuant to the legislation in force and the regulations issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in.

Paragraph 2 – The CAE shall operate permanently, and will be composed of, at least 3 (three), and at most 5 (five) members, each with a term of office of 5 (five) years, appointed and dismissed by the Board of Directors, all of which shall meet the standards of independence, and of which at least one member shall meet the standards of capacity in corporate accounting set forth in the CAE’s Internal Regulations, the applicable legislation and the rules issued by the capital market and stock exchange regulatory bodies, considering the stock market the Company is listed in. The CAE shall have one Coordinator, whose activities shall be set forth in the CAE’s Internal Regulations.

Paragraph 3 – The participation of the Company’s Executive Officers, or the Executive Officers of the Company’s subsidiaries, controlling companies, affiliates companies or companies under direct or indirect common control, in the CAE is prohibited.

Paragraph 4 – The CAE’s functions shall encompass, but not be limited to, the following:

                                                I – analysis of the financial statements;

                                                II – supervision of the Company’s financial sector;

                                                III – ensuring that the Board of Executive Officers implements a reliable internal control;

                                                IV – ensuring that the internal auditing carries out their role satisfactorily and that the external auditors evaluate, through their own analysis and revision, the Board of Executive Officers’ practices and the internal auditing;

                                                V – setting out, along with the external auditors, the work plan and fee agreement;

                                                VI - recommend to the Board of Directors the appointment, remuneration and replacement of the external auditors; and

                                                VII - interact with the external auditors on matters related to the audit procedure.

Paragraph 5 – The Board of Directors shall define the members’ remuneration, as well as the CAE’s operational budget.

CHAPTER VII – FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article ~~29~~30 – The fiscal year shall begin on January 1 and end on December 31 of each year, on which date the corresponding financial statements shall be drawn up pursuant to the legal requirements.

Sole Paragraph – The Company may draw up interim balance sheets at any period during the fiscal year, and these may then be used as a basis on which the Board of Directors shall approve interim dividends as provided for in the Bylaws.

Article ~~30~~31 – Management shall propose to the Shareholders’ Meeting the allocation of the net income for the fiscal year, which allocation shall be mandatory and successive as follows:

I – five per cent (5%) for the creation of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II – the amount corresponding to the creation of contingency reserves;

III – twenty-five per cent (25%), at least, shall be distributed as payment of the mandatory annual dividend to shareholders, calculated pursuant to Article 202 of Law No. 6404 of December 15, 1976;

IV – the remaining balance shall be distributed in accordance with the decision of the Shareholders’ Meeting, as provided for in the law.

Sole Paragraph – The payment of dividends shall be made within a maximum of sixty (60) days as from the date of the Shareholders’ Meeting or the Board of Directors’ meeting approving the payment.

Article ~~31~~32 – By resolution of the Board of Directors, payment or crediting to the shareholders of interest on equity may be made up to the limit permitted in law pursuant to Article 9 of Law No. 9.249 of December 26, 1995. This amount shall be attributed to the value of the mandatory dividends aforementioned in item III of Article ~~30~~31 pursuant to applicable law.

CHAPTER ~~VII~~VIII – TENDER OFFER IN CASES OF ACQUISITIONS OF A MATERIAL PARTICIPATION

Article ~~32~~33 – Any Person (as defined in Paragraph 1 below) who subscribes, acquires or in any way becomes a direct or indirect holder in Brazil or elsewhere of a Material Participation (as defined in Paragraph 2 below) in the Company shall, within 60 (sixty) days as of the date of the event that results in holding a Material Participation, conduct a public tender offer for all of the shares issued by the Company (a “Tender Offer”), in observance of the provisions of applicable regulation of the Comissão de Valores Mobiliários – CVM, the regulations of BM&FBOVESPA and the terms of this Article.

Paragraph 1 – For purposes of these Bylaws, “Person” means any person including, without limitation, any natural person or legal entity, investment fund, condominium,

portfolio of securities, worldwide rights, or other form of organization, resident, domiciled or headquartered in Brazil or elsewhere, or group of persons linked by voting agreement or that acts together representing the same interests. Examples of persons who act representing the same interests  include those (i) that are directly or indirectly controlled or managed by person belonging to the group of people, (ii) that control or manage in any way person belonging to the group of people, (iii) that are directly or indirectly controlled or managed by any person that directly or indirectly controls or manages person belonging to the group of people, (iv) in which the controller of person belonging to the group of people directly or indirectly holds an interest equal to or more than 25% (twenty-five percent) of the voting stock, (v) in which person belonging to the group of people directly or indirectly holds an interest equal to or more than 25% (twenty five percent) of the voting stock, or (vi) that directly or indirectly hold an interest equal to or more than 25% (twenty-five percent) of the voting stock of the person belonging to the group of people.

Paragraph 2 – For purposes of these Bylaws, “Material Participation” means a number of shares issued by the Company equal to or more than 25% (twenty-five percent) of the total number of shares issued by the Company.

Paragraph 3 – For purposes of these Bylaws, “Controlling Shareholder” means the shareholder or group of shareholders  as defined in the Novo Mercado Rules (Group of Shareholders) that exercise the Controlling Power (as defined in Paragraph 4 below).

Paragraph 4 – For purposes of these Bylaws, the term “Controlling Power” means the power effectively utilized to direct the corporate activities and orient the functioning of the organs of the Company, either directly or indirectly, in fact or by right, regardless of the corporate interest held. There is a presumption relating to holding of the Controlling Power with respect to the person or Group of Shareholders that hold shares that assured them the absolute majority of votes of shareholders present in the last three Shareholders’ Meetings of the Company, even if they do not hold shares that assure them an absolute majority of the voting stock.

Paragraph 5 – The Tender Offer shall be (i) directed without distinctions to all of the Company’s shareholders, (ii) effected in an auction on BM&FBOVESPA, (iii) launched at the price determined in accordance with Paragraph 6 below, and (iv) paid in cash in national currency against purchase in the Tender Offer of the shares issued by the Company.

Paragraph 6 – The price of the acquisition in the Tender Offer for each share issued by the Company shall be the higher of the following amounts:

(a) Economic Value obtained from an economic-financial appraisal report of the Company prepared by an institution or company specialized and with proven experience in evaluating publicly held companies, chosen by the Shareholders’ Meeting, after presentation by the Board of Directors or a list of three possibilities, observing the provisions of Paragraph 1 of Article ~~40~~41;

(b) Value of the Share plus a Premium of 50% (fifty percent) applied to such value. For purposes of these Bylaws, “Value of the Share” corresponds to the higher value between: (i) the highest unit price for shares issued by the Company during the 12-month period prior to the Tender Offer on any stock exchange on which the shares of the Company are traded, and (ii) the unit price of the last issuance of shares of the Company within 12 months prior to the date of the Tender Offer, corrected by the reference rate of SELIC from the date of such issuance to the date of presentation of the Tender Offer.

Paragraph 7 – The realization of the Tender Offer mentioned in the main clause of this Article shall not exclude the possibility of a third party making a concurrent Tender Offer under the terms of applicable regulation.

Paragraph 8 – The Person shall be obligated to comply with the requests or demands of the Comissão de Valores Mobiliários – CVM relating to the Tender Offer within the timeframes provided for in applicable regulation.

Paragraph 9 – If the Person does not comply with the obligations imposed by this Article, including with respect to meeting the maximum timeframes for (i) realizing the Tender Offer, or (ii) attending to any requests or demands from the CVM, the Company’s Board of Directors will convene a Special Shareholders’ Meeting, in which the Person may not vote, to resolve the suspension of the exercise of the rights of the Person who did not comply with any obligation imposed by this Article, in accordance with the provisions of article 120 of Law no. 6.404 of December 15, 1976.

Paragraph 10 – Any Person that acquires or becomes the owner, in Brazil or elsewhere, of other rights, including usufruct or trust, over shares issued by the Company that result in such Person holding a Material Participation shall be equally obligated to, within 60 (sixty) days as of the event that resulted in holding a Material Participation, conduct a Tender Offer under the terms described in this Article ~~32.~~33.

Paragraph 11 – The obligations included in article 254-A of Law no. 6.404/76 and Articles ~~34, 35~~35, 36 and ~~36~~37 of these Bylaws exclude compliance by the Person holding a Material Participation from the obligations included in this Article.

Paragraph 12 – The provisions of this Article ~~32~~33 shall not apply if a person becomes a holder of a Material Participation by virtue of (i) the merger by the Company of another company, (ii) the merger by the Company of the shares issued by another company or (iii) the subscription of shares issued by the Company realized in a single primary issuance approved at a Meeting of Shareholders of the Company called by the Board of Directors with the purpose of increasing the capital where the share price is determined based on Economic Value.

Paragraph 13 – If the CVM regulation applicable to the Tender Offer requires adopting a criterion for calculating the price of the acquisition of each share issued by the Company that results in a price higher than as determined pursuant to Paragraph 6 above, the price as determined by the CVM criterion shall prevail in the execution of the Tender Offer.

Article ~~33~~34 – Any Person that holds Shares in Circulation of the Company, in an amount greater than 10% (ten percent) of all shares issued by the Company, and that wants to purchase more shares issued by the Company (a “New Acquisition”), shall be obligated before each such New Acquisition to notify the Company in writing, of its intention, at least three (3) business days prior to the anticipated date of the New Acquisition.

Paragraph 1 – For purposes of this Article, “Shares in Circulation” means all shares issued by the Company except those (i) owned directly or indirectly by the Controlling Shareholder (as defined in Paragraph 3 of Article ~~32~~33) or by other persons linked to the Controlling Shareholder; (ii) in the Company’s treasury; (iii) held by companies controlled by the Company; and (iv) owned directly or indirectly by officers of the Company.

Paragraph 2 – If the Person does not comply with the obligations imposed by this Article, the provisions of Article ~~32,~~33, Paragraph 9 above shall apply.

CHAPTER ~~VIII~~IX – CHANGE OF CONTROL

Article ~~34~~35 – A Change of Control of the Company, whether through a single transaction or a series of transactions, shall be contracted under a dissolving condition or condition precedent, such that the party acquiring Power of Control obligated to make a tender offer to acquire the shares of the Company that the other shareholders own, observing the conditions and timeframes established in applicable legislation and the Novo Mercado Listing Regulation, to assure them equal treatment to the selling Controlling Shareholder.

Paragraph 1 – For purposes of these Bylaws, “Change of Control of the Company” means the transfer to a third party for consideration of the Control Shares.

Paragraph 2 – For purposes of these Bylaws, “Control Shares” means the shares that assure, directly or indirectly, to the holder(s) thereof, the individual or shared exercise of the Controlling Control of the Company as defined in Paragraph 4 of Article ~~32~~33 of these Bylaws.

Article ~~35~~36 - The tender offer referred to in the previous Article also shall be realized:

I – in cases in which there is an onerous assignment of rights to subscribe for shares and other securities or rights related to securities convertible into shares, resulting in a Sale of Control of the Company; and

II – in case of change of control of a company that holds the Controlling Power of the Company, in which case, the seller of  Power of Control of the Company shall be obligated to declare to BM&FBOVESPA the amount attributed to the Company in that transfer and annex documentary evidence of that amount.

Sole Paragraph – The tender offer obligation established in this Article shall not apply when, in any corporate restructuring of the shareholders who exercise the Power of Control of the Company, any existing shareholder ceases to be a direct controlling shareholder, but the Controlling Power of the Company remains in the hands of the Economic Group to which such shareholder is a part, and this continues to exercise the Controlling Power, even if indirectly. For purposes of this Article, an Economic Group is the companies that control or that directly or indirectly are controlled by the shareholding control of such shareholder.

Article ~~36~~37 – That person that by means of a share purchase agreement with the Controlling Shareholder of the Company, involving any number of shares, to acquire the Controlling Power of the Company, shall be obligated to:

I – make the public tender offer referred to in Article ~~34~~35 of these Bylaws; and

II – pay, in the terms below, the amount equivalent to the difference between the public offering price and the amount paid per share eventually acquired on the stock exchange during the six (6) months prior to the date of the acquisition of the Power of Control, duly updated up to the date of payment. Referred amount should be distributed among all the people who sold shares of the Company at the trading sessions, where the buyer made the acquisitions, in proportion to the net balance of the sales of each share, competing to the BM&FBOVESPA to operate the distribution, as per its Rules.

Article ~~37~~38 - The Company shall not register any transfer of shares to the acquirer of the Controlling Power, or for those who come to hold the Controlling Power, if these do not sign the Instrument of Consent of the Controllers, as established in the Novo Mercado Listing Regulation. The Company also shall not register any shareholders agreement that provides for the exercise of the Controlling Power if the signatories do not subscribe to the Instrument of Consent of the Controllers.

CHAPTER ~~IX~~X – DEREGISTERING AS A PUBLIC COMPANY AND DELISTING FROM THE NOVO MERCADO

Article ~~38~~39 – A public tender offer by the shareholder or group of shareholders who hold the Controlling Power or by the Company to deregister as a public company, the minimum price to be offered shall correspond to the economic value calculated in an appraisal report (“Economic Value”), in compliance with the applicable laws and regulations.

Article ~~39~~40 – If the shareholders gathered at a Special Shareholders’ Meeting resolve to delist the Company from the Novo Mercado or if such delisting results from a corporate restructuring in which the securities issued by the company resulting from such restructuring are not admitted for trading on the Novo Mercado, within 120 (one hundred twenty) days from the date of the general meeting which approved the transaction the shareholder or group of shareholders holding the Controlling Power of the Company shall make the public tender offer, and the minimum price to be offered shall correspond to the Economic Value calculated in an appraisal report, in compliance with the applicable laws and regulations.

Article ~~40~~41 – The appraisal report referred to in Articles ~~38~~39 and ~~39~~40 of these Bylaws shall be prepared by a specialized institution or company with proven experience and independent of the power of decision of the Company, its officers and Controlling Shareholder(s), and the report shall also satisfy the conditions of Paragraphs 1 and 6 of article 8 of Law no. 6.404/76.

Paragraph 1 – The choice of the specialized institution or company responsible for determining the Economic Value of the Company is within the exclusive competence of the Shareholders’ Meeting, after presentation by the Board of Directors of the list of three possibilities, and the respective resolution, not counting blank votes, shall made by the majority of the votes of the shareholders representing the Shares in Circulation present at such Shareholders’ Meeting, which, if installed on first call, shall have the presence of shareholders representing at least 20% (twenty percent) of all the Shares in Circulation, or if installed on second call, may have the presence of any number of shareholders holding Shares in Circulation.

Paragraph 2 – The costs of preparing the appraisal report shall be borne entirely by the offering party in the tender offer.

Article ~~41~~42 – In cases of no controlling shareholder: (i) if deregistering as a publicly held company is approved at a Shareholders’ Meeting, the public tender offer in accordance with the provisions of article ~~39,~~40, in which case, the Company may only purchase shares held by shareholders who voted in favor of such deregistration after having purchased the shares of the other shareholders that did not vote in favor of deregistering and that accepted such offer; and (ii) if delisting from the Novo Mercado is approved at a Shareholders’ Meeting, either to register for trading the securities outside the Novo Mercado, or in connection with a corporate restructuring as provided for in Article ~~39~~40 of these Bylaws, the exit is conditioned to the implementation of the public tender offer in the same conditions provided in the article ~~39~~40 above.

Paragraph 1 –Such general meeting shall define the person(s) responsible(s) for presenting the public tender offer, which, at this meeting, must assume expressly the obligation to present the offer.

Paragraph 2 – In case of absence of the definition of those responsible for presenting the public tender offer, in case of a corporate reorganization transaction, in which the resulting company does not have its securities admitted for trading in the Novo Mercado, it will be incumbent upon the shareholders who voted in favor of the corporate reorganization to present the referred offer.

Article ~~42~~43 – The delisting of the Company of the Novo Mercado in violation of the obligations provided in the Novo Mercado Rules is conditioned upon the  presentation of the public tender offer by, at least, by the economic value of the shares, to be determined in an appraisal report, in compliance with the applicable laws and regulations.

Paragraph 1 – The Controlling Shareholder must present the public tender offer under the head section of this article.

Paragraph 2 – In the case of no Controlling Shareholder and the delisting of the Novo Mercado referred in the head section of this Article result from the resolution of the General Meeting, the shareholders that voted in favor of the resolution which implied the respective non-compliance must execute the public tender offer provided in the main section.

Paragraph 3 – In the absence of Controlling Shareholder and the delisting of the Novo Mercado referred in the head section of this Article results from act or fact of the management, the Administrators of the Company shall convene a shareholders general meeting whose agenda will be the on how to remedy the non compliance with the obligations of the Novo Mercado or, as the case may be, to resolve on delisting from the Novo Mercado listing segment.

Paragraph 4- Should the shareholders general meeting referred to in paragraph 3 above approve the delisting of the Company from Novo Mercado listing segment, such general meeting shall define the responsible for carrying out the public tender offer referred to in the head of this Article, who shall undertake the obligation to carry out the offer.

Article ~~43~~44 – In the absence of Controlling Shareholder, if BM&FBOVESPA determines that the prices of securities issued by the Company be published apart or that the securities issued by the Company be suspended from trading on the Novo Mercado because of non-compliance with the obligations included in the Novo Mercado Listing Regulation by act or fact of the management, the Chairman of the Board of Directors shall convene, within two (2) days (including only days when newspapers ordinarily used by the Company are circulated) of such determination a Special Shareholders’ Meeting to remedy the breach of the obligations contained in the

Novo Mercado Regulation or, if necessary by deliberate to replace the entire Board of Directors with the delisting of the Company from the Novo Mercado.

Paragraph 1 – If the Extraordinary General Meeting mentioned in the main section of this article deliberate the delisting of the Company of the Novo Mercado, the referred general meeting may define the responsible(s) for the presentation of the public tender offer provided in the main section, which, present at the meeting, must assume expressly the obligation to present the offer.

Paragraph 2 – If the Special Shareholders’ Meeting referred to in the main clause of this Article is not convened by the Chairman of the Board of Directors in the time established, such Meeting may be convened by any shareholder of the Company, according to the terms and conditions of Article 123, sole paragraph, letters “b” e “c” of Law n 6,404/76.

CHAPTER ~~X~~XI – SHAREHOLDERS’ AGREEMENT

Article ~~44~~45 – The shareholders’ agreements, with respect to the matters mentioned in Article 118, of Law 6.404 of December 15, 1976, as well as any other matters, shall be complied with by the Company, once these have been filed at the corporate registered offices.

Sole Paragraph – The obligations or encumbrances resulting from these agreements shall be extensive to third parties after annotation in the appropriate registers of the custodian appointed by the Company.

CHAPTER ~~XI~~XII – LIQUIDATION

Article ~~45~~46 – The Company shall be liquidated in the events provided for in the law, whereupon it shall be incumbent on the Shareholders’ Meeting to determine the form of liquidation, electing the liquidators and the members of the Fiscal Committee, which shall operate on a mandatory basis during the liquidation period.

CHAPTER ~~XII~~XIII – ARBITRATION

Article ~~46~~47 – The Company, its shareholders, directors, and the members of the Fiscal Council agree to resolve by arbitration, before the Market Chamber of Arbitration, any and all disputes or disagreements that may arise among them, related to or deriving from, especially, the application, validity, effectiveness, interpretation, violation and its effects, of the dispositions of Law no. 6.404 of December 15, 1976, in these Bylaws, the rules promulgated by the National Monetary Council (Conselho Monetário Nacional), the Brazilian Central Bank and by the Brazilian Securities Commission - CVM, as well at other rules applicable to the working of the capital market in general, beyond of those constant of the Novo Mercado Listing Regulation, of the Contract to Participate in the Novo Mercado, the rules of arbitration of the Market Chamber of Arbitration (Câmara de Arbitragem do Mercado) and the Rules of Sanctions.

CHAPTER ~~XIII~~XIV – MISCELLANEOUS

Article ~~47~~48 - The provisions of Article ~~32~~33 of these Bylaws shall not apply to the shareholders that, at April 30, 2009, held 25% (twenty-five percent) or more of the total number of shares issued by the Company and to their successors, including and especially to the Company’s shareholders signatories to the Shareholders’ Agreement dated October 29, 2009 and filed at the Company’s headquarters.

Article ~~48~~49 – Cases omitted from these Bylaws shall be resolved by the Shareholders’ Meeting and regulated in accordance with Law no. 6.404 of December 15, 1976, observing the provisions of the Novo Mercado Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO